
10011738


25
YEARS

BJ's Wholesale Club, Inc.

2009 Annual Report and Proxy Statement for the 2010 Annual Meeting of Stockholders


BJ's

Company Profile

BJ's Wholesale Club introduced the warehouse club concept to the northeastern United States in the mid 1980s. Since then, the chain has expanded its operations to 15 states from Maine to Florida.

BJ's is dedicated to providing its members with high-quality, brand-name merchandise at prices that are significantly lower than the prices found at supermarkets, supercenters, department stores, drug stores and specialty retail stores.

BJ's is traded on the New York Stock Exchange under the symbol "BJ."



Net Income ($ in millions)
150
120
90
60
30
0
2005
2006
2007
2008
2009



Net Sales ($ in millions)
10000
8000
6000
4000
2000
0
2005
2006
2007
2008
2009



Cash Flow from Operating Activities
($ in millions)
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009



Membership Fee Income
($ in millions)
200
150
100
50
0
2005
2006
2007
2008
2009

Financial Highlights

($ in millions, except per share amounts)	2009 (1)	2008 (2)	2007 (3)
Net Sales	$9,954.4	$9,802.2	$8,791.6
Membership Fees	181.9	177.5	175.8
Other Revenue	50.7	47.6	47.1
Total Revenues	10,187.0	10,027.4	9,014.5
Operating Income	223.8	220.9	195.3
Income from Continuing Operations	132.5	135.8	121.4
Income/(Loss) from Discontinued Operations	(0.4)	(1.2)	1.5
Net Income	132.1	134.6	122.9
Diluted Earnings Per Share			
Income from Continuing Operations	$2.42	$2.30	$1.88
Income/(Loss) from Discontinued Operations	-	($0.02)	$0.02
Net Income	$2.42	$2.28	$1.90
Total Assets	$2,166.1	$2,021.4	$2,046.5
Working Capital	166.5	167.8	198.9
Cash Flow from Operating Activities	298.3	223.9	304.8
Capital Expenditures	176.4	138.0	89.9
Long-term Debt	0.5	1.1	1.7
Stockholders' Equity	1,033.4	984.8	980.5
Comparable Club Sales (%)	(1.9)%	9.4%	3.7%
# of Clubs at Year End	187	180	177
# of Members at Year End (in thousands) (4)			
Inner Circle	8,033	7,629	7,425
Business	1,396	1,360	1,349
Operating Margin (%)*	2.2%	2.3%	2.2%
Current Ratio	1.17	1.18	1.21
Debt/Total Capitalization (%) (5)	0.1%	0.2%	0.2%

(1) During 2009, the Company recorded post-tax expense of $6.9 million, or $.13 per diluted share, to establish a reserve in connection with a proposed settlement of a legal claim that resolves wage and hour job classification claims. Also in 2009, the Company recorded post-tax income of $1.8 million, or $.03 per diluted share, related to payments the Company received from a class action settlement involving the credit card interchange fees charged by MasterCard® and Visa® and post-tax income of $1.7 million, or $.03 per diluted share, from an adjustment to legal reserves established in 2004 that were resolved in 2009.

(2) During 2008, the Company recorded post-tax expense of $0.5 million, or $.01 per diluted share, to increase its reserve for closed clubs. Also in 2008, the Company recorded post-tax income of $3.3 million, or $.06 per diluted share, as a result of favorable state income tax audit settlements.

(3) In the first quarter of 2007, the implementation of FASB ASC Topic 740 required the Company to record a charge to stockholders' equity of $6.2 million. Results in 2007 included post-tax income of $3.6 million or $.05 per diluted share, as a result of favorable state income tax audit settlements; $2.4 million, or $.04 per diluted share, as a result of settling the lease for one of the two ProFoods clubs, which the Company closed in January 2007; and $0.6 million, or $.01 per diluted share, in connection with completing the closing of BJ's pharmacies.

(4) Includes supplemental members.

(5) Includes short-term and long-term debt.

* Defined as Operating Income/Net Sales

Letter to Shareholders

Fellow Shareholders,

In the fall of 2009, BJ's celebrated 25 years of bringing outstanding merchandise values to our members. Over the last quarter century, we have continually refined and improved our strategy of providing our members with high quality food, grocery and general merchandise products at exceptional values. Thanks to the efforts of more than 23,000 BJ's team members, our company grew successfully in 2009. We are also well positioned to continue to grow and invest in our business, and to serve our members, our shareholders, and our communities, in 2010 and the years to come.

2009 Financial Results

We are proud of our many accomplishments during the past year. For the year ended January 30, 2010, BJ's reported net income of $132.1 million, or $2.42 per diluted share. Merchandise comparable club sales excluding gasoline increased by 4 percent after a 6.4 percent increase in 2008; member visits increased by 5 percent for the second year in a row; and, Inner Circle membership renewal rates improved by 0.3 percent. These four metrics not only reflect our success in the year just completed, they are the most important "leading indicators" of our ability to grow in the years ahead.

2009 Performance Highlights

I am proud of all that our team members accomplished in 2009 and I'd like to highlight eight areas in particular.

We continued to deliver strong sales increases in perishable foods as a result of our investments in product innovation, quality improvements and in-club presentation. These investments allowed us to provide a great assortment and increased value to our members, while driving member frequency and providing us with opportunities for merchandise margin expansion throughout the year, particularly in meat, dairy, fresh bakery, frozen, and prepared foods. While there was significant price deflation in many high volume perishable departments, especially in the latter part of the year, strong unit sales overcame this deflationary impact, and perishables had comparable club sales increases of 12 percent in the first quarter, 6 percent in the second quarter, 4 percent in the third quarter, 3 percent in the fourth quarter and 6% for the full year.

In 2009 we successfully expanded our membership base, the lifeblood of our business. Inner Circle renewal rates increased for the second year in a row, and we achieved increases in paid memberships and in spending by new members. Premium Rewards Memberships, which provide for a two percent merchandise rebate on most purchases, increased by 21 percent. Rewards Members are our most loyal members, with higher renewal rates and spending levels. Growing this segment, achieved through a collaboration of our Home Office marketing department and field team members in every club, is a great investment in our future.

We continue to increase our penetration within our geographic footprint. We expanded our chain from 180 to 187 clubs in 2009, initiated major remodels in two of our oldest clubs, completed minor remodels in 6 clubs, and upgraded or expanded refrigeration capacity in about 75 clubs.

We completed a number of projects as part of our ongoing upgrade of our information technology infrastructure, including the transition of our internal payroll to a new system, major upgrades to our human resources system, the installation of a warehouse management system ("WMS") at our Jacksonville, Florida, cross-dock facility, and testing of our new point-of-sales system.

As part of our commitment to team member training, we launched the BJ's Leadership Academy, an unprecedented investment in developing talent in-house. At the same time we introduced a new program at the club level called "Members First", an innovative curriculum that provides our customer-facing team members with the skills and tools they need to grow their sales. Both of these investments are aimed at retaining team members and growing future talent, while creating a better experience for our members.

We implemented new processes and procedures in our asset protection area that resulted in savings in inventory shrinkage. Overall, merchandise shrink was less than 18 basis points of sales in 2009. This represents a tremendous success in controlling our inventory, and we believe our shrink rate is among the lowest rates in the retail industry.

We continually sought opportunities to limit our impact on the environment through minimized waste and reduced energy consumption. For example, we eliminated Styrofoam trays from our fresh chicken packages, decreasing Styrofoam disposal by the equivalent of 31 tractor-trailer loads per year. New salvage methods helped us to recycle more than 35,000 tons of cardboard in 2009, freeing up 123,600 cubic yards in municipal landfills. We also reduced energy consumption by installing LED lighting in our refrigeration cases and participating in innovative solar power partnerships at 16 clubs in six states.

Lastly, during 2009, we repurchased 4.1 million shares of common stock at an average cost of $31.08, for a total expenditure of approximately $127.5 million. We ended the year with nearly $59 million in cash and had virtually no debt on our balance sheet.

BJ's Spirit of Caring

BJ's continues to be a conscientious and involved member of the communities we serve. To that end, we established the BJ's Charitable Foundation in 2005 to provide financial support to organizations that provide services to those in need in the 15 states where BJ's clubs are located. Since its first grant, the Foundation has allocated more than $94 million to over 900 community organizations.

In the fall of 2009, the Foundation launched a chain-wide food donation challenge in recognition of BJ's 25th anniversary. Our generous club members and team members responded with contributions of more than 30 tons of grocery products which were distributed to 45 food banks affiliated with Feeding America, the nation's largest hunger relief organization. In addition, the Foundation also donated 1 million meals to the food bank partners.

Also in 2009, we introduced a new program for our team members that recognizes and encourages volunteerism in our home communities. Hundreds of our team members have taken part in community activities and, I am proud to say, have made a real difference.

Our spirit of caring wasn't limited to local communities. When the devastating earthquake struck Haiti in January 2010, members dropped off vital supplies at our clubs, and we forwarded these donations to relief organizations in the affected areas. At the same time, the BJ's Charitable Foundation donated $100,000 to Doctors Without Borders.

I have always believed that each of us must give back to those who are less fortunate and who need a helping hand. I am very pleased that BJ's as a company, and our team members as individuals, participate in such worthy philanthropic efforts and make valuable contributions to our communities.

Outlook for 2010

Our plans for 2010 reflect what we believe is a unique opportunity to invest in the business and position BJ's to achieve sustainable long-term sales growth and market share gains.

Accordingly, in 2010, we will continue to train our team members through the Leadership Academy and our Members First program. We are planning for seven to nine new clubs, including one club relocation, as well as five or six major club renovations. We will also undertake minor renovations in a larger number of clubs than last year, primarily to upgrade and expand refrigeration cases to accommodate our growing perishables business.

In addition, we will refresh of our eCommerce web site and continue to modernize our IT infrastructure through new point of sale technology in our clubs and gas stations.

We plan to be capital self sufficient again in 2010. We project that we will generate cash flow from operating activities of about $290 to $310 million, which will fund our capital spending of $215 to $235 million and our planned $100 million of share repurchases.

As we look ahead to the annual meeting of shareholders in May, we extend sincere thanks to one of BJ's original board members, S. James Coppersmith, who will be retiring in May. Jim's association with BJ's began in 1993, and he has provided valuable counsel and support throughout BJ's growth. We wish him all the best in the years to come.

Finally, as we begin our 26th year, many uncertainties still exist in the economy. While better times may have come for some, unemployment is still high and it is unclear whether the recovery will be a straight line, or take some other course. However, no matter what the path of the macro-economic trends, BJ's, almost uniquely in the retail sector has demonstrated an ability to be nimble enough to invest and grow under a wide variety of business climates, while providing great value to our members.

I want to thank our team members—both those in the clubs and those behind the scenes—for all they do every day to improve our members' shopping experience and to deliver the member value that is the hallmark of our business. And, of course, I want to thank you, our shareholders, for your continued confidence in BJ's.



Laura Sen
President and Chief Executive Officer
April 15, 2010

Club Listing by State (187 Locations)

Connecticut
Derby
Fairfield
Manchester
North Haven
Stratford
Torrington
Wallingford
Waterbury
Waterford
West Hartford
Willimantic

Delaware
Millsboro
Newark
New Castle

Florida
Boynton Beach
Cape Coral
Clermont
Cutler Ridge
Fort Lauderdale
Fort Myers
Hialeah
Hollywood
Homestead
Jacksonville – Atlantic Blvd
Jacksonville – Phillips Hwy
Jensen Beach
Kendall
Kissimmee
Melbourne
Merritt Island
Miami Lakes
Orange Park
Orlando – Millenia Plaza
Orlando – Waterford Lakes
Parkland
Pembroke Pines
Royal Palm Beach
Sanford
Sarasota
Sunrise
Tampa
Tampa – Waters Ave
West Kendall

Georgia
Conyers
Cumming
East Point
McDonough
Newnan
Norcross
Powder Springs
Woodstock

Maine
Auburn
Portland

Maryland
Baltimore
Bel Air
Bowie
Columbia
Lexington Park
Owings Mills
Pasadena
Waldorf
Westminster

Massachusetts
Auburn
Chicopee
Danvers
Dedham
Framingham
Franklin
Greenfield
Haverhill
Hyannis
Leominster
Medford
North Dartmouth
Plymouth
Revere
South Attleboro
Stoneham
Stoughton
Taunton
Westborough
Weymouth

New Hampshire
Hooksett
Nashua
Portsmouth
Salem
Tilton
West Lebanon

New Jersey
Deptford
East Rutherford
Edison
Flemington
Hamilton Township
Jersey City
Linden
Manahawkin
Maple Shade
Mays Landing
North Bergen
Ocean Township
Old Bridge
Paramus
Riverdale
Roxbury
Toms River
Vineland
Voorhees
Watchung

New York
Albany
Allegany
Auburn-Sennett
Batavia
Bronx Terminal Market
Brooklyn
Clarence
Clay
College Point, Queens
East Setauket
East Syracuse
Farmingdale
Flushing
Freeport
Geneva
Greece
Hamburg
Henrietta
Islandia
Levittown
Massena
Middle Village, Queens
Monroe
Oneonta
Pelham Manor
Riverhead
Rotterdam
Saratoga Springs
Tonawanda
Utica
Valley Stream
Victor
Wappingers Falls
Webster
Westbury
West Nyack
Yorktown Heights

North Carolina
Cary
Charlotte
Concord
Garner
Mooresville
Pineville
Raleigh
Raleigh – Capital Blvd

Ohio
Akron
Avon
Middleburg Heights
North Canton
Warrensville Heights
Willoughby

Pennsylvania
Allentown
Camp Hill
Downingtown
Lancaster
Langhorne
Oaks
Philadelphia
Plymouth Meeting
Quakertown
Reading
South Philadelphia
Springfield
Stroudsburg
Warrington
York

Rhode Island
Coventry
Johnston
Middletown

Virginia
Alexandria
Chesapeake
Fairfax
Fredericksburg
Hampton
Mechanicsville
Norfolk
Richmond
Virginia Beach
Woodbridge

Average Sales Per BJ's Club*

($ in milllions)

	NUMBER OF CLUBS**												
YEAR OPEN	**Big**	**Small**	**Total**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**
1999 & PRIOR	90	14	104	43	45	46	48	51	52	52	54	58	57
2000	10		10		31	32	38	41	44	45	46	49	46
2001	11	1	12			29	35	41	44	45	47	52	48
2002	12	1	13				42	45	48	50	53	58	59
2003	8	2	10					36	39	40	41	45	45
2004	5		5						42	43	46	52	54
2005	7	1	8							43	45	52	52
2006	9		9								37	43	42
2007	5		5									57	59
2008	4		4										44
2009	6	1	7										
TOTAL CLUBS	**167**	**20**	**187**										

* New clubs are not included in their first (partial) fiscal year. For 2000 and 2006, which were 53 week years, the average sales are presented on a 52-week basis (2-53).

**2002 and later years' Sales data includes Pharmacy. 2004 and later years' Sales data excludes Profoods

Board of Directors

Herbert J Zarkin, Chairman of the Board

Laura J. Sen, President and Chief Executive Officer

S. James Coppersmith, Former President, WCVB-TV, Boston

Christine M. Cournoyer, President and Chief Operating Officer, Picis, Inc.

Paul Danos, Ph.D., Dean, Laurence F. Whittemore Professor of Business Administration
Tuck School of Business at Dartmouth College

Edmond J. English, Chief Executive Officer, Bob's Discount Furniture

Helen Frame Peters, Ph.D, Professor of Finance and Former Dean, Carroll School of Management, Boston College

Leonard A. Schlesinger, President, Babson College

Michael J. Sheehan, Chief Executive Officer, Hill, Holliday, Connors, Cosmopulos, Inc.

Thomas J. Shields, Managing Director, Shields & Company, Inc.

Senior Management

Herbert J Zarkin, Chairman of the Board

Laura J. Sen, President and Chief Executive Officer

Frank D. Forward, Executive Vice President and Chief Financial Officer

Thomas F. Gallagher, Executive Vice President, Club Operations

Christina M. Neppl, Executive Vice President, Merchandising and Logistics

Lon F. Povich, Executive Vice President, General Counsel and Secretary

Peter Amalfi, Senior Vice President, Chief Information Officer

Michael P. Atkinson, Senior Vice President, Director of Marketing and E-Commerce

Cornel Catuna, Senior Vice President, Director of Field Operations

Jeff Desroches, Senior Vice President, Director of Logistics

Robert W. Eddy, Senior Vice President, Director of Finance

Bruce L. Graham, Senior Vice President, GMM, Food Merchandise

Kenneth A. Hayes, Senior Vice President, Director of Sales Operations

Susan Hoffman, Senior Vice President, Human Resources, Chief People Officer

John J. Mulleady, Senior Vice President, Director of Real Estate/Property Development

Carol G. Stone, Senior Vice President, Treasurer

Mark S. Titlebaum, Senior Vice President, GMM, General Merchandise


SEC Mail
Received
Processing
APR 22 2010
Wash. D.C.
193
Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-13143

BJ'S WHOLESALE CLUB, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3360747**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Mercer Road Natick, Massachusetts	**01760**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (508) 651-7400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant on August 1, 2009 (the last day of our most recent second quarter) was approximately $1,825,737,000 based on the closing price of $33.35 on the New York Stock Exchange as of such date.

There were 53,671,673 shares of the Registrant's Common Stock, $.01 par value, outstanding as of March 12, 2010.

Documents Incorporated by Reference

Portions of the Proxy Statement for the Registrant's 2010 Annual Meeting of Stockholders (See Part III of this Form 10-K).

Form 10-K

In this report, references to "we," "our," "us," "BJ's" or "the Company" refer to BJ's Wholesale Club, Inc. unless the context indicates otherwise.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This report contains a number of "forward-looking statements," including statements regarding planned capital expenditures, planned club openings, planned common stock repurchases, expected provision for income taxes, BJ's reserve for credit and debit card claims, BJ's reserve for the wage and hour settlement, lease obligations in connection with closed BJ's and ProFoods clubs, and other information with respect to our plans and strategies, including the section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") titled "Outlook for 2010." Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "intends," "anticipates," "plans," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual events or our actual results to differ materially from those indicated by such forward-looking statements, including, without limitation, the factors set forth in Item 1A., Risk Factors, and other factors noted in MD&A, particularly those noted under "Critical Accounting Policies and Estimates." In addition, any forward-looking statements represent our estimates only as of the day this annual report was first filed with the Securities and Exchange Commission ("SEC") and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

PART I

Item 1. Business

General

BJ's Wholesale Club introduced the warehouse club concept to New England in 1984 and has since expanded to become a leading warehouse club operator in the eastern United States. As of January 30, 2010, BJ's operated 187 warehouse clubs in 15 states. The table below shows the number of Company locations by state.

State	Number of Locations
New York	37
Florida	29
Massachusetts	20
New Jersey	20
Pennsylvania	15
Connecticut	11
Virginia	10
Maryland	9
Georgia	8
North Carolina	8
New Hampshire	6
Ohio	6
Delaware	3
Rhode Island	3
Maine	2
TOTAL	187

On July 28, 1997, BJ's Wholesale Club, Inc., a Delaware corporation, became an independent, publicly owned entity when Waban Inc. ("Waban"), BJ's parent company at the time, distributed to its stockholders on a pro rata basis all of the Company's outstanding common stock. Before that date, BJ's business had operated as a division of Waban.

The fiscal year ended January 30, 2010 is referred to as "2009" or "fiscal 2009" below. Other fiscal years are referred to in a similar manner.

Industry Overview

Warehouse clubs offer a relatively narrow assortment of food and general merchandise items within a wide range of product categories. In order to achieve high sales volumes and rapid inventory turnover, merchandise selections are generally limited to items that are brand name leaders in their categories and an assortment of private brands. Since warehouse clubs sell a diversified selection of product categories, they attract customers from a wide range of other wholesale and retail distribution channels, such as supermarkets, supercenters, department stores, drug stores, discount stores, office supply stores, consumer electronics stores and automotive stores. BJ's believes that it is difficult for these higher cost channels of distribution to match the low prices offered by warehouse clubs.

Warehouse clubs eliminate many of the merchandise handling costs associated with traditional multiple-step distribution channels by purchasing full truckloads of merchandise directly from manufacturers and by storing merchandise on the sales floor rather than in central warehouses. By operating no-frills, self-service warehouse facilities, warehouse clubs have fixturing and operating costs substantially below those of traditional retailers.

Because of their higher sales volumes and rapid inventory turnover, warehouse clubs generate cash from the sale of a large portion of their inventory before they are required to pay merchandise vendors. As a result, a greater percentage of the inventory is financed through vendor payment terms than by working capital. Two broad groups of customers, individual households and small businesses, have been attracted to the savings made possible by the high sales volumes and operating efficiencies achieved by warehouse clubs. Customers at warehouse clubs are generally limited to members who pay an annual fee.

Business Model

We have developed an operating model that we believe differentiates us from our warehouse club competition. First, we place added focus on the individual consumer, our Inner Circle® member, through merchandising strategies that emphasize a customer-friendly shopping experience. Second, by clustering our clubs, we achieve the benefit of name recognition and maximize the efficiencies of our management support, distribution and marketing activities. Finally, we seek to establish and maintain the first or second industry leading position in each major market where we operate. We create an exciting shopping experience for our members with a changing mix of food and general merchandise items and carry a broader product assortment than our warehouse club competitors. By supplementing the warehouse format with aisle markers, express checkout lanes, self-checkout lanes and low-cost video-based sales aids, we make shopping easier and more efficient for our members. For the convenience of our members, we maintain longer hours of operation than our warehouse club competitors. While all warehouse clubs sell merchandise in bulk, BJ's also offers some smaller package sizes that are easier to carry home and store, including sizes that are comparable to those offered in supermarkets. Smaller package sizes can be found in a number of our fresh food categories, including dairy, meat, bakery, fish and produce. We are also the only major warehouse club operator to accept manufacturers' coupons, which provide added value for our members, and we accept more credit and debit payment options than our warehouse club competitors.

Expansion

Since the beginning of 2004 BJ's has grown from 150 clubs to 187 clubs in operation at January 30, 2010. We plan to open seven to nine new clubs in 2010, including one relocation, all of which will be in existing markets.

Year	Clubs in Operation at Beginning of Year	Clubs Opened During the Year	Clubs Closed During the Year	Clubs in Operation at End of Year
2004	150	5	—	155
2005	155	8	—	163
2006	163	9	—	172
2007	172	5	—	177
2008	177	4	1	180
2009	180	7	—	187

In addition to the club openings shown above, we relocated one club in 2005. The table above excludes the opening of two ProFoods Restaurant Supply clubs in 2004 and the closing of those two clubs in 2006.

Store Profile

As of January 30, 2010, we operated 167 full-sized warehouse clubs that averaged approximately 113,000 square feet and 20 smaller format warehouse clubs that averaged approximately 72,000 square feet. The smaller format clubs are designed to serve markets whose population is not sufficient to support a full-sized warehouse club or whose population density does not provide adequate real estate space for a full-sized club. Included in our smaller format profile is an 85,000 square foot club opened in 2009 in Quakertown, PA. Including space for parking, a typical full-sized BJ's club requires 13 to 14 acres of land. The smaller version typically requires approximately 8 acres. Our clubs are located in both free-standing locations and shopping centers.

Construction and site development costs for a full-sized owned BJ's club generally range from $6 million to $10 million. Land acquisition costs for a club generally range from $5 million to $10 million but can be significantly higher in some urban locations. We invest $3.5 to $4 million for fixtures and equipment, approximately $2 million for inventory (net of accounts payable) and incur approximately $1.0 to $1.5 million for preopening costs in a new full-sized club. Our large urban clubs generally have higher preopening costs.

Merchandising

We service our existing members and attract new members by providing a broad range of high quality, brand name and private label merchandise at prices that are consistently lower than the prices of traditional retailers, including discount retailers, supermarkets, supercenters and specialty retail operations. We limit the items offered in each product line to fast selling styles, sizes and colors, carrying approximately 7,000 active stockkeeping units (SKUs). By contrast, supermarkets normally carry an average of 45,000 SKUs, and supercenters typically stock up to 125,000 SKUs. We work closely with manufacturers to develop packaging and sizes which are best suited for selling through the warehouse club format in order to minimize handling costs and increase value to our members.

Food accounted for approximately 65% of our merchandise sales in 2009. The remaining 35% consisted of a wide variety of general merchandise items. Food categories at BJ's include frozen foods, fresh meat and dairy products, beverages, dry grocery items, fresh produce and flowers, canned goods and household paper products. General merchandise includes consumer electronics, prerecorded media, small appliances, tires, jewelry, health and beauty aids, household needs, chemicals, computer software, books, greeting cards, apparel, furniture, toys and seasonal items. We believe that more than 70% of our products are items that can also be found in supermarkets.

BJ's consumer-focused private brand products are primarily premium quality and generally are priced below the top branded competing product. During the past two years, we consolidated the total number of private brands and SKUs in our clubs and have focused more on our core private brand products that have the highest market share and yield high margins. With this initiative, our private brand products achieved a sales penetration of approximately 10% of food and general merchandise sales in 2009 versus 11% in 2008, while we reduced our private brand SKUs by 12%.

We also offer a number of specialty services that are designed to enable members to complete more of their shopping at BJ's and to encourage more frequent trips to the clubs. Most of these services are provided by outside operators in space leased from BJ's. Specialty services include full-service optical centers; food courts; full-service Verizon Wireless centers; home improvement services; BJ's Vacations®; garden and storage sheds; patios and sunrooms; installation of home security systems; a propane tank filling service; an automobile buying service; a car rental service; muffler and brake services operated in conjunction with Monro Muffler Brake, Inc; television and home theater installation; and electronics and jewelry protection plans.

As of January 30, 2010, we had 104 gasoline stations in operation at our clubs. The gas stations are generally self-service, relying on "pay at the pump" technology that accepts credit and debit card transactions. Cash is also accepted at some locations. Both regular and premium gasoline are available. We generally maintain our gas prices below the average prices in each market as a means of illustrating a favorable price image to existing and prospective members.

Our electronic commerce business, bjs.com, provides hundreds of BJ's general merchandise products as well as thousands of additional products generally not found in our clubs. We provide delivery of these products to our members' home or office. Items sold on our website include electronics, computers, video games, office equipment, products for the home, health and beauty aids, sporting goods, outdoor living, baby products, toys and jewelry. In addition, we offer services such as auto and home insurance, home improvement, travel services, television and home theater installation and membership services.

Membership

Paid membership is an essential part of the warehouse club concept. In addition to providing a source of revenue which permits us to offer low prices, membership reinforces customer loyalty. We have two types of members: Inner Circle® members and business members. Most of our Inner Circle members are likely to be homeowners whose incomes are above the average for the Company's trading areas. We believe that a significant percentage of our business members also shop BJ's for their personal needs.

We generally charge $45 per year for a primary Inner Circle membership that includes one free supplemental membership. Members in the same household may purchase additional supplemental memberships for $20 each. A primary business membership also costs $45 per year and includes one free supplemental membership. Additional supplemental business memberships cost $20 each. We had approximately 9.4 million BJ's members (including supplemental cardholders) at January 30, 2010.

BJ's Rewards Membership® program, which is geared to high frequency, high volume members, offers a 2% rebate, capped at $500 per year, on generally all in-club purchases. The annual fee for a BJ's Rewards Membership was raised from $80 to $90 effective February 1, 2010. At the end of 2009, Rewards Members accounted for approximately 5.5% of our primary members and approximately 13% of our merchandise sales during the year.

Advertising and Public Relations

We promote customer awareness of our clubs primarily through direct mail, public relations efforts, television and radio advertising, social media outreach, community involvement, new club marketing programs, and various publications sent to our members periodically throughout the year. We also employ dedicated marketing personnel who solicit potential business members and who contact other selected organizations to increase the number of members. Typically in the spring and the fall, we run free trial membership promotions to attract new members, with the objective of converting them to paid membership status, and also use one-day passes to introduce non-members to our clubs. These programs result in very low marketing expenses compared with typical retailers.

Club Operations

Our ability to achieve profitable operations depends upon high sales volumes and the efficient operation of our warehouse clubs. We buy most of our merchandise from manufacturers for shipment either to a BJ's cross-dock facility or directly to our clubs. This eliminates many of the costs associated with traditional multiple-step distribution channels, including distributors' commissions and the costs of storing merchandise in central distribution facilities.

We route the majority of our purchases through cross-dock facilities which break down truckload quantity shipments from manufacturers and reallocate these goods for shipment to individual clubs, generally within 24 hours. Our efficient distribution systems result in reduced freight expenses and lower handling costs.

We work closely with manufacturers to minimize the amount of handling required once merchandise is received at a club. Merchandise for sale is generally displayed on pallets containing large quantities of each item, thereby reducing labor required for handling, stocking and restocking. Back-up merchandise is generally stored in steel racks above the sales floor.

We have been able to limit inventory shrinkage to levels well below those typical of other retailers by strictly controlling the exits of our clubs, by generally limiting customers to members and by using state-of-the-art electronic article surveillance technology. Our inventory shrinkage was no more than 0.20% of net sales in each of the last three fiscal years. Losses associated with payments by check have been insignificant, as members who issue dishonored checks are restricted to cash-only terms. Our policy is to accept returns of most merchandise within 30 days after purchase.

BJ's is the only warehouse club operator to accept each of MasterCard®, VISA®, Discover®, American Express® and Revolution Card® chainwide. Our members may also pay for their purchases by cash, check and debit cards, and in 2009 we began accepting government-issued electronic benefit transaction cards in all of our clubs.

BJ's has a co-branded VISA® card which is underwritten by a major financial institution on a non-recourse basis. Purchases made at BJ's with the co-branded VISA® card earn a 2% rebate. All other purchases with the BJ's VISA® card earn rebates of 1%. Rebates are issued by the financial institution in the form of BJ's Bucks® certificates redeemable for merchandise at any BJ's club.

Information Technology

We strive to use information systems and technology to improve the control and the efficiency of our business model. We have enhanced the efficiency of our checkout process and implemented an on-line refund system at the clubs to more effectively process sales returns. We believe that we are the only operator in the warehouse club industry to offer self-checkout throughout a major portion of its clubs. As of January 30, 2010, we have expanded this technology to over 97% of our clubs.

Sales data is generally analyzed daily for replenishment purposes. Detailed purchasing data permits the buying staff and club managers to track changes in members' buying behavior. Detailed shrinkage information by SKU by club allows management to quickly identify inventory shrinkage problems and formulate effective action plans.

During 2009 we implemented a new warehouse management system at our Jacksonville, Florida, cross-dock facility. This new warehouse management system is now in place at all of our cross-dock facilities. This system is vital to our logistics and enables us to successfully manage inventory and replenishment. Shortly after year-end we completed the initial phase of our Human Resources system upgrade and completed the conversion of our payroll processing to Automatic Data Processing Inc. ("ADP"). We also completed the design and construction phase of a new point of sales ("POS") system, which we expect to test and roll out to our clubs in the future. When fully implemented, these new registers will improve the member experience, provide incremental marketing opportunities, be more efficient for cashiers and reduce maintenance costs.

Our technology upgrades up to now have focused mostly on our merchandising and logistics systems. In 2007, we conducted a comprehensive review of all our systems and began a large scale technology initiative to enhance, upgrade or replace many of our key business operating systems including our sales reporting, financial and membership systems. The project is ongoing and expected to take five to six years to complete, and may take longer. We believe this technology investment is necessary for us to operate our business efficiently in the future. It will allow us to take advantage of the more forward-thinking aspects of marketing, merchandising, and operations, as well as provide easier and more comprehensive access to the information we need to be as efficient and effective as possible.

Competition

We compete with a wide range of national, regional and local retailers and wholesalers selling food and/or general merchandise in our markets, including supermarkets, supercenters, general merchandise chains, specialty chains, gasoline stations and other warehouse clubs, some of which have significantly greater financial and marketing resources than BJ's. Major competitors that operate warehouse clubs include Costco Wholesale Corporation and Sam's Clubs (a division of Wal-Mart Stores, Inc.), both of which operate on a multi-national basis.

A large number of competitive membership warehouse clubs exist in our markets. Approximately 85% of our 167 full-sized warehouse clubs have at least one competitive membership warehouse club in their trading areas at a distance of about ten miles or less. Only one of our smaller format clubs has direct competition from other warehouse clubs within ten miles.

We believe price is the major competitive factor in the markets in which we compete. Other competitive factors include store location, merchandise selection, member services and name recognition. We believe our efficient, low-cost form of distribution gives us a significant competitive advantage over more traditional channels of retail distribution.

Seasonality

Our business, in common with the business of retailers generally, is subject to seasonal influences. Our sales and net income have been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Employees

As of January 30, 2010, we had approximately 23,500 full-time and part-time employees ("team members"). None of our team members is represented by a union. We consider our relations with our team members to be excellent.

Segments

We operate warehouse clubs, which include the sales of food, general merchandise, gasoline and other specialty businesses. The Company's club operations, which represent substantially all of the Company's consolidated sales, earnings and total assets, are its only reportable segment. All of the Company's operations are domestic. Revenues, profit and losses, and total assets are shown in the Company's Consolidated Financial Statements set forth in Item 8 of this annual report on Form 10-K.

Available Information

BJ's makes available free of charge on its internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with the SEC. Internet users can access this information on BJ's website at *www.bjs.com.*

You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC. The address of this Internet site is *www.sec.gov.*

Item 1A. Risk Factors

The risk factors which appear below could materially affect our business, financial condition and results of operations. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, including overall economic and industry conditions, especially in the Eastern United States, where all of our clubs are located, geopolitical events, changes in laws or accounting rules, terrorism, major health concerns or other disruptions of expected economic or business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are not material also may impair our business results of operations and financial condition.

Competition May Adversely Affect Our Profitability

We compete with a wide range of national, regional and local retailers and wholesalers selling food and/or general merchandise in our markets. Some of these competitors, including two major competitors (Sam's Clubs (a division of Wal-Mart Stores, Inc.) and Costco Wholesale Corporation) who operate on a multi-national basis, have significantly greater financial and marketing resources than BJ's. These retailers and wholesalers compete in a variety of ways, including price, location, services offered to customers and merchandise selection. We cannot assure you that we will be able to compete successfully with existing or future competitors. Our inability to respond effectively to competitive factors may have an adverse effect on our profitability as a result of lower sales and increased operating costs.

Our Business May be Affected by Issues that Affect Consumer Spending

Our results of operations may be affected by changes in economic factors that impact consumer spending. Certain economic conditions such as contraction in the financial markets, inflation, deflation, unemployment levels, tax rates, interest rates, energy and transportation costs, insurance and health care costs, and labor costs could reduce consumer spending or cause consumers to shift their spending to our competitors. Reduced consumer spending may result in reduced demand for our items and may also require increased selling and promotional expenses. A reduction or shift in consumer spending could negatively impact our business, results of operations and financial condition.

New Store Openings are Critical to Our Growth

Our long-term sales and income growth is dependent to a certain degree on our ability to open new clubs and gasoline stations in both existing markets and new markets. We cannot assure you that we will be able to achieve our planned expansion on a timely and profitable basis. Our expansion is dependent on finding suitable locations, which may be affected by local regulations and construction and development costs and competition from other retailers for particular sites. If prospective landlords find it difficult to obtain credit, we may need to own more new clubs rather than leasing them. Owned locations require more initial capital, and therefore, such a situation may constrain our growth. In addition, we may not be able to hire, train and retain a suitable work force to staff these locations or successfully integrate new clubs into our existing infrastructure. As a result, we may be unable to open new clubs at the rates expected or operate the clubs in a profitable manner.

Our Comparable Club Sales and Quarterly Operating Results May Fluctuate Significantly

Our comparable club sales may be adversely affected for many reasons, including new store openings by our competitors and the opening of our own new clubs that may cannibalize existing club sales. Comparable club sales may also be affected by cycling against strong sales in the prior year, by our own clubs entering into the comparable club base and by price reductions in response to competition.

Our quarterly operating results may be adversely affected by a number of factors including losses in new clubs, price changes in response to competitors' prices, increases in operating costs, weather conditions, natural disasters, local economic conditions and the timing of new club openings and related start-up costs. Our quarterly operating results may also be affected by volatility in gasoline and energy prices. As a result, our quarterly operating results are not necessarily indicative of the results to be expected for any other quarter.

We Depend on Vendors to Supply us with Quality Merchandise at the Right Time and at the Right Price

We depend heavily on our ability to purchase merchandise in sufficient quantities at competitive prices. We have no assurances of continued supply, pricing, or access to new products, and any vendor could at any time change the terms upon which it sells to us or may discontinue selling to us. In addition, sales demands may lead to insufficient in-stock positions of our merchandise.

Currently, one distributor consolidates all of our perishables for shipment to our clubs. While we believe that such a consolidation is in our best interest overall, a prolonged disruption in our logistics processes could materially impact our sales and profitability for the near term.

Implementation of Technology Initiatives Could Disrupt our Operations in the Near Term and Fail to Provide the Anticipated Benefits

As our business grows, we continue to make significant technology investments both in our operations and in our administrative functions. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits; it might take longer than expected to realize the anticipated benefits; the technology might fail or cost more than anticipated.

Product Mix Could Impact our Results of Operations

Changes in our product mix may negatively affect certain financial indicators. For example, we continue to add gas stations to our store base. Prices of gasoline are historically volatile and are subject to fluctuations due to changes in domestic and international supply and demand. Significant changes in gasoline prices may affect our sales and profit margins. Since gasoline generates low profit margin rates as compared to the remainder of our business, we could expect to see our overall gross profit margin rates decline as sales of gasoline increase.

Union Attempts to Organize Our Team Members Could Disrupt Our Business

In the past, unions have attempted to organize our team members at certain of our clubs and facilities. Our management and team members may be required to devote their time to respond to union activities, which could be distracting to our operations. Future union activities may negatively impact our business and results of operations. Changes in current labor laws in this area could also adversely impact our business if such changes promote union activity.

Credit May Not Be Available or Affordable

The recent deterioration of the global credit and financial markets may affect our ability to obtain future financing as well as make it more expensive to obtain such financing. While we believe that our current resources, together with anticipated cash flow from operations, will be sufficient to finance our operations in the future, we may need to obtain additional resources. We cannot assure you that we can obtain such resources, or obtain them at a reasonable cost. Not obtaining additional credit at a reasonable cost may negatively affect our ability to invest in capital expenditures, repurchase stock, and limit our ability to use operating cash flow for our working capital needs.

Certain Legal Proceedings Could Adversely Impact Our Results of Operations

We are involved in a number of legal proceedings involving employment issues, personal injury, product liability, consumer matters, credit card fraud, intellectual property claims and other litigation. Certain of these lawsuits, if decided adversely to us or settled by us, may result in material liability. See "Item 3. Legal Proceedings" and Note 5 in Notes to Consolidated Financial Statements for additional information. Further, we are unable to predict whether unknown claims may be brought against us that could become material.

Insurance Claims Could Adversely Impact our Results of Operations

We use a combination of insurance and self-insurance plans to provide for potential liability for workers' compensation, general liability, property, fiduciary liability and employee health care and life insurance claims.

Liabilities associated with the risk retained by the Company are estimated based on historical claims experience and other actuarial assumptions believed to be reasonable under the circumstances. Our results of operations could be adversely impacted if actual future occurrences and claims differ from our assumptions and historical trends.

Product Recalls Could Adversely Affect our Sales and Results of Operations

If our merchandise offerings, including food and certain general merchandise products, do not meet applicable safety standards or our members' expectations regarding safety, we could experience lost sales, increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. If a recall does occur we have procedures in place to notify our clubs and, if appropriate, the members who have purchased the goods in question. We determine the appropriateness on a case-by-case basis, based, in part, on the size of the recall, the severity of the potential impact to the consumer, the attention that the product recall has in the media, and our ability to contact the purchasers of the products in question.

If We Do Not Maintain the Security of Member-related Information, We Could Damage our Reputation with Members, Incur Substantial Additional Costs and Become Subject to Litigation

As do most retailers and wholesale club operators, we receive certain personal information about our members. In addition, our online operations at *www.bjs.com* depend upon the secure transmission of confidential information over public networks. Our efficient operation like that of most retailers, requires the transmission of information permitting cashless payments. A compromise of our security systems or those of some of our business partners that results in our members' personal information being obtained by unauthorized persons could adversely affect our reputation with our members and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations, particularly our online sales operations.

Non-compliance with Privacy and Information Security Laws may Damage Our Business

The use of individually identifiable data by our business is regulated at the federal and state levels. Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes. If we fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal or financial risk as a result of non-compliance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We operated 187 warehouse club locations as of January 30, 2010, of which 124 are leased under long-term operating leases and 49 are owned. We own the buildings at the remaining 14 locations, which are subject to long-term ground leases. A listing of the number of Company locations in each state is shown on page 3.

The unexpired terms of our leases range from approximately 1 to 31 years, and average approximately 10 years. We also have options to renew all but one of our leases for periods that range from approximately 5 to 65 years and average approximately 21 years. These leases require fixed monthly rental payments which are subject to various adjustments. Certain leases require payment of a percentage of the warehouse club's gross sales in excess of certain amounts. Generally, all leases require that we pay all property taxes, insurance, utilities and other operating costs.

Our home offices in Natick, Massachusetts, occupy a total of 181,500 square feet. The largest lease for 125,000 square feet expires on January 31, 2011. A lease for 15,500 square feet expires on December 31, 2013 with an option to extend to 2018, and leases of 41,000 square feet expire on January 31, 2014 with options to extend to 2024. We have signed a fifteen-year lease for 282,000 square feet of office space in Westborough, MA. Rental payments under the lease will commence on February 1, 2011. We have not yet determined when we will relocate our home office to this new facility.

We own two cross-dock facilities in Uxbridge, Massachusetts, and Jacksonville, Florida, which occupy a total of 1,098,000 square feet, and also lease one cross-dock facility in Burlington, New Jersey, which occupies a total of 634,000 square feet under a lease which expires in 2021, with options to extend this lease through 2041.

See Note 4 of Notes to Consolidated Financial Statements included in Item 8 of this Report for additional information with respect to our leases.

Item 3. Legal Proceedings

See discussion of Legal Proceedings in Note 5 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 4. Reserved

Item 4A. Executive Officers of the Registrant

Name	Age	Office and Employment During Last Five Years
Laura J. Sen	53	Chief Executive Officer of the Company since February 2009; President and Director of the Company since January 2008; Chief Operating Officer of the Company (January 2008-January 2009); Executive Vice President, Merchandising and Logistics of the Company (January 2007-January 2008); Principal, Sen Retail Consulting (September 2003-December 2006).
Herbert J Zarkin	71	Chairman of the Board of the Company since July 1997; Chief Executive Officer of the Company (February 2007-January 2009); President of the Company (February 2007-January 2008); Interim Chief Executive Officer of the Company (November 2006-February 2007).
Frank D. Forward	55	Executive Vice President, Chief Financial Officer since January 2007; Executive Vice President, Chief Administrative Officer and Interim Chief Financial Officer of the Company (December 2005-January 2007); Executive Vice President and Chief Administrative Officer of the Company (May 2005-December 2005); Executive Vice President and Chief Financial Officer of the Company (July 1997-May 2005).
Thomas F. Gallagher	58	Executive Vice President, Club Operations of the Company since February 2007; Senior Vice President, Director of Field Operations (September 2002-January 2007).
Christina M. Neppl	49	Executive Vice President, Merchandising and Logistics of the Company since January 2008; Senior Vice President, Controller (June 2000-January 2008).
Lon F. Povich	50	Executive Vice President, General Counsel and Secretary of the Company since June 2007; Senior Vice President, General Counsel and Secretary of the Company (February 2007-June 2007); Vice President and General Counsel of The Boston Consulting Group, Inc., a management consulting firm, from February 1996 to February 2007.


Form 10-K

All officers serve at the discretion of the Board of Directors and hold office until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors are elected and qualified.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

BJ's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BJ". The quarterly high and low sales prices for the fiscal years ended January 30, 2010 and January 31, 2009 were as follows:

	Fiscal Year Ended January 30, 2010		Fiscal Year Ended January 31, 2009	
Quarter	**High**	**Low**	**High**	**Low**
First	$34.81	$27.26	$40.07	$29.59
Second	39.59	31.06	43.08	35.48
Third	37.97	29.73	44.29	30.02
Fourth	37.33	31.85	40.77	28.36

The approximate number of stockholders of record at March 12, 2010 was 2,600. BJ's has never declared or paid any cash dividends on its common stock and has no present plans to do so.

In eleven separate authorizations beginning August 26, 1998, with the most recent authorization being August 19, 2008, the Board of Directors authorized a total of $1.15 billion of common stock repurchases. Under the program, repurchases may be made at management's discretion, in the open market or in privately negotiated transactions. No expiration dates were set under any of the Board's authorizations. From the inception of the program through January 30, 2010, we have repurchased approximately 34.5 million shares for a total of $1.07 billion, leaving a remaining authorization of $76.1 million.

The following table summarizes our share repurchase activity in the quarter ended January 30, 2010:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program
	(Dollars in Thousands except Per Share Amounts)			
Nov 1 – Nov 28	—	$ —	—	138,297
Nov 29 – Jan 2	976,900	33.03	976,900	106,029
Jan 3 – Jan 30	896,500	33.36	896,500	76,120
Total for the quarter	1,873,400	$33.19	1,873,400	$ 76,120

(1) Not included in the table above are 1,258 shares tendered to us at an average per share price of $34.90 by employees who vested in restricted stock and used shares to satisfy tax withholding obligations. The number of shares required to be surrendered was determined using the closing price of our common stock on the day before the vesting date.

Item 6. Selected Financial Data

	Fiscal Year Ended				
	Jan. 30 2010	Jan. 31 2009	Feb. 2 2008	Feb. 3 2007 (53 weeks)	Jan. 28 2006
	(Dollars in Thousands except Per Share Data)				
Income Statement Data					
Net sales	$ 9,954,384	$ 9,802,237	$8,791,618	$8,280,379	$7,725,414
Membership fees	181,872	177,530	175,782	161,747	149,538
Other revenues	50,725	47,599	47,065	54,496	57,976
Total revenues	10,186,981	10,027,366	9,014,465	8,496,622	7,932,928
Cost of sales, including buying and occupancy costs	9,080,845	9,003,978	8,090,581	7,601,282	7,063,663
Selling, general and administrative expenses	875,238	798,725	724,077	739,702	643,236
Provision for (reversal of) credit card claims (1)	(2,902)	—	—	2,000	4,000
Preopening expenses	10,013	3,736	4,555	9,524	7,601
Operating income	223,787	220,927	195,252	144,114	214,428
Interest income, net	(719)	764	3,742	2,638	2,742
Gain on contingent lease obligations	—	—	—	3,119	4,494
Income from continuing operations before income taxes	223,068	221,691	198,994	149,871	221,664
Provision for income taxes	90,533	85,871	77,613	57,081	86,407
Income from continuing operations	132,535	135,820	121,381	92,790	135,257
Income (loss) from discontinued operations, net of income taxes (2)	(399)	(1,237)	1,480	(20,774)	(6,724)
Net income	$ 132,136	$ 134,583	$ 122,861	$ 72,016	$ 128,533
Income per common share:					
Basic earnings per share:					
Income from continuing operations	$ 2.47	$ 2.34	$ 1.91	$ 1.42	$ 1.99
Income (loss) from discontinued operations	—	(0.02)	0.02	(0.32)	(0.10)
Net income	$ 2.47	$ 2.32	$ 1.93	$ 1.10	$ 1.89
Diluted earnings per share:					
Income from continuing operations	$ 2.42	$ 2.30	$ 1.88	$ 1.40	$ 1.97
Income (loss) from discontinued operations	—	(0.02)	0.02	(0.32)	(0.10)
Net income	$ 2.42	$ 2.28	$ 1.90	$ 1.08	$ 1.87
Balance Sheet Data					
Working capital	$ 166,548	$ 167,776	$ 198,905	$ 203,000	$ 257,503
Total assets	2,166,087	2,021,436	2,046,519	1,993,014	1,989,849
Long-term debt	540	1,148	1,715	2,243	2,737
Noncurrent closed store lease obligations	8,291	9,336	10,633	14,794	8,159
Other noncurrent liabilities	117,810	117,449	107,245	83,377	75,976
Stockholders' equity	1,033,367	984,804	980,492	1,019,887	1,015,979
Clubs open at end of year	187	180	177	172	163

(1) See Note 5 of Notes to Consolidated Financial Statements
(2) See Note 2 of Notes to Consolidated Financial Statements


Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless noted otherwise, the fiscal year ended January 30, 2010 is referred to as "2009." Other fiscal years are referred to in a similar manner.

General Overview

BJ's is a leading warehouse club operator in the Eastern United States. As of January 30, 2010, we operated 187 BJ's warehouse clubs, 104 of which operate gasoline stations, in 15 states.

The success of our business is dependent on our ability to achieve high volumes of sales and rapid inventory turnover, to attract and retain members, and to control costs. We believe that our pricing and cost structure is a major competitive advantage for us.

Our revenues are derived from the sale of a wide range of food and general merchandise items, the sale of gasoline and from membership fees.

Paid membership is an essential component in our business. It not only provides a source of revenue, but it also promotes customer loyalty. Membership fees permit us to offer lower prices to our members, encouraging them to shop us more frequently. Member renewal rates are a key performance indicator for us. In 2009, our Inner Circle members renewed at a rate of 83%.

Comparable club sales performance is an important measure throughout the retail industry. In determining comparable club sales, we include all clubs that were open for at least 13 months at the beginning of the period and were in operation during all of both periods being compared including relocated clubs and expansions. If a club is in the process of closing, it is excluded from the determination of comparable clubs sales. Our comparable club sales for the last three fiscal years were:

	2009	2008	2007
Comparable club sales	(1.9)%	9.4%	3.7%
Impact of gasoline sales	(5.9)%	3.0%	1.1%
Absence of pharmacy sales	—	—	(0.4)%
Merchandise comparable club sales	4.0%	6.4%	3.0%

Our competitive prices drive the high sales volumes that are so critical in our business and that are essential to achieving both our top-line and bottom-line objectives. We believe that the cost structure built into our business model puts us among the most efficient in the retail industry. We closely monitor our costs as a percentage of sales, particularly our payroll costs, which comprise the largest portion of our selling, general and administrative ("SG&A") expenses.

We place a great deal of emphasis on control of our inventories. Because of our high sales volumes and inventory turns, we are able to generate cash from a large portion of our inventory before we are required to pay our merchandise vendors. The majority of our inventory purchases are routed through our three cross-dock facilities. We monitor several inventory-related measures, including inventory turns, accounts payable as a percentage of inventories, average inventories per club and shrinkage as a percentage of sales.

Overview of 2009 Operations

Our earnings for 2009 reflected strong sales of merchandise, improved merchandise margins, strong customer counts, investments in our clubs and our team members, successful member acquisition and a return to increasing chain expansion.

We continued to gain market share from other retail channels in 2009. Comparable club sales of food increased by 6% for the year, despite significant price deflation in many high volume departments. The increased deflation was particularly evident in perishables, which had comparable club sales of 12% in the first quarter, 6% in the second quarter, 4% in the third quarter and 3% in the fourth quarter. Strong unit sales overcame the deflationary impact in perishables.

Within perishables, the largest unit increases were in dairy, fresh bakery, frozen, prepared foods and produce. Product innovation and improvements in quality on the part of our vendors, particularly in frozen and prepared foods, were major factors in our success. The higher penetration of perishable foods, together with improved inventory management, contributed to gross margin expansion throughout the year.

In addition to perishables, we had strong sales of non-edible consumer packaged goods including health and beauty aids, household chemicals, paper products and pet food. In general merchandise departments, sales were strong in computers, domestics, housewares, small appliances and televisions.

We made investments to renovate our clubs to expand our assortment of perishable foods and upgraded refrigeration cases to provide a better presentation. We implemented new processes and procedures in our asset protection area to help achieve substantial savings in inventory shrinkage where we continue to be among the best in the retail industry.

As a result of these investments, sales of perishables foods have increased over the past three years. We believe this trend will continue in the coming years.

We made a major commitment to team member training in 2009 by launching a new leadership curriculum aimed at growing sales in the clubs, creating a better experience for our members, retaining team members and growing future talent from within our company.

We increased BJ's visibility in our trade areas through effective public relations, advertising, community involvement, charitable giving and social media outreach. We believe that these programs contributed to increased membership renewals and new member sign-ups. In 2009, we saw increases in paid memberships as well as spending by new members. We also saw a 21% increase in Rewards memberships and we plan to continue to focus on growing this member segment in 2010.

We opened seven new clubs, including several in high volume metro areas, and initiated major renovations in two of our oldest clubs. We also made progress in our technology projects in 2009. We successfully completed the implementation of our warehouse management system at our Jacksonville, Florida cross-dock facility. This system is vital to our logistics and enables us to achieve our inventory management objectives and replenishment goals. Shortly after year-end we completed the initial phase of our payroll and HR systems upgrade and also completed the design and construction phase to replace our store registers.

We continued to buy back BJ's common stock, repurchasing approximately 3.8 million shares for $117.8 million in 2009.

Outlook for 2010

Our priorities in 2010 are to maintain momentum in market share gains, expand our chain, and invest in our existing business through renovations, club payroll and technology upgrades. We believe these investments will put BJ's in a position to achieve sustainable long-term sales growth and market share.

We are planning for a 2.5% to 4.5% increase in merchandise comparable sales in 2010, driven primarily by food and consumables. This increase assumes that the impact of competition and cannibalization will increase to 2.0% to 2.5% from the 1.0% to 1.5% level experienced in 2009. This increased rate is higher than what we have experienced in recent years but we believe that this is a one year impact due to increased cannibalization, particularly in Metro New York, where we opened four clubs in 2009. Cannibalization unfavorably affects our comparable club sales, but our new sales in this market are strong and these openings are consistent with our market clustering strategy to achieve strong local food market share.

Our merchandise comparable sales plan includes an expected increase in perishables sales of 4.5% to 6.5%. We believe that deflationary pressures will lessen beginning in the second quarter of 2010, and we expect to continue to see strong unit sales growth.

General merchandise sales are planned to increase 2.0% to 3.0%, due to expected improvements in sales of summer seasonal merchandise, which were hurt by unseasonably cold and rainy weather in 2009. We also expect to see stronger sales in computers, electronics, domestics and housewares in 2010.

We are planning for an increase in membership fee income dollars of 4.5% to 5.5%, driven by a combination of new club openings, increases in renewal rates, and further growth in our Rewards membership program.

We are planning a cost of sales increase of up to 20 basis points driven by an unfavorable sales impact of low margin gasoline and increased buying and occupancy costs due to higher depreciation expenses and occupancy costs related to technology investments, club renovations and new club openings. Partially offsetting these increases, we are planning for improved merchandise margins of 15 to 25 basis points, driven by the mix benefit of strong perishables sales, efficiencies and cost savings in logistics and supply chain, and improved acquisition and sourcing of merchandise.

We expect SG&A expense in dollars to increase 5% to 15% from 2009, driven by payroll and fringe benefits, medical and workers' compensation insurance expense and potential expenses related to relocating our home office. The increase in club payroll reflects both new club openings and investments in perishables payroll in existing clubs. Growth in home office payroll is due to increased staffing to support our technology initiatives.

Capital expenditures in 2010 are planned at $215 to $235 million. We plan to open seven to nine clubs, including one relocation, in 2010. Three of the new locations will be approximately 85,000 square feet and the remainder will be approximately 120,000 square feet. We are planning on five to six major club renovations, as well as several minor club renovations, mainly to upgrade and expand refrigeration cases.

We also plan to make considerable progress on our technology initiatives, including completing our HR system upgrade, piloting our new store registers, launching a new e-commerce website, replacing a portion of our self-checkout registers and implementing a new gasoline sales system. We expect these investments in technology will help generate future revenue growth and improve our operational efficiency. We expect these investments will cost approximately $68 million in 2010.

We expect to generate cash flow from operating activities of approximately $290 to $310 million, which will fund our capital spending and our planned $100 million of share repurchases, subject to board authorization.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates on an ongoing basis and make judgments about the carrying value of assets and liabilities based on a number of factors. These factors include historical experience and assumptions made by management that are believed to be reasonable under the circumstances. This section summarizes critical accounting policies and the related judgments involved in their application.

Cash Consideration Received from Vendors

We receive various types of cash consideration from vendors, principally in the form of rebates and allowances that typically do not exceed a one-year time period. We recognize such vendor rebates and allowances as a reduction of cost of sales based on a systematic and rational allocation of the cash consideration offered to the underlying transaction that results in progress by BJ's toward earning the rebates and allowances, provided the amounts to be earned are probable and reasonably estimable. Otherwise, rebates and allowances are recognized only when predetermined milestones are met. We review the status of all rebates and allowances at least once per quarter and update our estimates, if necessary, at that time. We believe that our review process has allowed us to avoid material adjustments in estimates of vendor rebates and allowances.

Inventories

Merchandise inventories are stated at the lower of cost, determined under the average cost method, or market. We recognize the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. Records are maintained at the stockkeeping unit ("SKU") level. We utilize various reports that allow our merchandising staff to make timely markdown decisions to ensure rapid inventory turnover, which is essential in our business. The carrying value of any SKU whose selling price is marked down to below cost is immediately reduced to that selling price.

We take physical inventories of merchandise on a cycle basis at every location each year. A second physical inventory is taken at the end of the year at selected locations. We estimate a reserve for inventory shrinkage for the period between physical inventories. This estimate is based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances. Our shrink-age percentage has been less than 0.20% of sales for the last three years. We have not had material adjustments between our estimated shrinkage percentages and actual results.

Long-Lived Assets

We review the realizability of our long-lived assets at the club level annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Current and expected operating results and cash flows and other factors are considered in connection with our reviews. Significant judgments are made in projecting future cash flows and are based on a number of factors, including the maturity level of the club, historical experience of clubs with similar characteristics, recent sales, margin and other trends and general economic assumptions. Impairment losses are measured and recorded as the difference between the carrying amount and the fair value of the impaired assets.

Income Tax Reserves

We pay income taxes to federal, state and municipal taxing authorities. We are subject to audit by these jurisdictions and maintain reserves for those uncertain tax positions which we believe may be subject to challenge. Our reserves are based on our estimate of the likely outcome of these audits, and are revised periodically based on changes in tax law and court cases involving taxpayers with similar circumstances.

We recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 9 in Notes to Consolidated Financial Statements for further additional information and amounts recorded.

Reserves for Closed Store and Facility Lease Obligations

We establish reserves for our lease liabilities upon establishment of a plan to close a club or other facility under lease. The liabilities recorded are based on the present value of rent liabilities under the relevant leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the potential subleasing of the property. An annual discount rate of 6% has been used to calculate the present value of our lease obligations. This rate was based on the incremental borrowing rate for the Company during the weighted average period of time over which our lease obligations are expected to be paid.

A considerable amount of judgment was involved in determining our net liability related to closed club and facility leases, particularly in estimating potential sublease income. Based on our knowledge of real estate conditions in the local markets and our experience in those markets, we assume a period of time it would take to sublease the properties and the amount of potential sublease income for each property. We reassess our liability for closed club and facility leases at least every quarter and adjust our reserves accordingly when our estimates change.

See Note 2 of Notes to Consolidated Financial Statements for additional information on our closed locations.

Stock-Based Compensation

As described in more detail in Note 1 to Consolidated Financial Statements, we recognize compensation cost for employee stock options and restricted stock awards based on the estimated fair value of the awards on the grant date. Compensation cost is recognized over the period during which the employee is required to provide service in exchange for the awards, which is typically the vesting period. For awards that contain only a service vesting feature, we use straight-line attribution to recognize the cost of the awards. For awards with a performance condition feature, we recognize compensation cost on a straight-line basis over the awards' expected vesting periods when achievement of the performance condition is deemed probable.

We estimate the fair value of our stock option awards using the Black-Scholes option pricing model. A discussion of the assumptions we used in applying the Black-Scholes model is contained in Note 7 to Consolidated Financial Statements. Certain assumptions and inputs, particularly the market price on the grant date, the expected volatility of our stock and the expected option life, can have a significant effect on the fair value of options granted.

It has been our policy to issue treasury shares upon option exercises and upon issuance of restricted stock. We expect that treasury shares will be issued in connection with stock option exercises and restricted stock awards for the foreseeable future.

Self-Insurance Reserves

We are primarily self-insured for workers' compensation and general liability claims. Reported reserves for these claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. Estimates are based on historical claims experience and other actuarial assumptions believed to be reasonable under the circumstances.

Results of Operations

The following table presents income statement data for continuing operations for the last three fiscal years:

	Fiscal Year Ended					
	January 30, 2010		January 31, 2009		February 2, 2008	
	$	% of Sales	$	% of Sales	$	% of Sales
	(Dollars in Millions except Per Share Amounts)					
Net sales	$ 9,954	100.0%	$ 9,802	100.0%	$8,792	100.0%
Membership fees	182	1.8	177	1.8	176	2.0
Other revenues	51	0.5	48	0.5	47	0.5
Total revenues	10,187	102.3	10,027	102.3	9,015	102.5
Cost of sales, including buying and occupancy costs	9,081	91.2	9,004	91.8	8,091	92.0
Selling, general and administrative expenses	875	8.8	798	8.1	724	8.2
Reversal of provision for credit card claims	(3)	—	—	—	—	—
Preopening expenses	10	0.1	4	0.1	5	0.1
Operating income	224	2.2	221	2.3	195	2.2
Interest income (expense), net	(1)	—	1	—	4	0.1
Income from continuing operations before income taxes	223	2.2	222	2.3	199	2.3
Provision for income taxes	90	0.9	86	0.9	78	0.9
Income from continuing operations	$ 133	1.3%	$ 136	1.4%	$ 121	1.4%
Diluted earnings per common share	$ 2.42		$ 2.30		$ 1.88	
Number of clubs in operation at year end	187		180		177	

Comparison of 2009 to 2008

Net sales increased 1.6% from 2008 to 2009. The increase was driven by sales from new clubs and gasoline stations, partially offset by a decrease in comparable club sales of 1.9%. Lower retail gasoline prices throughout the first nine months of the year contributed to gasoline sales that were approximately 35% below last year.

	Fifty-Two Weeks Ended January 30, 2010	Fifty-Two Weeks Ended January 31, 2009
Comparable club sales	(1.9)%	9.4%
Impact of gasoline sales	(5.9)%	3.0%
Merchandise comparable club sales	4.0%	6.4%

Merchandise comparable club sales increased 4.0% from 2008 to 2009, due largely to increases in food and consumables. Food accounted for approximately 65% of merchandise sales in 2009 versus approximately 64% in 2008. On a comparable club basis, food sales increased by approximately 6% for the year while general merchandise sales increased by approximately 1% for the year. Merchandise comparable club sales were unfavorably affected by increased price deflation of about 1.0% to 1.5%, particularly in our perishables business. Strong unit sales growth of perishables more than offset the impact of deflation. We expect price deflation to continue to impact our merchandise sales in the first quarter of 2010 but will begin to cycle sometime in the second quarter. We have estimated that new competition and cannibalization negatively impacted our merchandise comparable club sales by approximately 1.0% to 1.5% for the year.

Stronger performing departments compared to last year included breakfast foods, candy, cigarettes, computers, dairy, frozen, health and beauty aids, household chemicals, housewares, paper products, pet food, produce, salty snacks, small appliances, and televisions. Weaker performing departments included automotive and tools, apparel, jewelry, pre-recorded video, sporting goods, toys, and trash bags.

Excluding sales of gasoline, customer count on a comparable club basis increased by approximately 5% from last year, consistent with our increase from 2007 to 2008. The average transaction amount by the same measure decreased by approximately 1% in 2009 versus an increase of approximately 2% from 2007 to 2008. We believe that the increase in customer count is due to our focus on our perishable food business, while the decline in the average transaction amount was due largely to the negative impact of price deflation and soft demand for discretionary items.

Membership fee income was $181.9 million in 2009 versus $177.5 million in 2008. The increase reflected the benefit from opening seven new clubs in 2009, strong renewal rates in comparable clubs and an increase in Rewards memberships. In 2009, Inner Circle members renewed at a rate which was about 0.3% higher than 2008. Our renewal rate for Business members was essentially flat to 2008. Rewards memberships increased by 21% at the end of 2009 and accounted for approximately 5.5% of our primary members and approximately 13% of merchandise sales in 2009.

Other revenues increased $3.1 million from $47.6 million in 2008 to $50.7 million in 2009 due mainly to increases in food court revenue, tire bay revenue and commissions from our third party optical services provider.

Cost of sales (including buying and occupancy expenses) was 91.22% of net sales in 2009 versus 91.86% of net sales in 2008. The 64 basis point improvement reflected favorable merchandise margins of approximately 37 basis points and a favorable impact from decreased sales of low margin gasoline of approximately 46 basis points, partially offset by de-leveraging of buying and occupancy costs of approximately 19 basis points. Merchandise margins benefited from supply chain improvements, favorable comparisons to last year's higher level of general merchandise markdowns, operational enhancements which reduced shrinkage and salvage costs, and from a favorable sales mix of high margin perishables.

To offset some of the volatility in the cost of our retail gasoline sales, we have periodically hedged a portion of our anticipated future petroleum product purchases through the use of exchange traded options. We have not designated these contracts as hedges for accounting purposes; therefore we adjust the value of these options contracts to fair value at the end of each reporting period, with the corresponding gain or loss reflected in cost of sales. In 2009, we recorded a pretax loss of $405,000 from our gasoline hedging activities versus a pretax gain of $104,000 in 2008. There were no positions open at January 30, 2010.

SG&A expenses were 8.79% of net sales in 2009 versus 8.15% in 2008. The increase of 64 basis points was attributable mainly to an increase of 50 basis points in payroll and payroll benefits (including share-based compensation), 12 basis points related to the third quarter's wage and hour settlement and five basis points in other miscellaneous expenses, partially offset by three basis points due to income received from the VISA/ MasterCard class action settlement.

Total SG&A expenses increased by $76.5 million, or 9.6%, from 2008 to 2009. Payroll and payroll benefits (including share-based compensation) increased $59.6 million from the prior year and accounted for 76% of all SG&A expenses in each of 2009 and 2008. The remaining increase in SG&A was due largely to $11.7 million of expense related to the wage and hour settlement.

Preopening expenses were $10.0 million in 2009 versus $3.7 million in 2008. The increase reflects the timing and location of new club openings. In 2009 we opened seven new clubs compared to four new clubs in 2008. Our club openings this year included four new clubs in the Metro New York market and two new clubs in the Philadelphia market. Our larger urban clubs generally have higher preopening costs.

Net interest expense was $0.7 million in 2009 compared to net interest income of $0.8 million in 2008 due to lower amounts of invested cash compared to last year. See Note 12 of Notes to Consolidated Financial Statements for a summary of the components of interest income (expense), net.

Our income tax provision was 40.6% of pretax income from continuing operations in 2009 versus 38.7% in 2008. Last year's rate included the favorable settlements of state income tax audits which decreased our effective rate by 1.5%. See Note 9 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Income from continuing operations was $132.5 million, or $2.42 per diluted share, in 2009 versus $135.8 million, or $2.30 per diluted share, in 2008. This year's results included post-tax expense of $6.9 million, or $0.13 per diluted share, for the wage and hour class action settlement, post-tax income of $1.8 million, or $0.03 per diluted share, related to monies received from a VISA/MasterCard class action settlement, and post-tax income of $1.7 million, or $0.03 per diluted share, for the reversal of a provision for credit card claims. 2008 included post-tax income of $3.3 million, or $.06 per diluted share, from favorable state income tax audit settlements.


Form 10-K

In 2009, we recorded a loss from discontinued operations (net of income tax benefit) of $0.4 million which consisted primarily of accretion charges on closed store lease obligations. In 2008, we recorded a loss from discontinued operations of $1.2 million, or $0.02 per diluted share, which consisted of a post-tax increase of $0.3 million in the reserve for a BJ's club which closed in 2002, post-tax expense of $0.2 million related to a club closing in South Carolina, post-tax operating loss for the South Carolina club of $0.2 million and interest accretion charges on closed store lease obligations.

Net income was $132.1 million, or $2.42 per diluted share, in 2009 versus $134.6 million, or $2.28 per diluted share, in 2008.

Comparison of 2008 to 2007

Net sales increased by 11.5% from 2007 to 2008. The increase in net sales in 2008 was due to comparable club sales increases and the opening of new clubs and gasoline stations. The increase in comparable club sales represented approximately 80% of the total increase in net sales from 2007 to 2008. New clubs and new gasoline stations accounted for the remainder of the increase. Food accounted for approximately 64% of merchandise sales in 2008 versus approximately 62% in 2007.

Comparable club sales increased by 9.4% from 2007 to 2008, including a favorable impact from gasoline sales of 3.0%. On a comparable club basis, food sales increased by approximately 10% and general merchandise sales increased by approximately 1% in 2008 compared to 2007. Departments with strong sales included breakfast needs, computer equipment, dairy, fresh meat, paper products, pet foods, produce, and salty snacks. Departments with weaker sales included cigarettes, DVDs, pre-recorded video, seasonal, and televisions.

Excluding sales of gasoline, customer count on a comparable club basis increased approximately 5% from 2007 to 2008 and was essentially flat from 2006 to 2007. The average transaction amount by the same measure increased by approximately 2% from 2007 to 2008 versus an increase of approximately 4% from 2006 to 2007.

Membership fee income was $177.5 million in 2008 versus $175.8 million in 2007. The modest increase reflected both the timing and the small number of new club openings in 2008. We opened four new clubs in 2008. Three of the club openings took place in the fourth quarter. Since membership fee income is deferred and recognized over the life of the membership, which is typically twelve months, most of the new club membership fee income was not earned until 2009. We also made a decision to lower membership fees in our underperforming Atlanta market at the beginning of 2008. While this reduced membership fee income, it helped drive double-digit merchandise sales growth in the Atlanta market.

At the end of 2008, Rewards members accounted for approximately 5% of our primary members, versus approximately 4% at the end of the previous year. Rewards members accounted for approximately 12% of merchandise sales in both 2008 and 2007. In 2008, Inner Circle members renewed at a rate of 83% versus 82% in 2007 while our renewal rate for Business members stayed flat at 87%.

Other revenues increased slightly from $47.1 million in 2007 to $47.6 million in 2008. The increase was driven mainly by increases in propane sales and food court sales, partially offset by a decrease in Pizza Hut sales, as Pizza Hut products were discontinued in all our food courts in 2008.

Cost of sales (including buying and occupancy expenses) was 91.86% of net sales in 2008 versus 92.03% of net sales in 2007. The 17 basis point improvement reflected 21 basis points of increased leveraging of buying and occupancy costs from the increase in net sales and a decrease of 8 basis points due to favorable merchandise margins. These decreases were partially offset by an unfavorable impact from gasoline margin of 12 basis points.

Strong sales of high margin perishables drove the increased merchandise margin rate in 2008, but were partially offset by an unfavorable mix of sales in general merchandise and a higher level of holiday season markdowns compared to the prior year. The falling price of gasoline in the third quarter contributed to significantly higher than usual gas margin rates and a strong increase in gallons sold. The strong sales of low margin gasoline in the first half of the year, however, more than offset the third quarter gains.

In 2008 and 2007, we recognized a pretax gain of $104,000 from our gasoline hedging activities versus a pretax loss of $381,000 in 2006. There were no hedging positions open at January 31, 2009 and February 2, 2008.

SG&A expenses were 8.15% of net sales in 2008 versus 8.24% in 2007. The decrease in the SG&A ratio was due primarily to effective expense control and favorable expense leveraging from our strong sales growth. The largest decrease from 2007 was in club payroll expense of 11 basis points. The largest increase from 2007 was bonus expense of 5 basis points due to strong earnings results.

Total SG&A expenses increased by $74.6 million, or 10.3%, from 2007 to 2008. Payroll and payroll benefits (including stock compensation) increased $57.7 million from the prior year and accounted for 76% of all SG&A expenses in each of 2008 and 2007. The remaining increase in SG&A was due mainly to increases of $8.9 million in credit expenses and $5.4 million in professional services, which includes $4.4 million of expenses for IT projects.

Preopening expenses were $3.7 million in 2008 versus $4.6 million in 2007, which reflects opening four new clubs in 2008 versus five new clubs in 2007.

Interest income, net was $0.8 million in 2008 compared with $3.7 million in 2007. The decrease was due primarily to lower interest rates and secondarily to lower amounts of invested cash. See Note 12 of Notes to Consolidated Financial Statements for a summary of the components of interest income (expense), net.

Our income tax provision was 38.7% of pretax income from continuing operations in 2008 versus 39.0% in 2007. 2008's provision reflected the favorable settlements of state income tax audits which reduced our provision for income taxes by $3.3 million. 2007's provision included the favorable settlement of state income tax audits which reduced our provision by $3.6 million. See Note 9 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Income from continuing operations was $135.8 million, or $2.30 per diluted share, in 2008 versus $121.4 million, or $1.88 per diluted share, in 2007. 2008 included post-tax income of $3.3 million, or $0.06 per diluted share, from favorable state income tax audit settlements.

In 2007, income from continuing operations included post-tax income of $3.6 million, or $0.05 per diluted share, from favorable state income tax audit settlements, and $0.6 million, or $0.01 per diluted share, from the sale of pharmacy related assets.

In 2008, we recorded a loss from discontinued operations of $1.2 million, or $0.02 per diluted share, which consisted of a post-tax increase of $0.3 million in the reserve for a BJ's club which closed in 2002, post-tax expense of $0.2 million related to a club closing in South Carolina, post-tax operating loss for the South Carolina club of $0.2 million and interest accretion charges related to the partially subleased ProFoods club and the remaining closed BJ's club.

In 2007, we recorded income from discontinued operations of $1.5 million, or $0.02 per diluted share, which consisted of post-tax income of $2.4 million, primarily resulting from the favorable settlement of a lease for one of the two ProFoods clubs which closed in January 2007 and the subleasing of the other ProFoods location for a portion of its remaining lease term. This income was partially offset by a post-tax increase in the reserve of $0.4 million for a BJ's club which closed in 2002 and interest accretion charges related to the partially subleased ProFoods club and the closed BJ's club.

Net income was $134.6 million, or $2.28 per diluted share, in 2008 versus $122.9 million, or $1.90 per diluted share, in 2007.

Seasonality

BJ's business, in common with the business of retailers generally, is subject to seasonal influences. Our sales and operating income have typically been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Recently Issued Accounting Standards

See Note 1 to Consolidated Financial Statements for a discussion of recently issued standards.

Liquidity and Capital Resources

Our primary source of liquidity is cash flows generated from club operations. Cash and cash equivalents totaled $58.8 million as of January 30, 2010. We believe that our current resources, together with anticipated cash flow from operations, will be sufficient to finance our operations through the term of our credit agreement, October 30, 2012. However, we may from time to time seek to obtain additional financing.

Net cash provided by operating activities was $298.3 million in 2009 compared to $223.9 million in 2008 and $304.8 million in 2007. The increase in net cash provided by operating activities in 2009 versus 2008 was driven by lower cash payments for taxes, a favorable change in merchandise inventories, net of accounts payable, and an increase due to changes in certain balance sheet accounts which were affected by the timing of payments and other factors.

Merchandise inventories, net of accounts payable, decreased $0.6 million in 2009 versus an increase of $18.3 million in 2008. The ratio of accounts payable to merchandise inventories was 71.6% at the end of 2009 versus 67.9% at the end of 2008. This increase reflected faster inventory turns, due to conservative management of seasonal inventory and better management of replenished inventory. Average inventory per club increased 4.2% versus last year, due mainly to an increase of approximately 2% due to the timing of the Super Bowl which was played a week later than in 2008. Super Bowl related inventory sold through in the first week of 2010 rather than the last week of the fiscal year as it did in 2008.

The decrease in cash provided by operating activities from 2007 to 2008 of $80.9 million was due to a negative impact from the change in merchandise inventories, net of accounts payable, of $46.7 million, higher cash payments for taxes of $30.0 million, partially offset by higher net income of $11.7 million. The remaining balance of the decrease was due to changes in certain balance sheet accounts which were affected by the timing of payments and other factors.

Cash expended for property additions was $176.4 million in 2009, $138.0 million in 2008, and $89.9 million in 2007. In 2009, we opened seven new clubs; one owned and six leased. Two of the seven new clubs also have gasoline stations. We also made investments in club renovations and continued our technology upgrades. In 2008, we opened four new clubs; one owned, one leased and two owned buildings that are subject to ground leases. Three of the four new clubs in 2008 also had gasoline stations. In 2007, we opened five new clubs, each of which was leased, and four new gasoline stations.

We expect that capital expenditures will total approximately $215 to $235 million in 2010, based on plans to open seven to nine new clubs, including one relocation, and increased capital spending on IT projects and club renovations. The timing of actual openings and the amount of related expenditures could vary from the estimates above due, among other things, to the complexity of the real estate development process. Spending on IT projects could also vary due to the complexity of the project and the amount of resources available to complete the project.

In 2009, we repurchased 3.8 million shares of our common stock for $117.8 million, or an average price of $31.38 per share. In 2008, we repurchased 5.4 million shares of our common stock for $180.8 million, or an average price of $33.33 per share. In 2007, we repurchased 7.2 million shares of our common stock for $228.8 million, or an average price of $31.98 per share. From the inception of our share repurchase activities in August 1998, we have repurchased approximately 34.5 million shares of our common stock for a total of $1.07 billion, or an average price of $31.10 per share. As of January 30, 2010, the Company's remaining repurchase authorization from the Board of Directors was $76.1 million. We expect to repurchase approximately $100 million of our common stock in 2010 contingent upon the Company's Board of Directors providing additional authorization.

Debt and Credit Facilities

In January 2004, we assumed a real estate mortgage with a principal balance of $4 million in connection with the purchase of a club that was previously leased. This debt carries an interest rate of 7%, is payable in monthly installments maturing on November 1, 2011 and has a significant prepayment penalty. The principal balance at January 30, 2010 was $1.1 million.

On October 30, 2009, we entered into a new $200 million unsecured credit agreement with a group of banks which expires October 30, 2012. The new agreement replaced our previous $225 million unsecured credit agreement, which was scheduled to expire on April 27, 2010. The agreement includes a $50 million sub-facility for letters of credit, of which no amount was outstanding at January 30, 2010. See Note 4 in Notes to the Consolidated Financial Statements for further details of the credit agreement.

In addition to the credit agreement, we maintain a $15 million uncommitted credit line for short-term borrowings. We plan to renew this line before its April 30, 2010 expiration. We also maintain two separate facilities totaling $72 million for letters of credit, primarily to support the purchase of inventories, of which $16 million was outstanding at January 30, 2010.

There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 30, 2010 and January 31, 2009.

Lease Obligations

During the third quarter of 2002, we established reserves for our liabilities related to leases for three BJ's clubs which closed on November 9, 2002. In 2004 and 2005, we made lump sum payments to settle the leases for two of the three closed clubs. In 2008, we recorded pretax expense of $0.5 million to increase our reserve for the remaining BJ's closed club. Our reserve of $7.0 million as of January 30, 2010 is based on the present value of our rent liability under the lease for the remaining club, including real estate taxes and common area maintenance charges, reduced by estimated future income from subleasing the property. An annual discount rate of 6% was used to calculate the present value of the obligation.

In 2006, we established reserves for our liabilities related to leases for the two ProFoods clubs which closed in the fourth quarter. Our reserve of $3.0 million as of January 30, 2010 is based on the present value of rent liabilities under the remaining lease, including estimated real estate taxes and common area maintenance charges, reduced by estimated future income from the potential subleasing of these properties. An annual discount rate of 6% was used to calculate the present value of the obligations.

We believe that the liabilities recorded in the financial statements adequately provide for these lease obligations. However, there can be no assurance that our actual liability for closed store obligations will not differ materially from amounts recorded in the financial statements due to a number of factors, including future economic factors which may affect the ability to successfully sublease, assign or otherwise settle liabilities related to these properties. We consider our maximum reasonably possible undiscounted pretax exposure for our closed store lease obligations to be approximately $15.7 million at January 30, 2010.

Legal Matters

Early in 2004 we were notified by credit card issuers that credit and debit card accounts used legitimately at BJ's were subsequently used in fraudulent transactions at non-BJ's locations. (See Note 5 in Notes to Consolidated Financial Statements for additional information.) We recorded total charges of $13.0 million to establish a reserve for claimants seeking reimbursement for fraudulent credit and debit card charges and the cost of replacing cards, monitoring expenses and related fees and expenses. As of January 30, 2010, all filed legal claims arising from the alleged data breaches had been resolved. We recorded pretax income of $2.9 million to reverse the majority of our reserve for these claims. As of January 30, 2010, the balance in the reserve was $0.4 million, which represented our best estimate of the remaining cost and expenses related to this matter.

In November 2008, BJ's was sued in the United States District Court for the District of Massachusetts ("the court") in a purported class action brought on behalf of "current and former department and other assistant managers", in which plaintiffs principally alleged that they had not been compensated for overtime work as required under federal and Massachusetts law. In this year's third quarter, we recorded a pretax charge of $11.7 million in connection with a proposal to settle this claim and related payments. Under the settlement, which still must be finally approved by the court, certain current and former mid-level managers will be eligible to receive payments to compensate them for particular hours worked in prior years. The settlement of the lawsuit is not an admission by us of any wrongdoing. We expect to pay the settlement in the next twelve months and have recorded the liability within accrued expenses and other current liabilities on our balance sheet.

The number of employees who will receive compensation and the amount of each settlement will not be known until the court proceeds with the final approval of the settlements terms and all employee claims are submitted. We will work with the court and a settlement administrator as the parties establish the process through which the settlement amount will be allocated and the amount each eligible employee will receive is determined. While the ultimate outcome of the claims paid could differ from what we have recorded, the difference is not expected to have a material impact on our consolidated financial position or liquidity.

Subsequent to January 30, 2010, we paid $9.2 million into a settlement fund and we are awaiting a final approval from the court before all claims and related payments are made.

Contractual Obligations

BJ's had no significant off-balance sheet arrangements at any time during any of the periods presented in this Form 10-K.

The following summarizes our contractual cash obligations as of January 30, 2010 and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
Contractual Obligations	**2010**	**2011 to 2012**	**2013 to 2014**	**2015 and thereafter**	**Total**
	(Dollars in Thousands)				
Long-term debt	$ 669	$ 558	$ —	$ —	$ 1,227
Operating leases	178,019	379,231	360,222	1,941,846	2,859,318
Purchase obligations	407,941	—	—	—	407,941
Closed store lease obligations	1,687	3,424	2,644	2,223	9,978
Other long-term liabilities	60	15,360	16,338	40,490	72,248
	$588,376	$398,573	$379,204	$1,984,559	$3,350,712

In the table above, long-term debt consists of a real estate mortgage which matures on November 1, 2011. Amounts for long-term debt include interest as well as principal. We have no obligations under capital leases at January 30, 2010.

Amounts for operating leases reflect future minimum lease payments, excluding insurance, taxes or maintenance costs as disclosed in Note 4 of Notes to Consolidated Financial Statements. We have options to renew all but one of our leases. The table above does not reflect any lease payments we would make pursuant to such renewal options, except for ground leases that include reasonably assured renewal options.

Approximately 88% of purchase obligations represent future payments for merchandise purchases. The remainder consists primarily of capital commitments and purchased services.

Amounts for closed store lease obligations comprise our liabilities on the balance sheet at January 30, 2010 for a closed ProFoods club and a closed BJ's club. Timing of payments was based on our estimates of when these liabilities would likely be satisfied through lease payments, net of estimated potential sublease income.

Amounts for other long-term liabilities consist mainly of payments for self-insured workers' compensation and general liability claims and for asset retirement obligations, both of which are included on our balance sheet at January 30, 2010. The estimated timing of payments for insurance claims was based primarily on recent payment experience. The timing of asset retirement obligation payments corresponds to the end of the estimated useful life assigned to the assets. Not included in Other long-term liabilities in the table above were payments of $39.2 million for our rent escalation liabilities because they are already included in the "operating leases" line, and deferred revenue of $1.7 million, which is not a cash obligation.

As of January 30, 2010 we had accrued $4.6 million of unrecognized tax benefits for uncertain tax positions and related interest in other noncurrent liabilities. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to these obligations, as the timing of examinations and ultimate resolution of those examinations are uncertain.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We believe that our potential exposure to market risk as of January 30, 2010 is not material because of the short contractual maturities of our cash and cash equivalents on that date. There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 30, 2010. We held no derivatives at January 30, 2010. See Summary of Accounting Policies—Disclosures about Fair Value of Financial Instruments in Note 1 in Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in Thousands except Per Share Amounts)		
Net sales	$ 9,954,384	$ 9,802,237	$ 8,791,618
Membership fees	181,872	177,530	175,782
Other revenues	50,725	47,599	47,065
Total revenues	10,186,981	10,027,366	9,014,465
Cost of sales, including buying and occupancy costs	9,080,845	9,003,978	8,090,581
Selling, general and administrative expenses	875,238	798,725	724,077
Reversal of provision for credit card claims	(2,902)	—	—
Preopening expenses	10,013	3,736	4,555
Operating income	223,787	220,927	195,252
Interest income (expense), net	(719)	764	3,742
Income from continuing operations before income taxes	223,068	221,691	198,994
Provision for income taxes	90,533	85,871	77,613
Income from continuing operations	132,535	135,820	121,381
Income (loss) from discontinued operations, net of income tax benefit of $274 and $849, and provision of $1,019, respectively	(399)	(1,237)	1,480
Net income	$ 132,136	$ 134,583	$ 122,861
Basic earnings per share:			
Income from continuing operations	$ 2.47	$ 2.34	$ 1.91
Income (loss) from discontinued operations	—	(0.02)	0.02
Net income	$ 2.47	$ 2.32	$ 1.93
Diluted earnings per share:			
Income from continuing operations	$ 2.42	$ 2.30	$ 1.88
Income (loss) from discontinued operations	—	(0.02)	0.02
Net income	$ 2.42	$ 2.28	$ 1.90
Number of common shares for earnings per share computations:			
Basic	53,543,461	58,058,061	63,669,088
Diluted	54,658,211	58,948,955	64,557,393

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED BALANCE SHEETS

	January 30, 2010	January 31, 2009
	(Dollars in Thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 58,752	$ 51,157
Accounts receivable, net	128,137	124,498
Merchandise inventories	930,289	859,520
Current deferred income taxes	18,252	13,936
Prepaid expenses	37,197	27,364
Total current assets	1,172,627	1,076,475
Property at cost:		
Land and buildings	694,136	684,807
Leasehold costs and improvements	229,915	220,073
Furniture, fixtures and equipment	599,949	544,744
	1,524,000	1,449,624
Less: accumulated depreciation and amortization	562,159	535,046
	961,841	914,578
Deferred income taxes	5,553	8,033
Other assets	26,066	22,350
Total assets	$2,166,087	$2,021,436
LIABILITIES		
Current liabilities:		
Current installments of long-term debt	$ 608	$ 567
Accounts payable	665,907	583,367
Accrued expenses and other current liabilities	318,897	309,271
Accrued federal and state income taxes	18,980	13,488
Closed store lease obligations due within one year	1,687	2,006
Total current liabilities	1,006,079	908,699
Long-term debt, less portion due within one year	540	1,148
Noncurrent closed store lease obligations	8,291	9,336
Other noncurrent liabilities	117,810	117,449
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01, authorized 20,000,000 shares, no shares issued	—	—
Common stock, par value $.01, authorized 180,000,000 shares, issued 74,410,190 shares	744	744
Additional paid-in capital	224,206	200,973
Retained earnings	1,463,146	1,351,217
Accumulated other comprehensive loss	(773)	(270)
Treasury stock, at cost, 20,616,431 and 17,872,220 shares	(653,956)	(567,860)
Total stockholders' equity	1,033,367	984,804
Total liabilities and stockholders' equity	$2,166,087	$2,021,436

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 132,136	$ 134,583	$ 122,861
Adjustments to reconcile net income to net cash provided by operating activities:			
Reversal of provision for credit card claims	(2,902)	—	—
Provision for (reversal of) closing and impairment costs	861	1,371	(2,847)
Depreciation and amortization of property	112,777	107,609	106,403
Loss on property disposals	296	475	2,052
Other noncash items (net)	903	1,261	1,051
Share-based compensation expense	22,011	19,398	19,018
Deferred income taxes	(1,490)	8,507	1,213
Excess tax benefit from exercise of stock options	(1,047)	(3,338)	(3,001)
Tax benefit from share-based compensation	1,222	4,441	4,096
Increase (decrease) in cash due to changes in:			
Accounts receivable	(3,639)	(9,270)	(13,733)
Merchandise inventories	(70,769)	17,946	(26,564)
Prepaid expenses	(9,833)	1,627	(2,117)
Other assets	(3,716)	(23)	600
Accounts payable	71,402	(36,218)	54,986
Changes in book overdrafts	11,138	(3,380)	7,573
Accrued expenses	29,253	4,945	13,881
Accrued income taxes	5,492	(30,721)	132
Closed store lease obligations	(1,605)	(2,269)	(3,309)
Other noncurrent liabilities	5,765	6,997	22,516
Net cash provided by operating activities	298,255	223,941	304,811
CASH FLOWS FROM INVESTING ACTIVITIES			
Property additions	(176,396)	(138,039)	(89,857)
Proceeds from property disposals	—	8,722	118
Purchase of marketable securities	(436)	(245)	(1,510)
Sale of marketable securities	31	349	1,614
Net cash used in investing activities	(176,801)	(129,213)	(89,635)
CASH FLOWS FROM FINANCING ACTIVITIES			
Excess tax benefit from exercise of stock options	1,047	3,338	3,001
Repayment of long-term debt	(567)	(529)	(492)
Dividends paid	(25)	(25)	(25)
Proceeds from issuance of common stock	13,235	26,494	49,405
Purchase of treasury stock	(127,549)	(170,163)	(225,628)
Net cash used in financing activities	(113,859)	(140,885)	(173,739)
Net increase (decrease) in cash and cash equivalents	7,595	(46,157)	41,437
Cash and cash equivalents at beginning of year	51,157	97,314	55,877
Cash and cash equivalents at end of period	$ 58,752	$ 51,157	$ 97,314
Supplemental cash flow information:			
Treasury stock issued for compensation plans	$ 19,337	$ 17,723	$ 26,852
Treasury shares surrendered upon vesting of restricted stock	1,709	96	—
Interest paid, net of capitalized interest	450	284	552
Income taxes paid	86,257	107,236	77,287
Noncash financing and investing activities:			
Addition of asset retirement costs	195	2,452	474
Property additions included in accrued expenses	25,511	34,200	17,565

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
				(In Thousands)				
Balance, February 3, 2007	74,410	$744	$154,020	$1,158,137	$(723)	(9,630)	$(292,291)	$1,019,887
Comprehensive Income:								
Net income	—	—	—	122,861	—	—	—	122,861
Postretirement medical plan adjustment, net of tax of $125	—	—	—	—	183	—	—	183
Comprehensive Income								123,044
Issuance of common stock	—	—	4,096	(35,182)	—	2,757	84,587	53,501
Dividends paid	—	—	—	(25)	—	—	—	(25)
Cumulative effect of adoption of new income tax guidance	—	—	—	(6,152)	—	—	—	(6,152)
Repurchase of common stock	—	—	—	—	—	(7,155)	(228,781)	(228,781)
Stock compensation expense	—	—	19,018	—	—	—	—	19,018
Balance, February 2, 2008	74,410	$744	$177,134	$1,239,639	$(540)	(14,028)	$(436,485)	$ 980,492
Comprehensive Income:								
Net income	—	—	—	134,583	—	—	—	134,583
Postretirement medical plan adjustment, net of tax of $185	—	—	—	—	270	—	—	270
Comprehensive Income								134,853
Issuance of common stock	—	—	4,441	(22,980)	—	1,581	49,474	30,935
Dividends paid	—	—	—	(25)	—	—	—	(25)
Repurchase of common stock	—	—	—	—	—	(5,425)	(180,849)	(180,849)
Stock compensation expense	—	—	19,398	—	—	—	—	19,398
Balance, January 31, 2009	74,410	$744	$200,973	$1,351,217	$(270)	(17,872)	$(567,860)	$ 984,804
Comprehensive Income:								
Net income	—	—	—	132,136	—	—	—	132,136
Postretirement medical plan adjustment, net of tax of ($346)	—	—	—	—	(503)	—	—	(503)
Comprehensive Income								131,633
Issuance of common stock	—	—	1,222	(20,182)	—	1,057	33,417	14,457
Dividends paid	—	—	—	(25)	—	—	—	(25)
Purchase of treasury stock	—	—	—	—	—	(3,801)	(119,513)	(119,513)
Stock compensation expense	—	—	22,011	—	—	—	—	22,011
Balance, January 30, 2010	74,410	$744	$224,206	$1,463,146	$(773)	(20,616)	$(653,956)	$1,033,367

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Basis of Presentation

The consolidated financial statements of BJ's Wholesale Club, Inc. ("BJ's" or the "Company" or "we") include the financial statements of all of the Company's subsidiaries, all of whose common stock is wholly owned by the Company.

Fiscal Year

Our fiscal year ends on the Saturday closest to January 31. The fiscal years ended January 30, 2010, January 31, 2009 and February 2, 2008 each included 52 weeks.

Estimates Included in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

We consider highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments with maturities exceeding three months are classified as marketable securities. We had no marketable securities at January 30, 2010 and January 31, 2009.

Accounts Receivable

Accounts receivable consist primarily of credit card receivables and vendor rebates and allowances and are stated net of allowances for doubtful accounts of $1.0 million at January 30, 2010 and $1.1 million at January 31, 2009. The determination of the allowance for doubtful accounts is based on BJ's historical experience applied to an aging of accounts and a review of individual accounts with a known potential for write-off.

Merchandise Inventories

Inventories are stated at the lower of cost, determined under the average cost method, or market. We recognize the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. We recognize a reserve for inventory shrinkage for the period between physical inventories based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances.

Property and Equipment

Property and equipment are stated at cost. Property is depreciated by use of the straight-line method for financial reporting purposes. Buildings are depreciated over 33 ⅓ years. Leasehold costs and improvements are amortized over the required lease term (which includes renewal periods that are reasonably assured) or their estimated useful life, whichever is shorter. Leasehold costs and improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term are amortized over the term that includes the required lease term and renewal periods that are reasonably assured, or their estimated useful life, whichever is shorter. Furniture, fixtures and equipment are depreciated over three to ten years. Interest related to the development of buildings is capitalized to the extent that debt is incurred during the construction period.

We capitalize certain computer software costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in furniture, fixtures, and equipment and are amortized on a straight-line basis over the estimated useful lives of the software, generally three to seven years.

Normal repairs and maintenance are expensed as incurred.

Impairment of Long-lived Assets

We review the realizability of our long-lived assets annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Current and expected operating results and cash flows and other factors are considered in connection with our reviews. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of individual clubs and consolidated net cash flows for long-lived assets not identifiable to individual clubs. Impairment losses are measured as the difference between the carrying amount and the fair value of the impaired assets.

We recorded pretax asset impairment charges of $494,000 in 2009, $131,000 in 2008, and $357,000 in 2007 to write down leasehold improvements and certain fixtures and equipment to fair value at underperforming clubs that were projected to have cash flow losses. The fair value of the assets was based primarily on past experience in disposing of similar assets. Asset impairment charges are included in selling, general and administrative expenses.

Self-Insurance Reserves

We are primarily self-insured for workers' compensation and general liability claims. Reported reserves for these claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims.

Revenue Recognition

We recognize revenue from the sale of merchandise, net of estimated returns, at the time of purchase by the customer in the club. In the limited instances when the customer is not able to take delivery at the point of sale, revenue from the sale of merchandise is not recognized until title and risk of loss pass to the customer. For sales of merchandise on our website, revenue is also recognized when title and risk of loss pass to the customer, which is normally at the time the merchandise is received by the customer. Membership fee revenue is recognized on a straight-line basis over the life of the membership, which is typically twelve months.

The Company's Rewards members qualify for a 2% reward (which can only be redeemed at BJ's clubs), up to a maximum of $500 per year, on all qualified purchases made at BJ's. The Company accounts for this 2% reward as a reduction in sales, with the related liability being classified within other current liabilities. The reduction in sales for the fiscal years ended January 30, 2010, January 31, 2009, and February 2, 2008, and the related liability as of those dates were as follows:

	2009	2008	2007
	(Dollars in Thousands)		
Rewards earned	$21,483	$18,337	$17,100
Liability for unredeemed rewards	$ 7,922	$ 6,431	$ 5,898

Gift cards are available for purchase at all of our clubs. We do not charge administrative fees on unused gift cards and gift cards do not have an expiration date. Revenue from gift card sales is recognized upon redemption of the gift card. We record revenue from gift card breakage when the likelihood of the gift card being redeemed is remote and we do not have a legal obligation to escheat the value of unredeemed gift cards to the relevant jurisdictions.

Warranty Programs

We pass on any manufacturers' warranties to our customers. In addition, we offer an extended warranty on tires sold at our clubs, under which BJ's customers receive tire repair services or tire replacement in certain circumstances. We have insured this liability through a third party and, therefore, retain no liability in connection with the tire warranty program other than for the premiums paid to the third-party carrier. As we are the primary obligor in these arrangements, associated revenue is deferred and amortized over the warranty period. We also offer extended warranties on certain types of products such as electronics and jewelry. These warranties are provided by a third party at fixed prices to BJ's. We retain no liability to satisfy warranty claims under these arrangements. We are not the primary obligor under these warranties, and as such record revenue on these arrangements at the time of sale. Revenue from all warranty sales is included in Other revenues on the income statement.

Presentation of Sales Tax Collected from Customers and Remitted to Governmental Authorities

In the ordinary course of business, we collect sales tax on items purchased by our members that are taxable in the jurisdictions when the purchases take place. These taxes are then remitted to the appropriate taxing authority. We exclude these taxes collected from revenues in our financial statements.

Vendor Rebates and Allowances

We receive various types of cash consideration from vendors, principally in the form of rebates, based on purchasing or selling certain volumes of product, time-based rebates or allowances, which may include product placement allowances or exclusivity arrangements covering a predetermined period of time, price protection rebates and allowances for retail price reductions on certain merchandise, and salvage allowances for product that is damaged, defective or becomes out-of-date. We recognize such vendor rebates and allowances based on a systematic and rational allocation of the cash consideration offered to the underlying transaction that results in progress by BJ's toward earning the rebates and allowances, provided the amounts to be earned are probable and reasonably estimable. Otherwise, rebates and allowances are recognized only when predetermined milestones are met. We recognize product placement allowances as a reduction of cost of sales in the period in which we complete the arranged placement of the product. Time-based rebates or allowances are recognized as a reduction of cost of sales over the performance period on a straight-line basis. All other vendor rebates and allowances are recognized as a reduction of cost of sales when the merchandise is sold or otherwise disposed.

We also receive cash consideration from vendors for demonstrating their products in the clubs and for advertising their products, particularly in the *BJ's Journal*, a publication sent to a subset of BJ's members periodically throughout the year. In both cases, such cash consideration is recognized as a reduction of selling, general and administrative ("SG&A") expenses to the extent it represents a reimbursement of specific, incremental and identifiable SG&A costs incurred by BJ's to sell the vendors' products. If the cash consideration exceeds the costs being reimbursed, the excess is characterized as a reduction of cost of sales. Cash consideration for product demonstrations is recognized in the period during which the demonstrations are performed. Cash consideration for advertising vendors' products is recognized in the period in which the advertising takes place.

Manufacturers' Incentives Tendered by Consumers

We record consideration from manufacturers' incentives (such as rebates or coupons) in net sales when the incentive is generic and can be tendered by a consumer at any reseller and we receive direct reimbursement from the manufacturer, or clearinghouse authorized by the manufacturer, based on the face value of the incentive. If these conditions are not met, we record such consideration as a decrease in cost of sales.

Rent Expenses

Rent expense for operating leases is recognized on a straight-line basis over the term of the leases. We begin recognizing rent expense in the preopening period when we take possession of the property. Our owned buildings, including those located on leased land, are depreciated on a straight-line basis over 33 ⅓ years. We calculate rent for ground leases over periods that equal or exceed the time periods for depreciation of the buildings, which would include reasonably assured lease renewal periods.

Preopening Costs

Preopening costs consist of direct incremental costs of opening or relocating a facility and are charged to operations as incurred.

Advertising Costs

Advertising costs generally consist of promoting new memberships and new store openings and also typically include television and radio advertising (some of which is vendor-funded). BJ's expenses advertising costs as incurred. Advertising expenses were less than 0.35% of net sales in each of the last three years.

Legal Costs

Legal costs expected to be incurred in connection with a loss contingency are recognized at the same time that the loss contingency meets the criteria to be recorded.

Stock-Based Compensation

As of January 30, 2010, we had one stock-based employee compensation plan, which is described more fully in Note 7. We recognize compensation cost on a straight-line basis, measured at fair value of an award on the date of grant, over the period that an employee provides service in exchange for the award. The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of a restricted stock award is the closing price of our common stock on the date of grant. Compensation cost is recognized net of estimated forfeitures. We evaluate the need to change our forfeiture estimates at the end of each quarter.

Most of BJ's stock option awards specify that eligible participants whose employment terminates on or after their normal retirement date (as defined) may exercise options within the period of one year following their termination. Shares continue to become exercisable during this period in accordance with the stock option agreement. Notwithstanding the foregoing, options are not exercisable after the end of the contractual term of the option. For awards issued after January 29, 2006, with these retirement eligibility provisions, we recognize compensation cost over the employee's nominal vesting period but consider the award vested when the employee's retention of the award is no longer contingent on providing subsequent service, which results in an acceleration of one year's compensation cost. Awards issued prior to January 29, 2006, are expensed over the nominal vesting period and do not accelerate upon the employee meeting the retirement eligible provisions. If we applied our current accounting methodology to awards issued prior to January 29, 2006, post-tax share-based compensation expense would have decreased by $0.6 million in 2008 and $0.7 million in 2007.

We elected the "Short Cut" method under current stock compensation accounting guidance (ASC 718) to calculate our historical pool of windfall tax benefits. The gross amount of windfall tax benefits resulting from the exercise of stock options is reported in the financing activities section of the cash flow statement. If applicable, gross tax shortfalls are classified in the operating activities section of the cash flow statement.

Disclosures about Fair Value of Financial Instruments

The carrying amount of long-term debt, including current installments, was $1,148,000 and $1,715,000 as of January 30, 2010 and January 31, 2009, respectively. The fair value of this debt was $1,194,000 and $1,817,000 as of January 30, 2010 and January 31, 2009, respectively. Fair value was based on our estimate of current rates on debt with similar remaining maturities for companies with credit ratings similar to BJ's.

New Accounting Pronouncements

- In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance on fair value measurements. The guidance defines fair value, provides a framework for measuring fair value and expands disclosures about fair value measurements. The FASB deferred the effective date of this guidance for one year for all nonfinancial assets and liabilities except those that are recognized or disclosed in the financial statements at fair value at least annually. As such, we partially adopted the guidance effective February 3, 2008. The partial adoption of this guidance did not have a material impact on our financial statements. We adopted the remaining provisions effective February 1, 2009. The guidance affects the way that we calculate fair value when conditions exist that require us to impair long-lived assets; however, this adoption did not have a material impact on our financial statements.
- In June 2009, the FASB issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "Codification") which authorized the Codification as the sole source for authoritative U.S. GAAP. Any accounting literature that is not in the Codification will be considered nonauthoritative. We commenced utilizing the Codification as our sole source of authoritative U.S. GAAP in this year's third quarter.

2. Discontinued Operations

The following tables summarize the activity for the years ended January 30, 2010 and January 31, 2009 associated with our discontinued operations, which consist of the closing of both our ProFoods clubs in January 2007, three BJ's clubs in 2002 and one BJ's club in 2008 (dollars in thousands):

	Discontinued Operations				
	Liabilities January 31, 2009	Increases	Reductions	Liabilities January 30, 2010	Cumulative Charges To Date, Net
ProFoods clubs	$ 3,153	$171	$ (372)	$2,952	$22,369
BJ's clubs—2002	7,825	408	(1,207)	7,026	26,898
BJ's club—2008	50	—	(50)	—	372
Total	$11,028	$579	$(1,629)	$9,978	$49,639
Current portion	$ 1,692			$1,687	
Long-term portion	9,336			8,291	
Total	$11,028			$9,978	

	Discontinued Operations			
	Liabilities February 2, 2008	Increases To Reserves	Reductions	Liabilities January 31, 2009
ProFoods clubs	$ 3,439	$ 178	$ (464)	$ 3,153
BJ's clubs—2002	8,128	944	(1,247)	7,825
BJ's club—2008	—	404	(354)	50
Total	$11,567	$1,526	$(2,065)	$11,028
Current portion	$ 1,560			$ 1,692
Long-term portion	10,007			9,336
Total	$11,567			$11,028

Closure of ProFoods

In fiscal 2005, we began testing a concept that was new to BJ's by opening two new clubs in the Metro New York market exclusively for food service businesses under the name ProFoods Restaurant Supply ("ProFoods").

Both ProFoods clubs were closed in the fourth quarter ended February 3, 2007. The operating results of these clubs are included in discontinued operations for all periods presented. We recorded a charge of $25.7 million to close these clubs in the fourth quarter of 2006. Included in this charge were lease obligation costs of $8.8 million. In 2007, we settled the lease for one of the two closed ProFoods locations, and subleased the other ProFoods location for a portion of its remaining lease term, which reduced the reserve by approximately $4.0 million. In 2008 and 2009, increases in the reserve consisted of interest accretion charges and reductions to the reserve consisted of lease obligation payments.

2002 Closure of Three BJ's Locations

On November 9, 2002, we closed both of our clubs in the Columbus, Ohio, market and a club in North Dade, Florida. We have settled two of the three leases. The reserve for BJ's closed clubs at January 30, 2010 was related to the lease obligations for the remaining club. In 2008, based on our evaluation of the status of the remaining closed club, we recorded a pretax charge of $0.5 million. All other increases in 2008 and 2009 consisted of interest accretion charges and reductions consisted of lease obligation payments.

The charges for both ProFoods and BJ's lease obligations were based on the present value of rent liabilities under the relevant leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the potential subleasing of these properties. An annual discount rate of 6% was used to calculate the present value of the obligations. The liabilities for the closed club leases are included in current and noncurrent closed store obligations on our balance sheet.

2008 Closure of One BJ's Location

On October 7, 2008, we sold our owned club in Greenville, South Carolina, for $8.5 million and subsequently ceased operations on October 14, 2008. The operating results of the club are presented in discontinued operations in the statement of income for all periods presented. For 2008 and 2007, the club had total revenues of $17.7 million and $23.6 million, respectively. The club had a pretax operating loss of $0.4 million in 2008 and pretax operating income of $39,000 in 2007. We recorded a pretax loss of $0.4 million in 2008 to close the club which consisted mainly of a $0.3 million loss on inventory liquidation, $0.2 million for employee termination benefits, $0.2 million for membership refunds, $0.2 million in other exit costs, offset by a $0.5 million gain on the sale of fixed assets. As of January 30, 2010, we have recorded and paid all liabilities for this club and do not expect any future expense related to its closing.

3. Debt

As of January 30, 2010, long-term debt, less the portion due within one year, consisted entirely of real estate debt, bearing interest at 7%, maturing through November 1, 2011. Real estate debt was collateralized by land and buildings with a net book value of $9.9 million.

On October 30, 2009, we entered into a new $200 million unsecured credit agreement with a group of banks which expires October 30, 2012. The new agreement replaced our previous $225 million unsecured credit agreement, which was scheduled to expire on April 27, 2010. The agreement includes a $50 million sub-facility for letters of credit. We are required to pay an annual commitment fee which is currently 0.375% of the amount by which the total commitment exceeds the total outstanding balance. Interest on borrowings is payable at BJ's option either at (a) the LIBOR rate plus a margin which is currently 2.75% or (b) a floating rate equal to a margin which is currently 1.75%, plus the highest of (i) the sum of the Federal Funds Effective Rate plus 0.50%, (ii) the agent bank's prime rate or (iii) the one-month LIBOR rate plus 1.0%. The commitment fee, the LIBOR margin and the floating rate margin are subject to change based upon our adjusted leverage ratio as defined in the agreement.

The agreement contains financial covenants which require a minimum fixed charge coverage ratio and a maximum adjusted leverage ratio. We are required to comply with these covenants on a quarterly basis. Under the credit agreement, we may pay dividends or repurchase our own stock in any amount so long as we remain in compliance with all requirements under the agreement. We have no credit rating triggers that would accelerate the maturity date if borrowings were outstanding under our credit agreement. We were in compliance with the covenants and other requirements set forth in our credit agreement at January 30, 2010.

In addition to the credit agreement, we maintain a $15 million uncommitted credit line for short-term borrowings. We plan to renew this line before its April 30, 2010 expiration. We also maintain two separate facilities totaling $72 million for letters of credit, primarily to support the purchase of inventories, of which $16 million was outstanding at January 30, 2010.

There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 30, 2010 or January 31, 2009.

4. Leases

We are obligated under long-term leases for the rental of real estate. In addition, we are generally required to pay insurance, real estate taxes and other operating expenses and, in some cases, additional rentals based on a percentage of sales in excess of certain amounts, or other factors. Many of our leases require escalating payments during the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term. The initial primary term of our real estate leases (excluding ground leases) ranges from 4 to 25 years. Most of these leases have an initial term of 20 years. The initial primary term of our ground leases ranges from 15 to 44 years, and averages approximately 24 years. As of January 30, 2010, we have options to renew all but one of our leases for periods that range from 5 to 65 years, and average approximately 21 years. Future minimum lease payments as of January 30, 2010 were:

Fiscal Years Ending	Dollars in Thousands
January 29, 2011	$ 178,019
January 28, 2012	191,884
February 2, 2013	187,347
February 1, 2014	182,496
January 31, 2015	177,726
Later years	1,941,846
Total	$2,859,318

The payments above do not include future payments due under the leases for one remaining ProFoods club, which closed in 2006, and one BJ's club, which closed in November 2002. Rent liabilities for the closed locations are included in current and noncurrent closed store lease obligations in the balance sheets.

Rental expense under operating leases (including contingent rentals, which were not material) amounted to $161,874,000, $148,788,000, and $142,213,000 in 2009, 2008, and 2007, respectively.

5. Contingencies

We are involved in various legal proceedings that are typical of a retail business. Although it is not possible to predict the outcome of these proceedings or any related claims, we believe that such proceedings or claims will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Provision for Credit Card Claims

Early in 2004, we were notified by credit card issuers that credit and debit card accounts used legitimately at BJ's were subsequently used in fraudulent transactions at non-BJ's locations. On August 5, 2008, the U.S. Attorney's Office in Boston charged 11 individuals with allegedly breaching the credit card security systems of a number of retailers, including BJ's, in 2004, and these individuals have pleaded guilty to various charges.

In prior years, we recorded total pretax charges of $13.0 million to establish a reserve for claimants seeking reimbursement for fraudulent credit and debit card charges and the cost of replacing cards, monitoring expenses and related fees and expenses. As of January 30, 2010, all filed legal claims arising from the alleged data breaches were resolved. We recorded pretax income of $2.9 million to reverse the majority of our remaining reserve for these claims. As of January 30, 2010, the balance in the reserve was $0.4 million, which represents our best estimate of the remaining costs and expenses related to this matter.

Wage and Hour Settlement

In November 2008, BJ's was sued in the United States District Court for the District of Massachusetts ("the court") in a purported class action brought on behalf of "current and former department and other assistant managers," in which plaintiffs principally alleged that they had not been compensated for overtime work as required under federal and Massachusetts law. (Caissie v. BJ's Wholesale Club., Case No. 3:08cv30220.)

In the third quarter of 2009, we recorded a pretax charge in selling, general and administrative ("SG&A") expenses of $11.7 million in connection with a proposed settlement of this claim and related payments. Under the settlement, which still must be finally approved by the court, certain current and former mid-level managers will be eligible to receive payments to compensate them for particular hours worked in prior years. The settlement of the lawsuit is not an admission by us of any wrongdoing. We expect to pay the settlement in the next twelve months and have recorded the liability within accrued expenses and other current liabilities on our balance sheet.

The number of employees who will receive compensation and the amount of each settlement will not be known until the court proceeds with the final approval of the settlement terms and all employee claims are submitted. We will work with the court and a settlement administrator as the parties establish the process through which the settlement amount will be allocated and the amount each eligible employee will receive is determined. While the ultimate outcome of the claims paid could differ from what we have recorded, the difference is not expected to have a material impact on our consolidated financial position or liquidity.

Subsequent to January 30, 2010, we paid $9.2 million into a settlement fund and we are awaiting a final approval from the court before all claims and related payments are made.

As permitted by Delaware law, BJ's has entered into agreements whereby it indemnifies its directors and officers for certain events or occurrences while the director or officer is or was serving, at the Company's request, in such capacity. The maximum potential amount of future payments that BJ's could be required to make under these agreements is not limited. However, BJ's carries insurance for current and former directors and officers that covers its exposure up to certain limits. As a result of our insurance coverage, we believe that the estimated fair value of our indemnification agreements with directors and officers is minimal. No liabilities have been recorded for these agreements as of January 30, 2010 nor have any claims been made.

6. Capital Stock

The following table summarizes our common stock repurchases for each of the last three fiscal years:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
Shares of common stock repurchased	3,754,000	5,422,650	7,154,898
Average price per share repurchased	$ 31.38	$ 33.33	$ 31.98
Total cost (000's)	$ 117,804	$ 180,754	$ 228,781

These amounts differ from the stock repurchase amounts reported in the consolidated statements of cash flows by $9.7 million in 2009, $10.6 million in 2008 and $3.2 million in 2007, due to transactions that had not settled at the end of each fiscal year. As of January 30, 2010, our remaining repurchase authorization from the Board of Directors was $76.1 million.

In addition to the above repurchases, upon the vesting of certain restricted stock awards, 47,384 shares in 2009 and 2,707 shares in 2008 were reacquired to satisfy employees' tax withholding obligations. In 2009 these reacquired shares were recorded as an additional $1.7 million of treasury stock and accordingly, reduced the number of common shares outstanding by 47,384. In 2008, the reacquired shares were recorded as an additional $0.1 million of treasury stock and accordingly, reduced the number of common shares outstanding by 2,707.

In December 1997, one of BJ's subsidiaries issued 126 shares of non-voting preferred stock to individual stockholders, at $2,200 per share. These shares are entitled to receive ongoing annual dividends of $200 per share. The minority interest in this subsidiary is equal to the preferred shares' preference in an involuntary liquidation of $277,200 and is included in other noncurrent liabilities in our consolidated balance sheets at January 30, 2010 and January 31, 2009.

7. Stock Incentive Plans

On May 24, 2007, at the 2007 Annual Meeting of Stockholders of the Company, BJ's stockholders approved the adoption of our 2007 Stock Incentive Plan (the "2007 Plan"). As of May 24, 2007, the 2007 Plan replaced BJ's 1997 Stock Incentive Plan (the "1997 Plan") and no further grants would be made under the 1997 Plan. On May 21, 2009 at the Annual Meeting of Stockholders of the Company, the 2007 Plan was amended to allow for additional adjustments to performance goals when calculating award payments.

Awards may be made under the 2007 Plan for up to 4,000,000 shares of BJ's common stock (subject to adjustment for changes in capitalization, including stock splits and other similar events).

The 2007 Plan provides that all "full value" awards, which generally means awards other than stock options and stock appreciation rights will count against the 4,000,000 maximum shares issuable under the 2007 Plan at a ratio of two-to-one. Stock options and stock appreciation rights will count against shares issuable at a ratio of one-to-one.

If an award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such award will generally become available for future grant under the 2007 Plan.

Under the 2007 Plan, stock options must be granted at an exercise price equal to or greater than the closing price of BJ's common stock on the date of grant. Options may not be granted for a term in excess of ten years.

The 2007 Plan provides for the automatic grant of options to members of the Board of Directors who are not BJ's employees. On the commencement of service on the Board, each non-employee director will receive a non-qualified stock option to purchase 10,000 shares. In addition, on the date of each Annual Meeting of Shareholders, each non-employee director who is serving as a director immediately before and after such meeting will receive a non-qualified option grant to purchase 5,000 shares. Director options vest on a cumulative basis in three equal annual installments beginning on the first day of the month which includes the first anniversary of the grant. The Board may issue other stock-based awards in lieu of some or all of the options otherwise issuable.

The 2007 Plan generally requires that all stock options have a minimum one-year vesting period. In general, restricted stock awards that vest solely on the passage of time may not vest sooner than ratably over three years and such awards that do not vest solely on the passage of time may not vest prior to the first anniversary of the grant.

These minimum vesting requirements can be waived in extraordinary circumstances, including death, disability or retirement, estate planning needs, or the occurrence of a business combination, recapitalization or change of control. In addition, restricted stock and restricted stock unit awards and other stock-based awards for up to an aggregate of 100,000 shares of common stock may be granted without satisfying the minimum vesting requirements. The 100,000 number already reflects application of the two-to-one fungible share ratio described above.


Form 10-K

As of January 30, 2010 and January 31, 2009, respectively, 983,150 and 2,051,530 shares were reserved for all future stock awards under the 2007 Plan.

Total share-based compensation recognized in the financial statements was $22.0 million ($13.1 million post-tax) in the fiscal year ended January 30, 2010, $19.4 million ($11.5 million post-tax) in the fiscal year ended January 31, 2009 and $19.0 million ($11.3 million post-tax) in the fiscal year ended February 2, 2008.

As of January 30, 2010, there was $26.7 million of total share-based compensation cost not yet recognized related to nonvested awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

The fair value of BJ's stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions (no dividends were expected):

	Fiscal Year Ended		
	January 30 2010	**January 31 2009**	**February 2 2008**
Risk-free interest rate	2.41%	2.08%	4.55%
Expected volatility factor	41.0%	38.8%	36.5%
Expected option life (yrs.)	5.5	5.5	5.5
Weighted-average grant-date fair value	$15.06	$13.35	$13.48

Expected volatility for the years ended January 30, 2010, January 31, 2009, and February 2, 2008 was based on a combination of implied volatility from traded options on our stock and historical volatility of our stock. 75% of our overall volatility assumption was based on a review of BJ's daily stock price volatility over the last five years. 25% was based on the implied volatility of near at-the-money exchange-traded options. We use historical data to estimate option exercise and employee termination behavior within the valuation model. The expected option life represents an estimate of the period of time options are expected to remain outstanding based upon historical option exercise trends. The risk-free rate is for periods within the expected life of the option and is based on the U.S. Treasury yield curve in effect at the time of the grant.

Presented below is a summary of the status of stock option activity and weighted-average exercise prices for the last three fiscal years (number of options in thousands):

	Fiscal Year Ended					
	January 30 2010		January 31 2009		February 2 2008	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	2,300	$29.55	3,466	$27.55	5,394	$26.71
Granted	10	36.40	20	34.41	426	32.24
Exercised	(529)	25.02	(1,133)	23.39	(1,933)	25.55
Forfeited	(30)	34.60	(53)	32.33	(421)	30.60
Outstanding, end of year	1,751	30.88	2,300	29.55	3,466	27.55
Exercisable, end of year	1,490	30.68	1,709	28.98	2,346	26.19

Presented below is a summary of stock option exercises (dollars in millions):

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
Intrinsic value of stock options exercised	$ 5.8	$16.8	$19.4
Related income tax benefit	2.4	6.8	7.9
Cash received from option exercises	13.2	26.5	49.4

Presented below is information regarding stock options outstanding that are expected to vest and stock options outstanding that are exercisable at January 30, 2010. Options outstanding expected to vest represent 0.3 million nonvested options, less anticipated forfeitures (amounts of options and aggregate intrinsic value are in thousands):

	Options	Aggregate Intrinsic Value	Weighted-Average Remaining Contract Life	Weighted-Average Exercise Price
Nonvested options outstanding expected to vest	260	$ 511	7.1 years	$31.97
Options exercisable (vested)	1,490	6,070	4.1 years	30.68
Total	1,750	$6,581	4.5 years	30.87

Presented below is a summary of our nonvested restricted shares and weighted-average grant-date fair values for the periods ended January 30, 2010, January 31, 2009, and February 2, 2008 (restricted shares in thousands):

	Fiscal Year Ended					
	January 30 2010		January 31 2009		February 2 2008	
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Nonvested at beginning of period	1,404	$35.77	1,089	$33.81	384	$28.10
Granted	612	35.96	568	38.85	879	34.82
Vested	(149)	30.86	(133)	32.22	(118)	23.08
Forfeited	(84)	37.32	(120)	36.49	(56)	33.19
Nonvested at end of period	1,783	$36.17	1,404	$35.77	1,089	$33.81

The total fair value of restricted shares vested was $5.3 million in the year ended January 30, 2010, $4.4 million in the year ended January 31, 2009, and $2.7 million in the year ended February 2, 2008.

Restricted stock awards are issued at no cost to the recipients and have service restrictions that generally lapse over three to four years from the date of grant. Grant-date fair value of the award is charged to income ratably over the period during which the restrictions lapse. Approximately 90,500 shares of the restricted stock issued in 2009, 79,000 of the restricted shares issued in 2008 and 143,000 of the restricted shares issued in 2007 also have performance condition vesting features. When achievement of the performance condition is deemed probable, we recognize compensation cost on a straight-line basis over the awards' expected vesting periods. Performance shares are included in the computation of diluted earnings per share, if their effect is dilutive, in the period in which the performance conditions have been attained.

8. Earnings Per Share

The following details the calculation of earnings per share from continuing operations for the last three fiscal years:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands except Per Share Amounts)		
Income from continuing operations	$ 132,535	$ 135,820	$ 121,381
Less: Preferred stock dividends	25	25	25
Income available to common stockholders	$ 132,510	$ 135,795	$ 121,356
Weighted-average number of common shares outstanding, used for basic computation	53,543,461	58,058,061	63,669,088
Plus: Incremental shares from conversion of stock options and vesting of restricted stock	1,114,750	890,894	888,305
Weighted-average number of common and dilutive potential common shares outstanding	54,658,211	58,948,955	64,557,393
Basic earnings per share	$ 2.47	$ 2.34	$ 1.91
Diluted earnings per share	$ 2.42	$ 2.30	$ 1.88

The following stock options and restricted share amounts were not included in the computation of diluted earnings per share for the periods indicated because their effect would have been antidilutive:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
Stock options	597,599	846,975	1,509,026
Restricted stock	12,653	19,766	16,679

9. Income Taxes

The provision for income taxes includes the following:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Federal:			
Current	$70,005	$62,589	$67,835
Deferred	973	10,047	(2,404)
State:			
Current	21,745	13,926	8,391
Deferred	(2,464)	(1,540)	4,810
Total income tax provision	$90,259	$85,022	$78,632
Components of income tax provision:			
Continuing operations	$90,533	$85,871	$77,613
Discontinued operations	(274)	(849)	1,019
	$90,259	$85,022	$78,632

During the year ended January 30, 2010, we recorded an increase in our income tax provision totaling $0.2 million as a result of unfavorable state income tax audit settlements. Of this total, $0.1 million reflected an increase in income tax reserves and $0.1 million reflected an increase in interest reserves. During the year ended January 31, 2009, we recorded a reduction in our income tax provision totaling $3.3 million as a result of favorable state income tax audit settlements. Of this total, $2.1 million reflected a reduction in income tax reserves and $1.2 million reflected a reduction in interest reserves. During the year ended February 2, 2008, we recorded a reduction in our income tax provision totaling $3.6 million, also as a result of favorable state income tax audit settlements.

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Statutory federal income tax rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.6	3.7	4.0
Other	—	—	—
Effective income tax rates	40.6%	38.7%	39.0%

Significant components of the Company's deferred tax assets and liabilities as of January 30, 2010 and January 31, 2009 were as follows:

	January 30 2010	January 31 2009
	(Dollars in Thousands)	
Deferred tax assets:		
Closed store lease obligations	$ 4,013	$ 4,431
Self-insurance reserves	22,605	19,427
Rental step liabilities	13,033	10,469
Compensation and benefits	37,617	28,418
Other	21,981	28,334
Total deferred tax assets	99,249	91,079
Deferred tax liabilities:		
Accelerated depreciation—property	64,515	55,796
Property taxes	6,006	5,621
Other	4,923	7,693
Total deferred tax liabilities	75,444	69,110
Net deferred tax assets	$23,805	$21,969

We have not established a valuation allowance because our deferred tax assets can be utilized by offsetting deferred tax liabilities and future taxable income, which we believe will more likely than not be earned, based on our historical earnings record and projected future earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 30 2010	January 31 2009
	(Dollars in Thousands)	
Beginning balance	$ 6,271	$ 20,654
Additions for tax positions taken during prior years	1,447	1,067
Reductions for tax positions taken during prior years	(324)	(4,497)
Additions for tax positions taken during the current year	554	576
Settlements	(3,571)	(10,783)
Lapses in statutes of limitations	(810)	(746)
Ending balance	$ 3,567	$ 6,271

The total amount of unrecognized tax benefits, reflective of federal tax benefits that, if recognized, would decrease the effective tax rate at January 30, 2010 was $2.5 million and at January 31, 2009 was $4.3 million.

We classify interest expense and any penalties related to income tax uncertainties as a component of income tax expense, which is consistent with the recognition of these items in prior reporting periods. For the years ended January 30, 2010 and January 31, 2009, we recognized $0.4 million ($0.2 million, net of federal and state tax benefit) and $2.0 million ($1.1 million, net of federal and state tax benefit), respectively, in interest expense. As of January 31, 2009, we had $2.9 million of accrued interest ($1.7 million, net of federal and state tax benefit) related to income tax uncertainties. Accrued interest decreased by $1.9 million ($1.1 million, net of federal and state benefit) for the year ended January 30, 2010 to $1.0 million ($0.6 million, net of federal and state benefit). This decrease was primarily attributable to state income tax audit settlements.

10. Retirement Plans

Under BJ's 401(k) savings plans, participating employees may make pretax contributions up to 50% of covered compensation subject to federal limits. BJ's matches employee contributions at 100% of the first one percent of covered compensation and 50% of the next four percent. The Company's expense under these plans was $8,051,000, $6,941,000, and $5,813,000 in 2009, 2008, and 2007, respectively.

We have a non-contributory defined contribution retirement plan for certain key employees. Under this plan, BJ's funds annual retirement contributions for the designated participants on an after-tax basis. For the last three years, the Company's contributions equaled 5% of the participants' base salary. Participants become fully vested in their contribution accounts at the end of the fiscal year in which they complete four full fiscal years of service. Our pretax expense under this plan was $1,756,000, $1,633,000, and $1,416,000, in 2009, 2008 and 2007, respectively.

11. Postretirement Medical Benefits

We have a defined benefit postretirement medical plan which covers employees who retire after age 55 with at least 10 years of service, who are not eligible for Medicare, and who participated in a Company-sponsored medical plan. Spouses and eligible dependents are also covered under the plan. Amounts contributed by retired employees under this plan are based on years of service prior to retirement. The plan is not funded. The discount rates presented in the tables below were selected by referencing yields on high quality corporate bonds, using the Citigroup Pension Yield Curve.

We recognize the funded status of the postretirement medical plan on our balance sheet. The funded status represents the difference between the projected benefit liability obligation of the plan and the market value of the plan's assets. Previously unrecognized deferred amounts such as actuarial gains and losses and the impact of historical plan changes are included in accumulated other comprehensive income (loss). Changes in these amounts in future years are adjusted as they occur through accumulated other comprehensive income (loss).

Obligation and Funded Status

The change in obligation and funded status of the plan at January 30, 2010 and January 31, 2009 were as follows:

	Fiscal Year Ended	
	January 30 2010	January 31 2009
	(Dollars in Thousands)	
Change in Obligation		
Projected benefit obligation at beginning of year	$ 7,490	$ 6,916
Company service cost	688	702
Interest cost	483	405
Plan participants' contributions	91	73
Net actuarial loss (gain)	849	(431)
Benefit payments made directly by the Company	(145)	(103)
Other adjustments	(63)	(72)
Projected benefit obligation at end of year	$ 9,393	$ 7,490
Change in Plan Assets		
Fair value of plan assets at beginning of year	—	—
Company contributions	$ 54	$ 30
Plan participants' contributions	91	73
Benefit payments made directly by the Company	(145)	(103)
Fair value of plan assets at end of year	—	—
Funded status at end of year	$(9,393)	$(7,490)

The funded status of the plan as of January 30, 2010 and January 31, 2009 has been recognized as a net liability in other noncurrent liabilities on the balance sheet. We expect to contribute approximately $59,000 to the postretirement plan next year.

Components of Net Periodic Benefit Cost and Amounts Recognized in Other Comprehensive Income

Net periodic postretirement benefit cost for the last three fiscal years consisted of the following:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Company service cost	$ 688	$ 702	$ 610
Interest cost	483	405	328
	1,171	1,107	938
Amortization of unrecognized loss	—	23	19
Net periodic postretirement benefit cost	$1,171	$1,130	$ 957
Discount rate used to determine cost	6.54%	5.92%	5.72%
Health care cost trend rates	9.0%	9.0%	10.0%


Form 10-K

Amounts recognized in accumulated other comprehensive income ("AOCI"), gross of tax, consisted of the following:

	Fiscal Year Ended	
	January 30 2010	January 31 2009
	(Dollars in Thousands)	
AOCI at the beginning of year	$ 458	$ 913
Amortization of net actuarial losses	—	(23)
Net actuarial loss (gain) for the year	849	(432)
AOCI at the end of the year	$1,307	$ 458

We expect to amortize $41,000 from AOCI into net periodic postretirement benefit cost in 2010.

Assumptions

The following weighted-average assumptions were used to determine our postretirement benefit obligations at year end:

	January 30 2010	January 31 2009
	(Dollars in Thousands)	
Discount rate	5.22%	6.54%
Health care cost trend rate assumed for next year	8.50%	9.00%
Ultimate trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects as of January 30, 2010:

Effect of 1% Increase in Medical Trend Rates (in Thousands)	
Postretirement benefit obligation increases by	$848
Total of service and interest cost increases by	$118
Effect of 1% Decrease in Medical Trend Rates (in Thousands)	
Postretirement benefit obligation decreases by	$766
Total of service and interest cost decreases by	$105

Cash Flows

The estimated future benefit payments for our postretirement health care plan at January 30, 2010 were:

	(Dollars in Thousands)
Expected benefit payments for the year ending	
Fiscal year ending 2011	$ 59
Fiscal year ending 2012	64
Fiscal year ending 2013	69
Fiscal year ending 2014	74
Fiscal year ending 2015	78
Fiscal year ending 2016 through 2021	461

12. Interest

The following details the components of interest income (expense), net for the last three fiscal years:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Interest income	$ 52	$1,117	$4,377
Capitalized interest	180	250	75
Interest expense on debt	(951)	(603)	(710)
Interest income (expense), net	$(719)	$ 764	$3,742

13. VISA/MasterCard Settlement

In April 2003, a settlement was reached in the VISA/MasterCard antitrust class action litigation. The terms of the settlement require VISA and MasterCard to pay $3.05 billion into a settlement fund that will be distributed to class members. We are a member of the class and are entitled to a portion of the fund. In 2005, we received a settlement offer related to the distribution of the fund. Based upon information contained in the settlement offer, we recorded a $3.1 million pretax estimated recovery as a reduction to SG&A expenses in 2005. On a post-tax basis, this recovery was $1.9 million. In 2006, we received cash recoveries totaling $3.3 million. As a result we recorded a pretax gain of $0.2 million as a reduction of SG&A in 2006. There were no cash recoveries in 2007. In 2008 and 2009, we received additional pretax recoveries of $0.9 million and $3.0 million, respectively, which were also recorded as a reduction of SG&A. We do not expect to receive further material recoveries from this settlement.

14. Accounts Payable

Our banking arrangements provide for the daily replenishment of vendor payable bank accounts as checks are presented. The balances of checks outstanding in these bank accounts, which represent book overdrafts, totaled $97,737,000 at January 30, 2010, $86,599,000 at January 31, 2009, and $89,979,000 at February 2, 2008. These balances are included in accounts payable on the balance sheets and the changes in these balances are reflected in operating activities in the statements of cash flows.

15. Asset Retirement Obligations

The following is a summary of activity relating to our liability for asset retirement obligations, which we will incur primarily in connection with the future removal of gasoline tanks from our gasoline stations and are included in other noncurrent liabilities on our balance sheet:


Form 10-K

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Balance, beginning of year	$22,816	$19,154	$17,493
Accretion expense	624	1,404	1,187
Liabilities incurred during the year	195	2,452	474
Change in estimated useful life	(7,072)	—	—
Reversal of liability for closed club	—	(194)	—
Balance, end of year	$16,563	$22,816	$19,154

16. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	Fiscal Year Ended	
	January 30 2010	January 31 2009
	(Dollars in Thousands)	
Deferred membership fee income	$ 85,516	$ 81,813
Employee compensation	78,889	66,694
Fixed asset accruals, sales and use taxes, self-insurance reserves, rent, utilities, advertising and other	154,492	160,764
	$318,897	$309,271

The following table summarizes membership fee activity for each of the last three fiscal years:

	Fiscal Year Ended		
	January 30 2010	January 31 2009	February 2 2008
	(Dollars in Thousands)		
Deferred membership fee income, beginning of year	$ 81,813	$ 80,950	$ 80,356
Cash received from members	185,575	178,663	176,853
Revenue recognized in earnings	(181,872)	(177,800)	(176,259)
Deferred membership fee income, end of year	$ 85,516	$ 81,813	$ 80,950

17. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands except Per Share Amounts)			
Fiscal year ended January 30, 2010 (a):				
Net sales	$2,258,598	$2,507,010	$2,450,435	$2,738,341
Total revenues	2,313,971	2,566,134	2,509,058	2,797,818
Gross earnings (b)	247,954	278,746	263,990	315,446
Net income	24,336	35,065	17,670	55,065
Per common share, diluted	0.45	0.64	0.32	1.01
Fiscal year ended January 31, 2009 (c):				
Net sales	$2,253,128	$2,644,380	$2,402,644	$2,502,085
Total revenues	2,307,756	2,702,680	2,458,941	2,557,989
Gross earnings (b)	217,583	259,462	256,501	289,842
Net income	17,189	36,491	28,244	52,659
Per common share, diluted	0.29	0.61	0.48	0.91

a) In the third quarter of fiscal year ended January 30, 2010, net income included post-tax expense of $6.9 million, or $0.13 per diluted share, for the wage and hour litigation settlement (see Note 5). In the fourth quarter, net income included a post-tax gain of $1.8 million, or $0.03 per diluted share, from the VISA/Mastercard class action settlement (see Note 13) and a post-tax gain of $1.7 million, or $0.03 per diluted share, on the reversal of provision for credit card claims (see Note 5).

b) Gross earnings equals total revenues less cost of sales, including buying and occupancy costs.

c) In the second quarter of the fiscal year ended January 31, 2009, net income included a gain of $2.0 million, or $0.03 per diluted share, from favorable state income tax audit settlements. In the third quarter, net income included a charge of $0.5 million, or $0.01 per diluted share, related to a club closing and post-tax income of $0.4 million, or $0.01 per diluted share, from a favorable state income tax audit settlement. In the fourth quarter, net income included a gain of $1.3 million, or $0.02 per diluted share, from favorable state income tax audit settlements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BJ's Wholesale Club, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of BJ's Wholesale Club, Inc. and its subsidiaries at January 30, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in the period ended February 2, 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 25, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BJ's management assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on its assessment, management concluded that, as of January 30, 2010, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of January 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 25, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of January 30, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of January 30, 2010, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and the independent registered public accounting firm's audit report are included in Item 8 of this Form 10-K and are incorporated herein by reference.

No change in the Company's internal control over financial reporting occurred during the quarter ended January 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company will file with the SEC a definitive Proxy Statement no later than 120 days after the close of its fiscal year ended January 30, 2010 (the "Proxy Statement"). The information required by this Item and not given in Item 4A, Executive Officers of the Registrant, is incorporated by reference from the Proxy Statement under "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Policies on Business Ethics and Conduct," "Audit Committee" and "Director Candidates."

Website Availability of Corporate and Other Documents

The following documents are available on the Corporate Governance section of the Company's website, www.bjs.com: corporate governance principles; charters of the Audit, Corporate Governance and Executive Compensation Committees; and the Statement on Commercial Bribery, Conflict of Interest and Business Ethics. Stockholders can also request a copy of any of these documents by writing to the Corporate Secretary, BJ's Wholesale Club, Inc., One Mercer Road, Natick, MA 01760. The Company intends to post on its website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the Statement on Commercial Bribery, Conflict of Interest and Business Ethics.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference from the Proxy Statement under "Executive Compensation," "Compensation of Directors" and "Director Compensation Table."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference from the Proxy Statement under "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference from the Proxy Statement under "Policies and Procedures for Related Person Transactions," "Certain Transactions" and "Board Determination of Independence."

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference from the Proxy Statement under "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. Exhibits and Financial Statement Schedules

A. The Financial Statements filed as part of this report are listed and indexed on page 29. Schedules have been omitted because they are not applicable or the required information has been included elsewhere in this report.

B. Listed below are all Exhibits filed as part of this report.

Exhibit No.	Exhibit
3.1	Amended and Restated Certificate of Incorporation (1)
3.2	By-Laws, as amended (13)
4.1	Specimen Certificate of Common Stock, $.01 par value per share (3)
10.1	2008 Amended and Restated Management Incentive Plan, as amended* (6)
10.2	2008 Amended and Restated Growth Incentive Plan, as amended* (7)
10.3	BJ's Wholesale Club, Inc. Executive Retirement Plan* (5)
10.4	BJ's Wholesale Club, Inc. 1997 Stock Incentive Plan* (9)
10.4a	Form of Nonstatutory Stock Option Agreement granted under 1997 Stock Incentive Plan* (10)
10.4b	Form of Restricted Stock Agreement under 1997 Stock Incentive Plan* (10)
10.5	BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan, as amended* (12)
10.5a	Form of Nonstatutory Stock Option Agreement under BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan* (12)
10.5b	Form of Restricted Stock Agreement under BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan* (12)
10.6	BJ's Wholesale Club, Inc. General Deferred Compensation Plan* (2)
10.7	Employment Agreement, dated as of April 4, 2007 with Herbert J Zarkin* (11)
10.7a	Change of Control Severance Agreement dated as of April 4, 2007 between Herbert J Zarkin and the Company* (11)
10.7b	Nonstatutory Stock Option Agreement granted under 1997 Stock Incentive Plan to Herbert J Zarkin on August 9, 2004* (10)
10.8	Employment Agreement, dated as of August 1, 2008 with Frank D. Forward* (17)
10.8a	Change of Control Severance Agreement dated as of April 4, 2007 between Frank D. Forward and the Company* (11)
10.8b	Addendum to Employment Agreement dated as of December 14, 2009 between Frank D. Forward and the Company* (19)
10.9	Employment Agreement, dated as of April 3, 2007 with Thomas F. Gallagher* (15)
10.9a	Change of Control Severance Agreement dated as of April 3, 2007 between Thomas F. Gallagher and the Company* (15)
10.10	Amended and Restated Form of Change of Control Severance Agreement between the Company and certain officers of the Company* (4)

Exhibit No.	Exhibit
10.11	Form of Indemnification Agreement between the Company and officers of the Company* (2)
10.12	BJ's Wholesale Club, Inc. Change of Control Severance Benefit Plan for Key Employees* (5)
10.12a	Amendment dated as of February 4, 2004 to BJ's Wholesale Club, Inc. Change of Control Severance Benefit Plan for Key Employees* (8)
10.13	Credit Agreement, dated October 30, 2009, among the Company, Bank of America, N.A. as administrative agent and lender, and a group of other agents and lenders (14)
10.14	Indemnification Agreement dated as of April 18, 1997, between the Company and The TJX Companies, Inc. (3)
10.15	Summary of Company's Non-Employee Director Compensation* (18)
10.16	Employment Agreement, dated as of February 1, 2009 with Laura J. Sen* (18)
10.16a	Change of Control Severance Agreement dated as of February 1, 2009 with Laura J. Sen* (18)
10.17	Employment Agreement, dated as of June 3, 2007 with Lon F. Povich* (16)
10.17a	Change of Control Severance Agreement dated as of June 1, 2007 with Lon F. Povich* (16)
10.17b	Addendum to Employment Agreement dated as of December 14, 2009 between Lon F. Povich and the Company* (19)
10.18	Employment Agreement, dated as of January 15, 2008 with Christina M. Neppl-Totino*
10.18a	Change of Control Severance Agreement dated as of January 15, 2008 with Christina M. Neppl-Totino*
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Principal Executive Officer-Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Principal Financial Officer-Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Principal Executive Officer-Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Principal Financial Officer-Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or other compensatory plan or arrangement.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-8 (Commission File No. 333-31015)

(2) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 26, 1997 (Commission File No. 001-13143)

(3) Incorporated herein by reference to the Company's Registration Statement on Form S-1 (Commission File No. 333-25511)

(4) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1999 (Commission File No. 001-13143)

(5) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 (Commission File No. 001-13143)

(6) Incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement as filed on April 15, 2009 (Commission File No. 001-13143)

(7) Incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement as filed on April 15, 2009 (Commission File No. 001-13143)

(8) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 (Commission File No. 001-13143)

(9) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2004 (Commission File No. 001-13143)

(10) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004 (Commission File No. 001-13143)

(11) Incorporated herein by reference to the Company's Current Report on Form 8-K/A filed on April 20, 2007 (Commission File No. 001-13143)

(12) Incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement as filed on April 15, 2009 (Commission File No. 001-13143)

(13) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2009 (Commission File No. 001-13143)

(14) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on November 4, 2009 (Commission File No. 001-13143)

(15) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2007 (Commission File No. 001-13143)

(16) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008 (Commission File No. 001-13143)

(17) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2008 (Commission File No. 001-13143)

(18) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (Commission File No. 001-13143)

(19) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on December 15, 2009 (Commission File No. 001-13143)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BJ'S WHOLESALE CLUB, INC.

Dated: March 25, 2010

/s/ LAURA J. SEN

Laura J. Sen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ LAURA J. SEN

Laura J. Sen
President and Chief Executive Officer
(Principal Executive Officer)

/s/ FRANK D. FORWARD

Frank D. Forward, Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

/s/ HERBERT J ZARKIN

Herbert J Zarkin
Chairman of the Board and Director

/s/ S. JAMES COPPERSMITH

S. James Coppersmith, Director

/s/ PAUL DANOS

Paul Danos, Director

/s/ EDMOND J.ENGLISH

Edmond J. English, Director

/s/ HELEN FRAME PETERS

Helen Frame Peters, Director

/s/ THOMAS J. SHIELDS

Thomas J. Shields, Director

/s/ MICHAEL J. SHEEHAN

Michael J. Sheehan, Director

/s/ CHRISTINE COURNOYER

Christine Cournoyer, Director

/s/ LEONARD A. SCHLESINGER

Leonard A. Schlesinger, Director

Dated: March 25, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

BJ's Wholesale Club, Inc.

One Mercer Road
Natick, Massachusetts 01760

April 15, 2010

Dear Shareholder:

We invite you to attend our 2010 Annual Meeting of Shareholders on Tuesday, May 25, 2010, at 11:00 a.m., Eastern Time, at the Crowne Plaza Hotel, 1360 Worcester Street (Route 9), Natick, Massachusetts. At this meeting, you will be asked to elect three directors, to approve an amendment to the 2007 Stock Incentive Plan, to ratify the Audit Committee's selection of our independent registered public accounting firm and to consider and vote upon a shareholder proposal in the accompanying Proxy Statement.

Please take your opportunity to vote. Your vote is important.

Sincerely,





Laura J. Sen
President and Chief Executive Officer

Herbert J Zarkin
Chairman of the Board

BJ's Wholesale Club, Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 25, 2010

The 2010 Annual Meeting of Shareholders of BJ's Wholesale Club, Inc. will be held at the Crowne Plaza Hotel, 1360 Worcester Street (Route 9), Natick, Massachusetts, on Tuesday, May 25, 2010, at 11:00 a.m., Eastern Time. At the meeting, shareholders will consider and vote on the following matters:

1. Election of three directors to serve until the 2013 Annual Meeting of Shareholders;
2. Approval of an amendment to the Company's 2007 Stock Incentive Plan (the "2007 Stock Incentive Plan") to increase the number of shares authorized for issuance thereunder and to make the other changes described therein;
3. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending January 29, 2011; and
4. Consideration of a shareholder proposal, if presented at the Annual Meeting, as described on pages 56 to 57 of the Proxy Statement.

The shareholders will also act on any other business that may properly come before the meeting.

Shareholders of record at the close of business on April 9, 2010 may vote at the meeting.

By Order of the Board of Directors



Lon F. Povich
Secretary

Natick, Massachusetts
April 15, 2010

PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD, OR SUBMIT YOUR VOTE AND PROXY BY TELEPHONE OR BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU ARE PRESENT AT THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

BJ's WHOLESALE CLUB, INC.

ANNUAL MEETING OF SHAREHOLDERS

May 25, 2010

PROXY STATEMENT

We are sending you this proxy statement and the enclosed proxy card because the Board of Directors of BJ's Wholesale Club, Inc. ("we," "our," "BJ's" or the "Company") is soliciting your proxy to vote your shares at the annual meeting of shareholders to be held at the Crowne Plaza Hotel, 1360 Worcester Street (Route 9), Natick, Massachusetts, 11:00 a.m., Eastern Time, on May 25, 2010, and at any adjournment or adjournments of that meeting. You may obtain directions to the location of the annual meeting by contacting our Investor Relations Department, BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760, telephone (508) 651-6610.

Unless you give different instructions, shares represented by properly executed proxies will be voted FOR the election of the three director nominees set forth below, FOR the approval of an amendment to the 2007 Stock Incentive Plan, FOR the ratification of the selection of our independent registered public accounting firm and AGAINST the shareholder proposal described on pages 56 to 57 of this Proxy Statement, if presented at the Annual Meeting. You may revoke your proxy at any time before it is exercised by delivering a written revocation to the Secretary of BJ's at the address below, by delivering another proxy with a later date or by requesting at the meeting that your proxy be revoked.

Shareholders of record at the close of business on April 9, 2010, are entitled to vote at the meeting. Each share of BJ's common stock, par value $.01 ("common stock"), outstanding on the record date is entitled to one vote, other than shares owned directly or indirectly by BJ's. As of the close of business on April 9, 2010, there were outstanding and entitled to vote 53,691,377 shares of common stock.

This proxy statement, the enclosed proxy card, and the Annual Report of the Company for the fiscal year ended January 30, 2010 were first mailed to shareholders on or about April 15, 2010.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 25, 2010

This proxy statement and the Annual Report of the Company for the fiscal year ended January 30, 2010 are available at http://bnymellon.mobular.net/bnymellon/bj.

To request a printed copy of the proxy statement, annual report and form of proxy relating to our future shareholder meetings, visit *www.bjsinvestor.com*, telephone: 866-991-1237 or send an email to *investor@bjs.com.*

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010, as filed with the Securities and Exchange Commission (the "SEC"), except for exhibits, will be furnished without charge to any shareholder upon written or oral request to the Corporate Secretary at the Company's address, which is BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760. Exhibits will be provided upon written request and payment of an appropriate processing fee.

Fiscal year references apply to the Company's fiscal year that ends on the Saturday closest to January 31 of the following year. For example, the fiscal year ended January 30, 2010 is referred to as 2009 or fiscal 2009.

Vote Required

The representation in person or by proxy of at least a majority of the shares of common stock issued, outstanding and entitled to vote at the annual meeting is necessary to establish a quorum for the transaction of business. If a quorum is not present, the meeting will be adjourned until a quorum is obtained. For purposes of determining the presence or absence of a quorum, abstentions and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a proposal) will be counted as present.

If a quorum is present at the annual meeting, the vote required to adopt each of the four scheduled proposals will be as follows:

Election of Directors. Under the Company's by-laws, other than in a contested election meeting (as defined in the by-laws), a nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee. Abstentions and broker non-votes will not be counted as a vote for or against a nominee, and therefore, will have no effect on the outcome of the election. For additional information regarding an incumbent director failing to obtain the required vote for reelection in an uncontested election, see "Policy Regarding Holdover Directors" below.

Approval of an amendment to the 2007 Stock Incentive Plan. Under the Company's by-laws, the affirmative vote of the holders of a majority of the votes cast will be required for approval of this proposal. In addition, in order for this proposal to be approved, the New York Stock Exchange ("NYSE") listing standards require that (1) a majority of the common stock issued, outstanding and entitled to vote at the annual meeting must actually vote on the proposal (with abstentions counting as votes and broker non-votes not counting as votes) and (2) votes in favor must constitute at least a majority of the votes cast (with abstentions counting as votes cast and broker non-votes not counting as votes cast). Shares which abstain from voting on this proposal and broker non-votes will not be counted as votes in favor of the proposal and will also not be counted as votes cast under the Company's by-laws. However, because the NYSE rules treat abstentions as votes cast, for purposes of the required NYSE vote, abstentions will have the same effect as a vote against the proposal. Failure to give your broker instructions for how to vote on this proposal could, depending on the number of votes cast as defined by the NYSE, result in the proposal not being adopted.

Ratification of Registered Public Accounting Firm and Shareholder Proposal. Under the Company's by-laws, the affirmative vote of the holders of a majority of the votes cast will be required for approval of these proposals. Shares which abstain from voting on these proposals and broker non-votes will not be counted as votes in favor of such proposals and will also not be counted as votes cast. Accordingly, abstentions and broker non-votes will have no effect on the outcome of these proposals.

Under NYSE rules, brokers do not have discretionary authority to vote on election of directors, approval of the amendment to the 2007 Stock Incentive Plan and the stockholder proposal.

Electronic Voting

Any shareholder who owns shares of common stock of record may authorize the voting of its shares over the Internet at *www.eproxy.com/bj*, or by telephone by calling 1-866-580-9477, 24 hours a day, 7 days a week, and by following the instructions on the enclosed proxy card. Authorizations submitted over the Internet or by telephone must be received by 5:00 p.m., Eastern Time, on May 24, 2010.

If a shareholder owns shares held in "street name" by a bank or brokerage firm, the shareholder's bank or brokerage firm will provide a voting instruction form to the shareholder with this proxy statement that may be used to direct how the shares will be voted. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by the shareholder's bank or brokerage firm on the voting instruction form.

Participants in BJ's Wholesale Club, Inc. 401(k) Savings Plans

If you participate in either the BJ's Wholesale Club, Inc. 401(k) Savings Plan for Salaried Employees or the BJ's Wholesale Club, Inc. 401(k) Savings Plan for Hourly Employees and hold Company stock in your account, you may vote an amount of shares of common stock equivalent to the interest in the Company's common stock credited to your account as of the record date. Fidelity Management Trust Company ("Fidelity") will have a proxy card sent to you that you may use to direct Fidelity to vote your shares on your behalf. The proxy card should be signed and returned in the provided envelope to The Bank of New York, the Company's transfer agent and registrar, or you may authorize the voting of these shares over the Internet or by telephone by following the instructions on the provided proxy card. The Bank of New York will notify only Fidelity of the manner in which you have voted your shares. Fidelity will vote the shares in the manner directed on the proxy card (or as authorized over the Internet or by telephone). If The Bank of New York does not receive a signed proxy card or the authorization of the voting of your shares over the Internet or by telephone from you by 5:00 p.m., Eastern Time, on May 20, 2010, there can be no assurance that Fidelity will be able to follow your instructions. If you fail to timely submit your instructions to The Bank of New York, Fidelity will vote your shares of common stock held in the BJ's Common Stock Fund as of the record date in the same manner, proportionally, as it votes the other shares of common stock for which proper and timely voting instructions of other plan participants have been received by Fidelity.

PROPOSAL ONE

ELECTION OF DIRECTORS

BJ's Amended and Restated Certificate of Incorporation and by-laws provide for the classification of the Board of Directors into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. Currently, the number of directors is fixed at ten. Effective as of the date of this year's annual meeting, the number of directors will be fixed at nine. Your proxy will be voted to elect the three nominees named below, unless otherwise instructed, as directors for a term of three years expiring at the 2013 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. S. James Coppersmith, whose term expires at this year's annual meeting, is retiring from the Board of Directors in accordance with our retirement policy and will not stand for re-election.

The three nominees, each of whom currently serves as a director of the Company, have indicated their willingness to serve, if elected. If a nominee becomes unavailable, your proxy will be voted either for another nominee proposed by the Board of Directors or a lesser number of directors as proposed by the Board of Directors. As required by our corporate governance guidelines as described under "Policy Regarding Holdover Directors" on pages 12 to 13, each nominee for director has tendered an irrevocable resignation that will become effective if he fails to receive the required vote in an uncontested election at the annual meeting and the Board accepts the tendered resignation.

No director or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE THREE NOMINEES FOR ELECTION AS DIRECTORS

Set forth below is the principal occupation and other information about each of our directors, including the nominees for election at this year's annual meeting. The information presented includes each director's and nominee's principal occupation and business experience for the past five years and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Corporate Governance Committee and our Board to conclude that he or she should serve as a director. The Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Corporate Governance Committee believe that it is essential that Board members represent diverse viewpoints. In seeking a diverse group of business leaders to serve on the Board, the Board considered the following: knowledge and understanding of the retail industry, finance and accounting experience, leadership ability, commitment to the Company and previous Board service.

Nominees for Election—Terms Expiring in 2013

Leonard A. Schlesinger, 57, has been a director of BJ's since September 2009. Mr. Schlesinger is President of Babson College, a position he has held since 2008. Prior to assuming the presidency at Babson, from 1999 to 2007, Mr. Schlesinger was Vice Chairman and Chief Operating Officer of Limited Brands, Inc. where he was responsible for overseeing operations for Express, Limited Stores, Victoria's Secret, Bath and Body Works, C.O. Bigelow, Henri Bendel and the White Barn Candle Company. He held a number of other executive positions at the Limited, and prior to that was an executive at Au Bon Pain Co. Mr. Schlesinger's academic career includes 20 years at Harvard Business School in a variety of positions and as a faculty member and administrator at Brown University. Mr. Schlesinger is the author, coauthor or coeditor of nine books. Mr. Schlesinger served on the Board of Directors of Beth Israel Deaconess Medical Center (from October 2008 to September 2009),

Borders Group, Inc. (from 1995 to 2009), Pegasystems, Inc. (from 1997 to 1999), General Cinema Corporation (from 1997 to 1999) and Limited Brands from 1995 to 2007). Mr. Schlesinger is a member of BJ's Executive Compensation and Information Technology Committees. The Board concluded that Mr. Schlesinger is well suited to serve as a director of the Company because of his knowledge and experience in the retail industry, as well as the business leadership and industry skills he acquired during his 20 year career at leading universities.

Thomas J. Shields, 63, has been a director of BJ's since July 1997 and presiding director since 2005. He was a director of Waban Inc., BJ's former parent company, from June 1992 to July 1997. He has served as Managing Director of Shields & Company, Inc., a Boston-based investment banking firm, since 1991. Mr. Shields is also a director of Clean Harbors, Inc., a leading provider of environmental, energy and industrial services in North America and a New York Stock Exchange listed company. Mr. Shields is Chair of BJ's Audit Committee and a member of BJ's Executive, Finance and Corporate Governance Committees. The Board concluded that Mr. Shields is well suited to serve as a director of the Company because of his knowledge and experience in the finance and investment banking industries, as well as the knowledge and experience he has acquired during his 13 years as a director of the Company.

Herbert J Zarkin, 71, has been a director of BJ's since November 1996, Chairman of the Board of Directors of the Company since July 1997 and served as BJ's Chief Executive Officer from February 2007 to December 2008. From February 2007 to January 2008, Mr. Zarkin also served as President of BJ's, and from November 2006 to February 2007, Mr. Zarkin was Interim Chief Executive Officer. From July 1997 to June 2002, Mr. Zarkin was Chairman of House2Home, Inc., the surviving company of a merger in September 2001 with HomeBase, Inc., formerly known as Waban, Inc., and was President and Chief Executive Officer of House2Home from March 2000 to September 2001. House2Home filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on November 7, 2001. Mr. Zarkin was a director, President and Chief Executive Officer of Waban from May 1993 to July 1997. Mr. Zarkin is Chair of BJ's Executive Committee and a member of the Finance Committee. The retirement policy in our corporate governance guidelines provides that directors will not be nominated for election to the Board after their 70th birthday unless the full Board, upon the recommendation of the Corporate Governance Committee, decides otherwise under special circumstances. In Mr. Zarkin's case, the Board concluded, upon the recommendation of the Corporate Governance Committee, that Mr. Zarkin is well suited to continue to serve as a director of the Company because of the extensive understanding and knowledge of BJ's business he has acquired during his long association with the Company. Mr. Zarkin has demonstrated his leadership ability and his commitment to our Company since he was elected a director in 1996.

As of the Annual Meeting date, Mr. Zarkin will retire as an employee and executive officer of the Company and, if re-elected, will serve as the non-executive Chairman of the Board. In that role he will be paid an annual cash retainer of $250,000 per year and will be eligible for up to $150,000 in air transportation expenses for travel to and from Board meetings and related Company business and will receive the same equity awards as all other non-employee directors. He will not be eligible for committee membership or meeting fees. In addition, he will serve as a consultant to the CEO and senior management. In that role Mr. Zarkin will provide advice as to the on-going transition of the CEO; offer input to the CEO on setting the strategic direction of the business and establishing current and long-range objectives for the senior leadership team; and serve as a resource for the CEO on, among other topics: executive compensation, succession planning, real estate acquisition strategy, and communication with shareholders. His compensation for these services as a consultant will be $575,000 per year, for the three-year term of the agreement.

Incumbent Directors—Terms Expiring in 2012

Christine M. Cournoyer, 58, has been a director of BJ's since December 2008. Ms. Cournoyer has been President and Chief Operating Officer of Picis, Inc., a provider of information systems that enables delivery of results in the acute care areas of hospitals, since April 2006. From February 2005 to April 2006, Ms. Cournoyer was a Managing Director of Harte Hanks Inc., a marketing company. Prior to joining Harte Hanks, from 2004 to

2005, Ms. Cournoyer served as a consultant to the information technology industry and from April 2002 to July 2003, Ms. Cournoyer was President and Chief Operating Officer of Lightbridge, Inc. Ms. Cournoyer served on the Board of Directors of Stride Rite Corporation from 2001 to 2007 and on the Board of Directors of GTECH Corporation from 2003-2006. Ms. Cournoyer is a member of BJ's Executive Compensation and Information Technology Committees. The Board concluded that Ms. Cournoyer is well suited to serve as a director of the Company because of her knowledge and experience in the information technology industry, experience which is relevant to the Company's IT initiatives to upgrade the Company's computer systems, as well as her experience serving as a director on the Board of other publicly traded companies.

Edmond J. English, 56, has been a director of BJ's since September 2006. Mr. English has been Chief Executive Officer of Bob's Discount Furniture, a retail furniture chain focused on markets in New England, since December 2006. Prior to joining Bob's, Mr. English was Chief Executive Officer from 2000 and President from 1999 of The TJX Companies, Inc., an off-price apparel and home furnishings retailer, until September 2005. He had been employed by TJX in a variety of executive positions since 1983. Mr. English served on the Board of Directors of TJX from 1999 to 2005. Mr. English is a director of Citizens Financial Group. Mr. English is a member of BJ's Audit, Executive Compensation and Information Technology Committees. The Board concluded that Mr. English is well suited to serve as a director of the Company because of his twenty-five years of experience in the retail industry.

Helen Frame Peters, Ph.D., 62, has been a director of BJ's since May 2004. Dr. Peters currently is a professor of finance at Boston College. From August 2000 to May 2003, she served as Dean of the Carroll School of Management at Boston College. Prior to joining Boston College, from 1998 to 1999, Dr. Peters was Chief Investment Officer of the Global Bond Group of Scudder Kemper Investments in Boston, Massachusetts. Dr. Peters was a Trustee of StreetTracks Funds for State Street Global Advisors from 2000 to 2009. Dr. Peters is Chair of BJ's Finance Committee and a member of the Audit Committee. The Board concluded that Dr. Peters is well suited to serve as a director of the Company because of her finance experience, as well as the business leadership and industry skills she acquired during her career at a leading university and financial institution.

Incumbent Directors—Terms Expiring in 2011

Paul Danos, Ph.D., 67, has been a director of BJ's since May 2004. Dr. Danos is the Dean of the Tuck School of Business at Dartmouth College, a position he has held since 1995. A CPA since 1974, Dr. Danos specializes in financial accounting as part of his position as the Laurence F. Whittemore Professor of Business Administration at the Tuck School of Business. Dr. Danos is also a director of General Mills, Inc. and is on its Audit Committee. Dr. Danos is a member of BJ's Audit Committee and Chair of BJ's Corporate Governance Committee. The Board concluded that Dr. Danos is well suited to serve as a director of the Company because of his finance and accounting experience, as well as the business leadership skills he acquired during his career at a leading university and his service on the Board of General Mills.

Laura Sen, 53, has been a director of BJ's since January 2008 and served as BJ's President and Chief Operating Officer from January 2008 to February 2009, and President and Chief Executive Officer since February 2009. Ms. Sen served as BJ's Executive Vice President of Merchandising and Logistics from January 2007 to her promotion in January 2008, and held the same position from 1997 to March 2003. From March 2003 to December 2006, Ms. Sen was the Principal of Sen Retail Consulting, advising companies in the retail sector in the areas of merchandising and logistics. In total, Ms. Sen has 30 years experience in mass retailing. Ms. Sen is a member of BJ's Executive, Finance and Information Technology Committees. The Board concluded that Ms. Sen is well suited to serve as a director of the Company because of her knowledge of BJ's business, as well as the experience she has acquired during her 30 years in the mass retailing industry.

Michael J. Sheehan, 49, has been a director of BJ's since March 2008. Mr. Sheehan has been Chief Executive Officer of Hill, Holliday, Connors, Cosmopulos Inc., a marketing communications agency, since April 2003 and served as President of Hill Holliday from July 2000 to January 2007. He was employed by Hill

Holliday from 1994 through 1999 in various creative director positions. Mr. Sheehan is a member of BJ's Corporate Governance and Executive Compensation Committees. The Board concluded that Mr. Sheehan is well suited to serve as a director of the Company because of his demonstrated business leadership skills as President and CEO of Hill Holliday and because of his insight into consumer marketing. Understanding consumer behavior is a driving force behind the ongoing success of BJ's in member acquisition and retention.

Incumbent Director—Term Expiring in 2010

S. James Coppersmith, 77, has been a director of BJ's since July 1997. He was a director of Waban Inc., from December 1993 to July 1997. Mr. Coppersmith is the retired president of ABC affiliate WCVB-TV Channel 5 in Boston, and is a director and Vice Chairman of the Board of Directors of Rasky Baerlein Group, a public relations firm. Mr. Coppersmith will continue to serve as Chair of BJ's Executive Compensation Committee and a member of the Audit, Corporate Governance and Executive Committees until his retirement at the Annual Meeting.

CORPORATE GOVERNANCE

Our Board of Directors believes that good corporate governance practices are important to ensure that BJ's is managed for the long-term benefit of its shareholders. The Board of Directors recognizes that maintaining and ensuring good corporate governance is a continuous process and that the long-term interests of shareholders are advanced by responsibly considering the concerns of other stakeholders and interested parties, including employees/team members, members/customers, suppliers, the communities in which BJ's does business, and the public at large. This section describes key corporate governance principles and practices adopted by BJ's. Complete copies of the corporate governance principles, charters of the Audit, Corporate Governance and Executive Compensation Committees and the Statement on Commercial Bribery, Conflict of Interest and Business Ethics described below are available on the Investor Relations section of our website, *www.bjsinvestor.com.* The Company may also make disclosure of the following on our website, *www.bjsinvestor.com:*

- the identity of the presiding director at meetings of non-management or independent directors;
- the method for interested parties to communicate directly with the presiding director or with non-management or independent directors as a group;
- the identity of any member of the issuer's audit committee who also serves on the audit committees of more than three public companies and a determination by the Board that such simultaneous service will not impair the ability of such member to effectively serve on the issuer's audit committee; and
- contributions by an issuer to a tax exempt organization in which any non-management or independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million or 2% of such tax exempt organization's consolidated gross revenues.

Corporate Governance Principles

The Board has adopted corporate governance principles to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of BJ's and its shareholders. These principles, which, along with the charters and key practices of the Board's committees, provide a framework for the governance of BJ's, include that:

- the role of the Board is to oversee the management and governance of the Company;
- a majority of the members of the Board shall be independent directors;
- the non-management directors meet at least twice annually in executive session;

- directors have complete access to management and may, at any time, hire independent advisors;
- new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and
- at least annually, the Board and its committees conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under applicable NYSE rules, a director of BJ's will only qualify as "independent" if the Board of Directors affirmatively determines that he or she has no material relationship with BJ's (either directly or as a partner, shareholder or officer of an organization that has a relationship with BJ's). The Board of Directors has established guidelines to assist it in determining whether a director has a material relationship with BJ's. Under these guidelines, a director will be considered to have a material relationship with BJ's if he or she is not independent under Section 303A.02(b) of the NYSE Listed Company Manual or he or she:

- is an executive officer of another company which is indebted to BJ's, or to which BJ's is indebted, unless the total amount of either company's indebtedness to the other is less than 1% of the total consolidated assets of the company for which he or she serves as an executive officer; or
- serves as an officer, director or trustee of a tax exempt organization and BJ's discretionary charitable contributions to such organization are more than the greater of $1 million or 2% of that organization's consolidated gross revenues.

Ownership of a significant amount of BJ's stock, by itself, does not constitute a material relationship.

For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Board of Directors who are independent.

The Board of Directors has determined that none of Messrs. Coppersmith, English, Schlesinger, Sheehan, or Shields, Ms. Cournoyer or Drs. Danos or Peters has a material relationship with BJ's and that each of these directors is "independent" as determined under Section 303A.02 of the NYSE Listed Company Manual. No transactions, relationships or arrangements, other than those disclosed in the "Certain Transactions" section of this proxy statement (see page 17), were considered by the Board in making its determination of director independence.

The Board of Directors has determined that all of the members of each of the Board's Audit, Corporate Governance and Executive Compensation Committees are independent as defined under the rules of the NYSE, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board Leadership Structure and Board's Role in Risk Oversight

The positions of Chairman of the Board and Chief Executive Officer have historically been separated at BJ's, except for a brief period of time when Mr. Zarkin held the positions of Chairman of the Board and Chief Executive Officer (from February 2007 to December 2008) and Interim Chief Executive Officer (from November 2006 to February 2007). Ms. Sen has held the position of Chief Executive Officer since February 2009. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to her position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the Board's oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our Chairman and Chief

Executive Officer positions be separate, the Board believes that having separate positions is the appropriate leadership structure for the company at this time. Our corporate governance principles require that the independent directors elect from among the independent directors a person to serve as presiding director if the Chairman of the Board is not an independent director. As Mr. Zarkin is not an independent director, Mr. Shields has been appointed the presiding director. The presiding director chairs meetings of the independent directors and undertakes such other responsibilities as the independent directors designate from time to time.

Our Board oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-to-day basis. The role of our Board and its committees is to oversee the risk management activities of management. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with New York Stock Exchange requirements, discusses policies with respect to risk assessment and risk management. Risk assessment reports are regularly provided by management to the Audit Committee. The Executive Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance. The Information Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with overall information technology security, risk, internal controls, business continuity and disaster recovery.

The Board of Directors and its Committees

The Board of Directors has established six standing committees of the Board—Audit, Corporate Governance, Executive, Executive Compensation, Finance and Information Technology—each of which operates under a charter that has been approved by the Board.

Audit Committee. The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the qualifications and independence of the Company's independent registered public accounting firm;
- overseeing the work of the Company's independent registered public accounting firm, including through the receipt and consideration of reports from the independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm the Company's annual and quarterly financial statements and related disclosures;
- monitoring the Company's internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- overseeing the Company's internal audit function;
- discussing the Company's fraud, risk assessment and risk management policies;
- establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with the Company's internal auditing staff, independent registered public accounting firm and management;
- reviewing and approving or ratifying any related person transactions; and
- preparing the Audit Committee report required by SEC rules (which is included on page 57 of this proxy statement).

The current members of the Audit Committee are Thomas J. Shields (Chair), S. James Coppersmith, Paul Danos, Edmond J. English and Helen Frame Peters. The Audit Committee held 10 meetings during 2009.

The Board of Directors has determined that each of S. James Coppersmith, Paul Danos, Edmond J. English, Helen Frame Peters and Thomas J. Shields is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. For information regarding relevant experience, see the biographical information above.

Corporate Governance Committee. The Corporate Governance Committee's responsibilities include:

- identifying individuals qualified to become Board members;
- recommending to the Board the persons to be nominated for election as directors;
- reviewing the new director orientation program;
- reviewing and recommending changes to director compensation;
- monitoring the Company's social responsibility programs and corporate citizenship;
- developing and recommending to the Board corporate governance principles and monitoring compliance with such principles; and
- overseeing an annual evaluation of the Board, including a review of committee structure and committee charters.

The current members of the Corporate Governance Committee are Paul Danos (Chair), S. James Coppersmith, Thomas J. Shields and Michael J. Sheehan. The Corporate Governance Committee held four meetings during 2009.

The processes and procedures followed by the Corporate Governance Committee in identifying and evaluating director candidates are described below (see pages 11 to 12) under the heading "Director Candidates."

Executive Compensation Committee. The Executive Compensation Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to the CEO's compensation;
- overseeing an evaluation of the Company's CEO;
- determining the CEO's compensation;
- establishing and overseeing the process for the evaluation of the Company's other executive officers and certain other executives;
- reviewing and approving the compensation of the Company's other executive officers and certain other executives;
- reviewing and making recommendations to the Board with respect to compensation and benefits policies and changes in those policies;
- reviewing and making recommendations to the Board with respect to management succession planning;
- overseeing and administering the Company's cash and equity incentive plans;
- reviewing and discussing annually with management our "Compensation Discussion and Analysis," which is included beginning on page 20 of this proxy statement; and
- preparing the executive compensation committee report required by SEC rules, which is included on page 35 of this proxy statement.

The processes and procedures followed by our Executive Compensation Committee in considering and determining executive compensation, including the use of consultants and other outside advisors, are described in "Compensation Discussion and Analysis" beginning on page 20 below.

The current members of the Executive Compensation Committee are S. James Coppersmith (Chair), Christine M. Cournoyer, Edmond J. English, Leonard A. Schlesinger and Michael J. Sheehan. The Executive Compensation Committee held seven meetings in 2009 and took action by written consent once.

Other Committees

The Board of Directors also has an Executive Committee which has authority to act for the Board on most matters during intervals between meetings of the Board. The current members of the Executive Committee are Herbert J Zarkin (Chair), S. James Coppersmith, Laura J. Sen and Thomas J. Shields. The Executive Committee did not meet during 2009.

The Board of Directors has a Finance Committee which reviews with management and advises the Board with respect to the Company's finances, including exploring methods of meeting the Company's financing requirements and planning the Company's capital structure. The current members of the Finance Committee are Helen Frame Peters (Chair), Laura J. Sen, Thomas J. Shields and Herbert J Zarkin. The Finance Committee held three meetings during 2009.

The Board of Directors has an Information Technology Committee which reviews with management and advises the Board with respect to the Company's comprehensive information technology ("IT") strategic plan, related projects and technology architecture decisions; reviews the Company's IT investments and assesses whether the Company's IT programs effectively support the Company's business objectives and strategies. The current members of the Information Technology Committee are Christine M. Cournoyer (Chair), Edmund J. English, Leonard A. Schlesinger and Laura J. Sen. The Information Technology Committee held one meeting during 2009.

Board and Shareholder Meetings and Attendance

The Board of Directors held six meetings during 2009, and took action by written consent once. Each director attended at least 75% of the aggregate of the number of Board meetings and the number of meetings held by all committees on which he or she then served.

Our Corporate Governance Principles provide that directors are expected to attend the annual meeting of shareholders. All directors at the time attended the 2009 Annual Meeting of Shareholders.

Director Candidates

The process followed by the Corporate Governance Committee to identify and evaluate director candidates includes making requests to Board members and others for recommendations, retaining executive search firms to identify qualified candidates, meeting as needed to evaluate biographical information and background material relating to potential candidates and interviewing selected candidates.

In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended director nominees, the Corporate Governance Committee applies the criteria set forth in BJ's corporate governance principles. Under these criteria, a candidate should have substantial, relevant experience; a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively; and high personal and professional ethics, integrity and values. The Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Mr. Schlesinger, who was elected to the Board effective September 21, 2009, was recommended to the Corporate Governance Committee for nomination to the Board by Ms. Sen.

Shareholders may recommend individuals to the Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials, and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the Company's common stock for at least a year as of the date such recommendation is made, to the Corporate Governance Committee, c/o General Counsel, BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board determines to nominate a shareholder-recommended candidate and recommends his or her election, then his or her name will be included in the proxy for the next annual meeting of shareholders.

Shareholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Corporate Governance Committee or the Board, by following the procedures set forth under "Shareholder Proposals" on page 59. Candidates nominated by shareholders in accordance with the procedures set forth in the Company's by-laws will not be included in the proxy solicited by the Board for the next annual meeting of shareholders.

Policy Regarding Holdover Directors

As a condition to being nominated by the Board for re-election as a director, the Company's Corporate Governance Principles require each incumbent nominee to deliver to the Company an irrevocable resignation that will become effective if: (1) in the case of an uncontested election (as defined in the Principles), such nominee does not receive a greater number of votes "for" his or her election than votes "against" (with abstentions, broker non-votes and withheld votes not counted as a vote "for" or "against" such nominee's election) and (2) the Board, in accordance with the procedures summarized below, determines to accept such resignation.

In the case of an uncontested election, if a nominee who is an incumbent director does not receive the required vote, the Corporate Governance Committee, or in specified situations another committee consisting of independent directors, will evaluate the best interests of BJ's and its shareholders and recommend to the Board the action to be taken with respect to such resignation. In reaching its recommendation, the committee will consider all factors it deems relevant, which may include:

- any stated reasons why shareholders voted against such director;
- any alternatives for curing the underlying cause of the votes against such director;
- the total number of shares voting and the number of broker non-votes;
- the director's tenure;
- the director's qualifications;
- the director's past and expected future contributions to BJ's; and
- the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable SEC or NYSE requirements.

The Board will act on the committee's recommendation, and in doing so, will consider all of the factors considered by the committee and such additional factors as it deems relevant. The committee and Board actions will be completed within 90 days following certification of the shareholder vote.

An incumbent director who fails to receive the required vote in an uncontested election and who has tendered his or her resignation pursuant to this provision shall remain active and engaged in Board activities while the committee and the Board decide whether to accept or reject his or her resignation. However, it is expected that such incumbent director will not participate in any proceedings by the committee or the Board regarding whether to accept or reject his or her resignation.

Following the Board's determination, the Company will promptly publicly disclose the Board's decision of whether or not to accept the resignation and an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the resignation.

If the Board accepts a nominee's resignation, then the Board may fill the resulting vacancy or decrease the size of the Board.

Communicating with the Independent Directors

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties and will respond if and as appropriate. All communications from shareholders and other interested parties will be reviewed by the Company's General Counsel and if they are relevant to the Company's operations, policies and philosophies, they will be forwarded to the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee, with the assistance of our General Counsel, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the other directors as he considers appropriate. Mr. Shields serves as the presiding director at all executive sessions of our non-management directors.

Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chair of the Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters which are the subject of repetitive communications.

Shareholders who wish to send communications on any topic to the Board should address such communications to the Board of Directors, c/o General Counsel, BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760.

Compensation of Directors

Directors who are employees of BJ's receive no additional compensation for their services as directors. Non-employee directors are paid an annual retainer of $40,000 and fees of $2,500 for each Board meeting attended, $1,000 for each Committee meeting attended and $1,000 for telephone meetings. In addition, the Chair of the Audit Committee, the Chair of the Executive Compensation Committee and the Chair of the Information Technology Committee each are paid $10,000 per annum for their services. The Chair of the Corporate Governance Committee, the Chair of the Finance Committee and the presiding director are each paid $5,000 per annum for their services. Other members of the Audit Committee, the Corporate Governance Committee, the Executive Compensation Committee, the Finance Committee and Information Technology are paid $2,500 per annum for their services on each committee. All directors are reimbursed for their expenses related to attendance at meetings. BJ's management and the Corporate Governance Committee periodically review the compensation of directors and recommend changes to the full Board of Directors.

BJ's 2007 Stock Incentive Plan provides for the automatic grant of options to members of the Board of Directors who are not BJ's employees. On the commencement of service on the Board, each non-employee director receives a non-statutory stock option to purchase 10,000 shares, subject to adjustment for changes in capitalization. In addition, on the date of each annual meeting of shareholders, each non-employee director who is both serving as a director immediately before and immediately after such meeting receives a non-statutory stock option to purchase 5,000 shares of common stock, subject to adjustment for changes in capitalization. The options granted to directors have an exercise price equal to the closing price of our common stock on the date of grant. However, a non-employee director will not receive an annual option grant unless he or she has served on the Board for at least six months. Options automatically granted to non-employee directors vest on a cumulative basis as to one-third of the shares on the first day of the month of each of the first three anniversaries of the date of grant provided the person is still serving on the Board and expire on the earlier of 10 years from the date of the grant or one year following cessation of service on the Board. However, no additional vesting will take place after the non-employee director ceases to serve as a director. The Board may provide for accelerated vesting in the case of death, disability, attainment of mandatory retirement age or retirement following at least 10 years of service on the Board. The Board can increase or decrease the number of shares subject to options granted to non-employee directors and can issue stock appreciation rights, restricted stock, restricted stock units or other stock-based awards in lieu of some or all of the options otherwise issuable, in each case subject to the overall limit on the number of shares issuable to non-employee directors that is contained in the 2007 Stock Incentive Plan.

In lieu of an annual stock option grant for 2007, 2008 and 2009, on May 24, 2007, the date of the 2007 Annual Meeting of Shareholders, each then serving non-employee director received a grant of 6,600 shares of restricted stock. The grant date value of each share was $37.16, which was equal to the closing price of our common stock on the date of the grant. One third of such shares will vest on each of the first three anniversaries of the date of grant (or, if earlier in any year, on the date of the Company's annual meeting of shareholders for such year) provided the person is still serving on the Board. Directors who joined the Board after May 24, 2007 have received pro-rated grants. Specifically, Mr. Sheehan received a grant of 4,400 shares on May 22, 2008. The grant date value of each share was $38.79, the closing price of our stock on that date. One half of such shares will vest on the first two anniversaries of the date of grant (or, if earlier in any year, on the date of the Company's annual meeting of shareholders for such year) provided that Mr. Sheehan is still serving on the Board. Ms. Cournoyer received a grant of 3,117 shares on May 21, 2009. The grant date value of each share was $ 36.50, the closing price of our stock on that date. All of such shares will vest on May 24, 2010, subject to continued service as a director of the Company through the date of vesting. Mr. Schlesinger received a grant of 1,467 shares on September 17, 2009. The grant date value of each share was $ 36.40, the closing price of our stock on that date. All of such shares will vest on May 24, 2010. The restricted stock will become fully vested upon a change of control (as defined in the 2007 Stock Incentive Plan).

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by BJ's to non-employee directors in fiscal 2009. Mr. Zarkin serves as a director and executive officer of BJ's but does not receive any additional compensation for services provided as a director. Mr. Zarkin is not a named executive officer. See page 5 for a discussion of Mr. Zarkin's compensation in his role as non-executive chairman and consultant effective May 25, 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)(3)
S. James Coppersmith	88,500	0	0	88,500
Christine M. Cournoyer	74,716	113,771	0	188,487
Paul Danos	74,000	0	0	74,000
Edmond J. English	78,934	0	0	78,934
Helen Frame Peters	64,364	0	0	64,364
Leonard A. Schlesinger	22,243	53,399	150,600	226,242
Michael J. Sheehan	71,728	0	0	71,728
Thomas J. Shields	91,000	0	0	91,000

(1) The value reflected in this column is the aggregate grant date fair value of restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718 (formerly FAS 123R). These amounts do not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the director will perform requisite service to vest in the restricted stock awards. As of January 30, 2010, Mr. Coppersmith, Mr. English, Dr. Peters, Mr. Sheehan and Mr. Shields each had 2,200 restricted shares outstanding, and Dr. Danos had 6,600 shares outstanding. Ms. Cournoyer had 3,117 restricted shares outstanding. Mr. Schlesinger had 1,467 restricted shares outstanding.

(2) On the commencement of his service on the Board, Mr. Schlesinger received a grant of 10,000 non-statutory stock options in 2009. No other stock options were granted to non-employee directors during fiscal 2009. The value reflected in this column is the aggregate grant date fair value of option awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718 (formerly FAS 123R). These amounts do not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the director will perform requisite service to vest in the stock options. The assumptions used in valuing the stock options we granted during 2006-2009 are described under the caption "Stock Incentive Plans" in Note 7 to our consolidated financial statements that are contained in our Annual Report on Form 10-K for the fiscal year ended January 30, 2010. As of January 30, 2010, each non-employee director had the following aggregate number of stock options outstanding: S. James Coppersmith, 15,000; Christine M. Cournoyer, 10,000; Paul Danos, 20,000; Edmond J. English, 10,000; Helen Frame Peters, 20,000; Leonard A. Schlesinger, 10,000; Michael J. Sheehan, 10,000; and Thomas J. Shields, 30,000.

(3) Dr. Danos and Mr. Sheehan deferred the receipt of all of the fees they earned as directors in fiscal 2009 under our General Deferred Compensation Plan. Dr. Danos has also deferred his restricted stock award. See page 39 for a description of this plan. Mr. Shields has deferred 2,200 of his restricted shares.


Proxy Statement

Policies on Business Ethics and Conduct

All of BJ's employees, including its Chief Executive Officer and Chief Financial Officer, as well as the directors, are required to abide by the Company's Statement on Commercial Bribery, Conflict of Interest and Business Ethics ("Code of Conduct"), which is intended to help ensure that BJ's business is conducted in a consistently legal and ethical manner. The Company's policies and procedures cover areas of professional conduct, including relations with vendors, conflicts of interest, financial integrity and the protection of corporate assets, as well as adherence to all laws and regulations applicable to the conduct of the Company's business.

Employees and directors are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. In addition, as contemplated by the Sarbanes-Oxley Act of 2002, the

Company's Audit Committee has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The full text of the Company's Code of Conduct is posted on the Investor Relations section of our website, at *www.bjsinvestor.com.* The Company will post on its website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the Code of Conduct.

Policies and Procedures for Related Person Transactions

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which the Company is a participant and one of our executive officers, directors, director nominees or 5% shareholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel. The policy provides that irrespective of the amount involved, any relationship between the Company and any of its suppliers in which a related person has a direct or indirect material interest shall be reviewed by the Audit Committee at its inception (or such later time as the Company first becomes aware of the related person's interest) and, thereafter, annually. Transactions above a certain amount must be approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the Chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between Audit Committee meetings, subject to ratification by the Audit Committee at its next meeting.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction, without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the terms of the transaction are no less favorable than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to BJ's of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in BJ's best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy: interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction, and (d) the amount involved in the transaction equals less than 2% of the Company's annual consolidated gross revenues.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Executive Compensation Committee in the manner specified in its charter.

Certain Transactions

During fiscal 2009, Gerald and Norman Zarkin, brothers of Herbert J Zarkin, BJ's Chairman of the Board had an interest in the following business transactions involving BJ's.

BJ's purchases merchandise from Tee's Plus Corporation ("Tee's Plus"), a division of Edh, Inc., where Gerald Zarkin is an employee and manages BJ's business with Tee's Plus. Such purchases totaled approximately $283,000 during fiscal 2009. In addition, BJ's has an arrangement with Tee's Plus for the sale of embroidered apparel, and BJ's receives a percentage of the sales made by Tee's Plus to BJ's members. The total amount of sales by Tee's Plus to BJ's members was approximately $104,000 in fiscal 2009, of which BJ's received approximately $10,500 pursuant to this arrangement. Gerald Zarkin earned approximately $75,000 in fiscal 2009 in salary and commissions from Tee's Plus with respect to these purchases by BJ's, including salary of $60,000 in fiscal 2009 as Vice President Sales of Tee's Plus. In addition, BJ's has a consignment arrangement with Universal Supply MC, LLC ("Universal"), which operates as a division of Edh, Inc., for the sale of specialty caps, college sweatshirts, towels and blankets and also purchases certain merchandise from Universal. BJ's provides space in its clubs for the display of Universal's inventory and BJ's receives a percentage of the sales made by Universal to BJ's members. During fiscal 2009 the total amount of such purchases was approximately $880,000 and the total amount of consignment sales was approximately $3.2 million, of which BJ's received approximately $742,000 from Universal. Gerald Zarkin received approximately $98,500 in fiscal 2009 in commissions related to the Universal transactions.

Norman Zarkin is the sole shareholder of The Zarkin Group, Inc. In fiscal 2009, The Zarkin Group, Inc. received approximately $99,100 in commissions for service as a broker in connection with sales made to BJ's by Alimed, Arlee Home Fashions, Audio Technology, Cutie Pie Baby, Inc., Design & Factory, Flaghouse, Handi Foil, Inc., Harve Benard, Ltd and EB Brands, each of which is a vendor of BJ's. In the aggregate, BJ's purchased approximately $4,636,764 of merchandise from these vendors.

During fiscal 2009, BJ's had an agreement with Fidelity Management Trust Company ("FMTC") to provide 401(k) plan administration. FMTC also serves as trustee with respect to the assets of the Company's 401(k) plans. BJ's paid fees for these services totaling approximately $307,180 in fiscal 2009. Additionally, fees are paid by plan participants in the form of investment management services fees generated on various transactions including loan setup and related fees. FMTC is a subsidiary of FMR LLC, which holds more than 5% of our stock.

BJ's believes that each of the transactions described above was carried out on terms that were no less favorable to the Company than those that would have been obtained from unaffiliated third parties. Each of the above transactions was reviewed, and as necessary approved, under our related person transaction policy.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of our common stock as of April 9, 2010 (unless otherwise indicated) by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table on page 36, and (iv) all of the Company's current directors and executive officers as a group. Unless otherwise indicated, the address of each person listed in the table is c/o BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	7,587,610(2)	13.9
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	4,286,929(3)	7.9
Shapiro Capital Management LLC 3060 Peachtree Road Suite 1555 N.W. Atlanta, Georgia 30305	3,173,315(4)	5.8
LSV Asset Management 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	2,840,030(5)	5.2
S. James Coppersmith	8,200	*
Christine M. Cournoyer	6,451	*
Paul Danos	26,600	*
Edmond J. English	16,600	*
Helen Frame Peters	26,600	*
Leonard A. Schlesinger	1,467	*
Michael J. Sheehan	11,067	*
Thomas J. Shields	37,500	*
Herbert J Zarkin	500,000	*
Laura J. Sen	240,121	*
Frank D. Forward	365,700	*
Thomas F. Gallagher	114,254	*
Christina M. Neppl	107,504	*
Lon F. Povich	85,004	*
All directors and executive officers as a group (14 persons)	1,547,068	2.8

* Less than 1%.

(1) Includes, for the persons indicated, the following shares of common stock that may be acquired upon exercise of outstanding stock options which were exercisable on April 9, 2010, or within 60 days thereafter: Mr. Coppersmith, 5,000 shares; Ms. Cournoyer, 3,334; Dr. Danos, 20,000 shares; Mr. English, 10,000 shares; Dr. Peters, 20,000 shares; Mr. Sheehan, 6,667 shares; Mr. Shields, 30,000 shares; Mr. Zarkin, 250,000 shares; Ms. Sen, 75,000 shares; Mr. Forward, 270,000 shares; Mr. Gallagher, 59,250 shares; Ms. Neppl, 55,500 shares; Mr. Povich, 37,500 shares; all current directors and executive officers as a group, 842,251 shares.

(2) Information is as of February 12, 2010 and is based on a Schedule 13G (Amendment No. 3) filed with the SEC on February 16, 2010 by FMR LLC ("FMR"), a holding company. FMR reported that (a) it (directly or indirectly) has sole dispositive power over all these shares; (b) it has sole voting power over 929,700 of

these shares and no shared voting power; (c) 6,459,730 of these shares are held by Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR and an investment company registered under the Investment Company Act of 1940, and Edward C. Johnson 3d and FMR through its control of Fidelity each has sole power to dispose of all of such 6,459,730 shares, (d) certain of these shares are held by investment companies and institutional accounts managed by subsidiaries of FMR; and (e) the family of Edward C. Johnson 3d, may be deemed to form a controlling group with respect to FMR.

(3) Information is as of January 20, 2010 and is based on a Schedule 13G filed with the SEC on January 29, 2010, by BlackRock, Inc. ("BlackRock"). BlackRock reported that it has sole voting and sole dispositive power over all of these reported shares. These shares are held by various investment advisor subsidiaries of BlackRock.

(4) Information is as of December 31, 2009 and is based on a Schedule 13G filed with the SEC on February 10, 2010 by Shapiro Capital Management LLC ("Shapiro"). Shapiro reported that it has sole voting power over 2,605,145 of these shares, shared voting power over 568,170 of these shares and sole dispositive power over 3,173,315 of these shares.

(5) Information is as of February 10, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2010. LSV has reported that it has sole voting and sole dispositive power over all such shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we provide an overview and analysis of BJ's executive compensation program. Our discussion is divided into four sections: an Executive Summary, a description of BJ's Compensation Program, an analysis of the Compensation Actions Related to 2009, and Closing Comments.

I. Executive Summary

BJ's priority for 2009 was to continue our growth after disappointing financial performance in 2006 and prior years. In particular, we sought to continue to increase our membership and sales in a macro-economic environment that while generally difficult, was well suited for our value proposition. A key strategic imperative for our Board of Directors and the Executive Compensation Committee (the "ECC") was incenting and retaining the management team hired during the last several years and experienced in the wholesale club business model. Employing our longstanding mix of compensation elements, our compensation program for 2009 was designed to continue this strategic imperative.

In 2009 we continued with the same mix of compensation elements as in the prior year. BJ's executive compensation program is based on a pay for performance philosophy. As such, our primary objectives are to align compensation with the annual and long-term performance of BJ's and with the creation of shareholder value, while providing compensation packages targeting the 50th to 75th percentile of a peer group. In 2009 we created target compensation packages at or below the lower end of this range, and our leadership team delivered a strong performance in a very challenging retail and macroeconomic environment, earning bonuses above target. (In addition, and explained in more detail at page 33, we paid four of our five Named Executive Officers, or "NEOs," one-time bonuses to recognize changes to the calculations under our long-term and short-term bonus plans approved by the shareholders in 2009, but not retroactively applicable to the plans payable in this year.)

Management (through the CEO) provides the ECC annually with recommendations as to the appropriate compensation for our executive officers. Those recommendations are the result of a process involving the CEO, BJ's Chief People Officer (the "CPO"), and management's compensation consultant, Watson Wyatt, and are designed to create market-based packages. The ECC reviews the recommendations put forth by the CEO and CPO with the assistance of its independent compensation consultant, at the time, Towers Perrin. The CPO and the Chairman, without input from the CEO, makes recommendations as to the CEO's compensation.

On January 1, 2010, after they had completed the work referenced in this report, Towers Perrin and Watson Wyatt combined their businesses. Towers Perrin did not perform any work for the Company on behalf of management prior to the combination on January 1, 2010, and the ECC terminated its relationship with Towers Perrin prior to January 1, 2010. The ECC selected Mercer Consulting to be its independent compensation consultant in late 2009.

As in the past, our 2009 compensation program consisted of the following three guaranteed elements and two incentive elements from which the ECC has structured the NEOs' compensation:

Guaranteed Elements

1. Base Salary;
2. Retirement Benefits (a 401(k) plan and an Executive Retirement Plan); and
3. Additional Benefits and Perquisites (auto allowance, tax preparation, financial consulting, estate planning, deferred compensation, insurance, and payments and benefits in the case of an occurrence of a change of control).

Incentive Elements

1. Annual Cash Incentives (paid under our Management Incentive Plan, which we refer to as the "MIP," and which establishes a cash payout on the basis of the achievement of annual performance goals); and
2. Long-term Incentives (paid under (i) our Growth Incentive Plan, which we refer to as the "GIP," and which establishes a cash payout on the basis of the achievement of three-year cumulative financial performance goals; and (ii) our Stock Incentive Plan, which provides for grants of equity awards, including options and restricted shares). As explained below, we may vary the mix of these long-term incentives from year to year, selecting the vehicles and amounts which we believe will fairly compensate and appropriately motivate and measure the success of our NEOs.

Cash payments under the MIP and the GIP are tied directly to the performance of BJ's. While the size of the potential awards under those programs differs among the NEOs, reflecting both the scope of responsibility of the position and market-based compensation, there are no individual performance criteria under these plans. This structure emphasizes a team approach for our senior executives, and eliminates any individual incentive for one NEO to strive to meet an individual incentive target that is not in the overall best interest of BJ's. With respect to equity awards, while the number of options or restricted shares granted may differ among the NEOs based on their position and market norms, the ultimate value of those awards is tied directly to the performance of BJ's stock. We believe that this mix of elements, closely tied to the annual and long-term performance of BJ's, provides management with incentives similar to those of the shareholders and as such is another manner in which we can limit to an appropriate level the risk which the executives will take as they manage the company.

The ECC believes that by using the available compensation elements and the process and benchmarks outlined above and explained in more detail below, the Board has put in place an appropriately compensated executive team, well-positioned to continue to manage BJ's into the future.

II. BJ's Compensation Program

This section reviews:

A. The Parties involved in the design of our Compensation Program;

B. The Elements of that Program;

C. The Relationship among the Program Elements;

D. The Competitive Frames of Reference ("benchmarks") that we have reviewed in designing our Compensation Program; and

E. The Tax and Accounting Considerations affecting our Compensation Program.

A. The Parties

During fiscal 2009, three sets of participants, the ECC, BJ's management, and the outside consultants, contributed to the design of our executive compensation program. The role of each of these parties is discussed in this section:

1. BJ's Executive Compensation Committee

The ECC meets regularly to address compensation matters throughout the year. BJ's CEO and CPO regularly attend ECC meetings to present compensation proposals and to provide input to the ECC. The ECC meets in executive session, without management present, when reaching final decisions on the individual elements of executive compensation. A more detailed description of the responsibilities of the ECC is set forth under the caption "The Board of Directors and its Committees—Executive Compensation Committee" on pages 10 to 11.

2. BJ's Management

On an annual or semi-annual basis, BJ's CPO commissions a competitive analysis by management's compensation consultant, at the time, Watson Wyatt, as described in more detail on pages 27 to 28. The CPO makes recommendations to BJ's CEO based on the report findings and other factors such as performance, tenure, and fairness among the NEOs. The CEO in turn makes recommendations to the ECC on specific salary levels for the NEOs (other than for the CEO).

From time to time, the CEO recommends to the ECC modifications to BJ's short-term and long-term incentive compensation programs, including recommendations relating to equity-based compensation programs for the NEOs to achieve better alignment with BJ's business goals or with BJ's peer group.

3. Outside Compensation Consultants—Watson Wyatt and Towers Perrin

Watson Wyatt serves as the consultant to management. In this capacity, they:

- Provide management with comparable market data to assess the competitiveness of BJ's compensation program;
- Apprise management of regulatory changes that may have an impact on design and/or administration of plans; and
- Review management's recommendations regarding program design in the context of market practice and regulatory compliance.

The ECC retained the services of Towers Perrin as the compensation consultant to the ECC. In this capacity, they:

- Assist in the compilation and interpretation of marketplace CEO and director compensation information;
- Provide input to the ECC on peer group selection for compensation benchmarking purposes;
- Counsel the ECC on competitive market practices with respect to senior management plan design and market trends; and
- Perform analyses and provide compensation consulting advice on an as needed basis, at the request of the ECC, including for example in 2009, review of Chief Executive Officer equity awards, Chairman of the Board compensation practices and CD&A disclosure review.

B. Compensation Elements

Our NEOs are eligible to receive: a base salary; annual cash incentives under the MIP; long-term cash incentives under the GIP; long-term equity incentives, including both options and restricted shares, under our 2007 Stock Incentive Plan; retirement benefits; additional benefits and perquisites; and payments and benefits in the case of an occurrence of a change of control.

We discuss each of these components in this section, and then outline how the ECC views the interrelationship among the elements. For a discussion and analysis of how these elements of compensation were awarded to our NEOs with respect to 2009, see the section below entitled "Compensation Actions Relating to Fiscal 2009" beginning on page 29.

1. Base Salary

Each NEO receives a base salary to attract and retain management talent to BJ's with the experience and skills necessary to succeed in our business model. The ECC makes the final decision as to an individual's initial salary within the competitive range based upon a variety of factors, most notably the executive's skills and experience level.

Thereafter, changes to base salary levels are driven primarily by individual performance and/or changes to the scope of the position, while remaining consistent with market peers:

- *Named Executive Officers (Other than the CEO)*: The CEO discusses the performance of each NEO with the ECC and, after consultation with the CPO, makes annual salary increase recommendations. These recommendations are at the CEO's discretion and are based on her overall subjective evaluation of the individual's performance, as well as the NEOs base pay and total compensation relative to competitive market information as provided by Watson Wyatt. The ECC considers the input from the CEO, may review relevant data from Towers Perrin on an as needed basis, and has final approval for all NEO salary increases.
- *Chief Executive Officer:* In conjunction with the Chairman and the CPO, and with input from Towers Perrin as needed, the ECC sets the annual compensation for the CEO.

2. Annual Incentive—the Management Incentive Plan

Under the MIP, NEOs and other members of management are eligible to receive annual cash awards based upon the achievement of annual financial performance goals.

At the beginning of each year, the ECC establishes the MIP performance goals and corresponding target awards. In recent years, including 2009, the ECC has established the target for NEOs based on year-over-year increases in sales and net income (adjusted for greater than historic levels of investment in the business). We believe these metrics most closely tie the compensation of our NEOs to the performance of our business on an annual basis.

There is additional flexibility to set targets under the MIP plan document. The goals may be based on one or more objective criteria: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, net assets, return on assets or net assets, return on equity, return on investment, return on invested capital, cash flow, total shareholder return, gross margin, earnings before interest, taxes, depreciation and/or amortization and market share. Targets may include or exclude income or loss from, or other effects of, sales of gasoline. Such goals, criteria and target awards may (i) be absolute or relative in their terms or measured against or in relationship to other companies or a market index, (ii) vary among participants and (iii) be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works. The MIP allows the ECC to determine in its sole discretion any adjustments deemed appropriate to increase or decrease the value of a payout in response to unusual and nonrecurring events. However, the ECC cannot make any adjustments for the sole purpose of increasing the incentive award payout to the CEO and other NEOs at the end of an award period, other than in the case of certain identified events. As discussed below, at page 33, the shareholders amended this list of identified events in 2009. No executive officer may receive a MIP award payout in a calendar year in excess of $1,500,000.

There is no individual performance component of the MIP. In establishing the performance targets the ECC holds discussions with the CEO to gain her perspective on achievable goals, and reviews the previous year's performance and the reasonableness of the performance standard set for the coming year or cycle.

We seek to set the level of target award in the context of the market for our executives' services and to be competitive (generally targeted at the 50th to 75th percentile) with BJ's peer group. In the recent past, the annual target award for the CEO is 75% of base salary, with a maximum payment of 100% of salary. Other NEOs' annual targets awards are 30% of base salary, with a maximum of 60% of base salary. The targets for the CEO exceeds that of the other NEOs to recognize both her leadership role at BJ's and market norms.

MIP awards at target reward the executive team for BJ's annual achievement of key strategic objectives. The ECC reviews the payout calculations after the year's financial results have been audited. Incentive award payments above target reward the executive team for delivering results above plan. MIP payments are scaled from target down to zero when financial results are below plan.

The history of payments under the MIP for the last five years is set out in the table below.

YEAR	MIP PAYMENT AS PERCENT OF TARGET
2005	63.5%
2006	5.3%
2007	140.6%
2008	150.1%
2009	132.7%/110.7%*

(*) The 132.7% is Mr. Forward's MIP Payment as a percent of target and the 110.7% is the MIP Payment as a percent of target for our other NEOs. For a further explanation of the difference in these percentages see pages 30 to 33.

Long-term Incentives—General Comments

BJ's long-term incentive program includes both equity and cash components. Long-term incentives are designed to enhance the ability of BJ's: (i) to hire and retain individuals of exceptional managerial talent necessary to manage optimally BJ's warehouse club retail format, (ii) to align rewards with shareholder gains, and (iii) to be competitive with the market benchmarks that we target. The awards to the NEOs are generally based on the level of responsibility, the contribution towards BJ's performance, and a survey of competitive compensation data provided by management's consultant, Watson Wyatt.

While our 2007 Stock Incentive Plan authorizes the grant of a range of equity awards, the ECC has made only grants of options and/or restricted shares in recent years and granted only restricted shares in 2009. In determining the size of an equity grant, normally made in May of each year, except in the case of a mid-year promotion, the ECC considers the performance of BJ's during the previous year (which by May is supported by audited financials), the plan for the current year and the competitive equity awards being granted in the marketplace. The grant price is normally the closing price on the date of grant. The ECC generally has not made equity grants during black-out periods under BJ's insider trading policy.

3. Stock Options

Stock options are primarily awarded to align executive interests with those of BJ's shareholders. The vesting of awards over time provides significant retention value, particularly when the value of the stock has increased relative to the price of the option when initially granted. Options are granted with a strike price equal to the closing price of BJ's shares as of the grant date, generally vest pro-rata over a three or four-year period and have a ten-year term. This design is common among our peer companies, as well as the broader market.

4. Restricted Stock

The ECC believes restricted stock provides a direct link to shareholder value creation, financial and operational performance, provides an appropriate balance of risk and reward, and is consistent with market best practices. Under our 2007 Stock Incentive Plan, restricted shares that vest solely based on the passage of time must vest over a period of 36 months, unless they are part of a designated and limited pool of shares. Restricted stock may contain a performance hurdle to become vested.

5. BJ's Growth Incentive Plan

The GIP is intended to provide executives of BJ's with cash awards based upon BJ's growth and performance and to encourage retention of executives. However, as set out in more detail below, we did not make a GIP grant award in 2009 and do not anticipate making such awards in 2010.

As with the MIP, GIP awards may be based on one or more objective measures of performance. The applicable measure is selected by the ECC at the beginning of each three-year award period. The GIP allows the ECC to determine, in its sole discretion, any adjustments deemed appropriate to increase or decrease the value of a payout in response to specified events. However, the ECC cannot make any adjustments for the sole purpose of increasing the incentive award payout to the CEO and other NEOs at the end of an award period, other than in the case of certain identified events. As discussed below, at page 33, the shareholders amended this list of identified events in 2009. No individual award payment under the GIP can exceed $2,500,000 in any calendar year.

All NEOs are eligible to participate in the GIP, and in years when awards were made, we have awarded a specific number of performance units based on the historical awards provided to our NEOs.

In each of 2006 and prior years, the ECC established new three-year GIP grants. The awards had performance targets that generally required compound annual growth in net income of 8-10%. Each award was expressed in "units," with the target value of one unit ranging from .020% to .025% of the cumulative incremental income improvement for the performance period over the base year, with the base year defined as the year immediately preceding the three-year performance period. For the 2007-2009 cycle of the GIP, the ECC authorized the use of a slightly different formula, to set a high, but achievable, bar. Specifically, the target was set as a sum of net income in 2007, 2008 and 2009, where the net income for 2007 was that year's plan income and the net income for 2008 and 2009 were 8% compound increases year over year. If the target was met, the target incentive was to be paid. Payments scaled up for performance above target, and down for performance below target, reaching zero at 93.75% of target. Payments based on awards granted in 2007 under the GIP 2007-2009 cycle were paid in cash in March 2010. The target payment for each GIP point in the 2007-2009 cycle was $20,000. The calculated value of each GIP point under the 2007-2009 cycle was $33,832 for Mr. Forward, and as discussed in more detail below at pages 31 to 32, was $31,789 for our other NEOs.

The ECC did not grant GIP awards for the 2008-2010 or the 2009-2011 cycle, and we do not anticipate granting GIP awards for a 2010-2012 cycle.

6. Retirement Benefits available to NEOs and other BJ's employees

A. *401(k) Plan*: BJ's offers a 401(k) plan to all of its eligible employees through which they can defer a portion of their cash compensation. The CEO and all other NEOs who are participants in the 401(k) plan are considered highly compensated employees and are limited to deferring up to 7% of their cash compensation on a pre-tax basis, up to the annual maximum allowed under law. BJ's matches the first 5% of the participant's contributions as follows: 100% on the first 1% of contributions and 50% on the next 4% of contributions. BJ's contributions vest in equal annual installments over the first four years of employment. The plan provides the participants with diversified investments into which they may direct their contributions.

B. *Executive Retirement Plan ("ERP")*: The ERP is designed to enhance our ability to hire and retain the required executive talent by providing a program through which BJ's contributes amounts toward retirement over and above the matching contributions of the 401(k) plan. The ECC authorizes an annual contribution on an "after-tax" basis on behalf of all executives at the level of Assistant Vice President and above, and has sole discretion to determine the amount of the contribution provided that the contribution is at least 3% of the participant's eligible salary earned in the prior fiscal year. The contribution is deposited into an investment account that is part of a Group Variable Universal Life Insurance certificate. Since the ERP's inception, the ECC has voted a contribution amount equal to 5% of the base salary earned through fiscal year end. Contributions are accumulated and held in an account and vest in full at the end of the fourth full fiscal year of employment. After the vesting criterion is met, the executive can invest the account balance among a diversified investment portfolio. Withdrawal from the executive's account during the course of an executive's employment would cause future contributions to be forfeited.

7. Additional Benefits and Perquisites

BJ's provides the NEOs with a mix of benefits and perquisites as follows:

A. *Perquisites*. BJ's provides its NEOs with: auto allowance, annual tax preparation and financial counseling and periodic estate planning. As set out on the table on page 37, the value of these perquisites is relatively modest.

B. *Deferred Compensation*. BJ's allows NEOs to defer the receipt of compensation to a later date on a tax-deferred basis. This plan is described on page 39.

C. *Group Insurance Plans*. BJ's provides all eligible employees with a comprehensive mix of insurance benefits which include medical, dental, basic life (to a maximum of $100,000), supplemental life (to a maximum of $500,000), disability, for NEOs business travel accident, and accidental death and dismemberment. NEOs also receive executive life (2x the executive's base salary, up to $2.5 million).

8. Change of Control and Other Termination Benefits

The ECC recognizes that the possibility of a change of control or potential change of control of BJ's may result in the departure or distraction of management to the detriment of BJ's and its shareholders and wishes to assure the executive a fair compensation arrangement when the executive's employment is continued or involuntarily terminated following a change of control or potential change of control.

It is BJ's intention to provide severance and change of control benefits that are consistent with market practice. Management, with the assistance of Watson Wyatt, reviews severance and change of control program provisions against market trends from time to time to ensure continued alignment with peer companies, and makes recommendations to the ECC as necessary to maintain BJ's competitive position.

In January 2006, management's compensation consultant, Watson Wyatt, conducted a competitive review and assessment of BJ's Change of Control Severance Benefit Plan for Key Employees and Change of Control Severance Agreement based on then-current market practices. No additional review has been conducted since 2006. The 2006 review benchmarked our severance and change of control benefits against those of the following discount retail and large grocery companies that are similar in scope and size to BJ's: AutoZone, Circuit City, Costco Wholesale, Dillards, Dollar General, Family Dollar Stores, Kohl's, PetSmart, Publix Super Markets, Safeway, Staples, and Target.

As a result of that review, Watson Wyatt found the key program elements of our plan, including eligibility for participation, severance benefit levels and benefit continuation timeframes, to be within competitive market practice of the companies listed above. In addition, BJ's provision to cap certain change of control benefits to eliminate the potential for triggering excise tax is consistent with a trend away from 280G tax gross-ups.

The specific Employment and Severance Agreements and Change of Control Severance Benefits for our NEOs are discussed on pages 41 to 45.

C. Relationship among the Compensation Program Elements

There are three key objectives for our executive compensation program, and each component of the compensation program addresses one or more of those objectives and attributes, as follows:

Objective	Base Salary	Annual Incentive (MIP)	Long-term Incentives (GIP and Equity)	Retirement, Perquisites, and Termination/ Change of Control Benefits
Hire and retain key talent	√	√	√	√
Integrate compensation with the achievement of BJ's annual and long-term goals		√	√	
Link management's interests with shareholders over the long-term			√	

While there is no set allocation between or among the various elements, the elements of the compensation plan are interwoven, and these inter-relationships are taken into account in establishing the target compensation for our NEOs:

- Base salary is the primary vehicle for providing NEOs a source of fixed income. As discussed above, the ECC evaluates market data along with the CEO's input on individual performance to provide market competitive base salary levels (along with benefits and perquisites), which are critical in attracting, retaining and motivating talented executives.
- MIP awards are set as a percentage of base pay, and as such, salary decisions impact annual incentive opportunities. Taking these annual payments together, BJ's seeks to provide meaningful levels of annual incentive opportunities that would be sufficient to drive performance. Total cash compensation levels (base + target MIP) are evaluated against market benchmarks to ensure the compensation is at an appropriate level to retain a talented executive team and at our target compensation of the 50th to 75th percentile of our peer companies.
- While BJ's financial performance in any given year is used to calculate the MIP for that year, each year's performance is also used to calculate multiple awards under the GIP program. As a result, there is a relationship between MIP and GIP payment levels, versus their targets, over time. In addition, given the three-year structure of the GIP program, one weak year makes it difficult to achieve the targets set for the cycle. Similarly, one strong year increases the likelihood of an eventual payout.
- Long-term incentives are not directly tied to the other elements of the compensation program, but are an important component when evaluating our compensation packages against competitive benchmarks and our desired competitive range, and most directly link NEO compensation and long-term gains for our shareholders.

D. Competitive Frames of Reference

We consider a variety of internal and external criteria and data in arriving at pay decisions. Competitive frames of reference are utilized as a tool to make the following decisions:

- Competitive pay opportunities for the services of our NEOs;
- Alignment of incentive targets with performance;
- Appropriateness of our long-term incentives, both from a structure and competitiveness standpoint; and
- Appropriateness of mix of pay in terms of fixed versus variable and short-term versus long-term incentives.

Watson Wyatt

In 2009, management engaged Watson Wyatt to provide competitive market data from the group of peer organizations set out in the following table that was used in evaluating and setting NEO compensation. Watson Wyatt's market assessment for the NEOs included base salary, total cash compensation (base + annual incentives) and total direct compensation (total cash compensation + long-term incentives). The group of peer organizations was initially established in 2006 and reevaluated for continued alignment with BJ's in 2009 based on industry and financial criteria. In addition, during 2009, Watson Wyatt provided peer data related to long-term incentive practices at the peer organizations.

The peer group summary financial statistics are set out in the following table:

	Financial Statistics (for 2008)		
Peer Company	**Revenue ($M)**	**Net Income ($M)**	**Market Cap. ($M)**
Advance Auto Parts Inc.	$ 5,142	$ 238	$ 3,105
Autozone Inc.	$ 6,545	$ 642	$ 7,640
Barnes & Noble Inc.	$ 5,351	$ 136	$ 896
Big Lots Inc.	$ 4,631	$ 158	$ 1,094
Circuit City Stores Inc.*	—	—	—
Dillards Inc.	$ 7,114	$ 54	$ 320
Dollar General Corp.*	—	—	—
Family Dollar Stores Inc.	$ 7,054	$ 233	$ 3,885
Kohl's Corporation	$16,641	$ 1,084	$11,186
Longs Drug Stores Corp.*	—	—	—
OfficeMax Inc.	$ 8,267	-$1,658	$ 418
RadioShack Corp.	$ 4,330	$ 237	$ 1,433
Staples Inc.	$22,235	$ 996	$11,410
Supervalu Inc.	$44,131	$ 593	$ 3,718
Whole Foods Market Inc.	$ 7,963	$ 115	$ 1,439
75th Percentile	$10,360	$ 605	$ 4,824
50th Percentile	$ 7,084	$ 235	$ 2,272
25th Percentile	$ 5,299	$ 130	$ 1,044
BJ's Wholesale Club	*$ 9,949*	*$ 123*	*$ 1,685*
Percent Rank	75%	22%	47%

* Circuit City declared bankruptcy in November 2008, Dollar General was taken private by Kohlberg Kravis Roberts in July 2007 and Longs Drug Stores was acquired by CVS Caremark in October 2008.

Towers Perrin

In 2009, Towers Perrin performed analyses and provided compensation consulting advice on an as needed basis, at the request of the ECC, including for example in 2009, review of Chief Executive Officer compensation, Chairman of the Board compensation practices and CD&A disclosure review for the 2008 Proxy.

E. Tax and Accounting Considerations

Internal Revenue Code Section 162(m) ("Section 162(m)"). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), places a limit of $1,000,000 on the amount of compensation that BJ's may deduct in any one year with respect to certain of the NEOs. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The ECC reviews the potential effect of Section 162(m) periodically and, in general, structures and administers the compensation for our NEOs in a manner intended to comply with the performance-based compensation exception to Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under BJ's incentive plans will be treated as qualified performance-based compensation under Section 162(m). The ECC reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the ECC believes such payments are appropriate and in the best interests of BJ's and its shareholders, after taking into consideration changing business conditions, extraordinary events and the performance of its executives. For example, time-based restricted stock awards granted under the 2007 Stock Incentive Plan do not qualify as performance-based compensation.

FASC ASC Topic 718 (formerly FAS 123R). On January 29, 2006, we began accounting for share-based payments, including stock options and restricted shares, pursuant to FASC ASC Topic 718 (formerly FAS 123R).

Internal Revenue Code Section 409A ("Section 409A"). All awards issued under the 2007 Stock Incentive Plan are intended to comply with Section 409A of the Code.

III. Compensation Actions Relating to Fiscal 2009

In 2009, the following served as BJ's NEOs:

- Laura J. Sen, a 16 year veteran of BJ's, with more than 30 years experience in mass retailing, reassumed the position of Executive Vice President, Merchandising and Logistics on January 4, 2007 after a four-year absence from BJ's. She had previously served in that same role from 1997 to 2003 and prior to that time served in a number of roles in our merchandising and logistics operations. On January 15, 2008, the Board elected Ms. Sen President and Chief Operating Officer of BJ's, and effective February 1, 2009, she was promoted to President and CEO.
- Frank D. Forward was a member of the team that formed BJ's Wholesale Club as a development stage business in 1984, and has been with BJ's continuously since that time. He served as Executive Vice President and Chief Financial Officer of BJ's from 1997 until May 2005, when he was named Chief Administrative Officer. As of December 2005, Mr. Forward was appointed BJ's Interim Chief Financial Officer. Effective January 8, 2007, Mr. Forward reassumed the CFO position.
- Thomas F. Gallagher has more than 30 years of experience in retail operations. He began his career with BJ's in 1991 as a regional manager, advancing through positions of increasing responsibility in operations, both at BJ's and HomeBase, another warehouse merchandising business operated by Waban, Inc., BJ's parent until 1997. Prior to his promotion to Executive Vice President, Operations, on January 29, 2007, he served as BJ's Senior Vice President of Operations.
- Lon F. Povich joined BJ's on February 26, 2007, as Senior Vice President, General Counsel and Secretary. For the 11 years prior to his appointment, he served as General Counsel at The Boston Consulting Group, an international strategy consulting firm. Mr. Povich was promoted to Executive Vice President on June 4, 2007.
- Christina M. Neppl is BJ's Executive Vice President, Merchandising and Logistics. She has 20 years of experience in the wholesale club industry and has served BJ's Wholesale Club in a variety of roles, most recently as BJ's Senior Vice President and Controller. The Board elected her to her current role on January 12, 2008.

The following five sections outline the compensation that the ECC established for our NEOs in 2009.

1. Base Salaries in 2009

Executive and Position	Salary at Start of Fiscal Year	Salary at End of Fiscal Year	Salary as of April 1, 2010 (*)	Comments
Laura J. Sen . . . . President and Chief Executive Officer	$900,000	$900,000	$1,000,000	Ms. Sen's salary was increased to $900,000 upon her promotion to CEO on February 1, 2009, and increased in April 2010, after her first year as our CEO.
Frank D. Forward . . . . Executive Vice President and Chief Financial Officer	$470,000	$495,000	$ 515,000	Mr. Forward received increases in May 2009 and April 2010, to bring his salary closer to the median of our peer group.
Thomas F. Gallagher . . . . Executive Vice President, Club Operations	$460,000	$490,000	$ 514,500	Mr. Gallagher received an increase in May 2009 and in April 2010, to bring his salary in line with the median of our peer group.
Lon F. Povich . . . . Executive Vice President, General Counsel and Secretary	$395,000	$425,000	$ 442,000	Mr. Povich received an increase in May 2009 and in April 2010, to bring his salary in line with the median of our peer group.
Christina M. Neppl . . . . Executive Vice President, Merchandising and Logistics	$390,000	$430,000	$ 475,000	Ms. Neppl received an increase in May 2009 and April 2010, to bring her salary in line with the median of our peer group.

* In the past, BJ's increased base salaries effective on June 1. This year we moved our review and pay increase cycles closer to the end of the prior fiscal year.

2. 2009 Management Incentive Plan

For 2009, the MIP for the NEOs was based 80% on the achievement of BJ's 2009 net income goal of $126,000,000, and 20% on achievement of the 2009 merchandise sales goal of $9,146,106,000, for all of our club locations other than locations opened during the current fiscal year. The formulation of the 2009 MIP is consistent with the structure of past plans and is aligned with our long-term growth model of 10-15% improvement, annually, in earnings per share, adjusted for higher than historic investments in the business.

Performance against the sales and net income goals are each subject to a slope whereby executives are rewarded for outperforming the target and penalized for missing the target. With regard to the sales target, each 1 percent positive variance from the target drives a 26.3 percent increase in performance versus that target. For each 1 percent negative variance from the sales target, a 13 percent decrease in performance results. With regard to the net income target, each 1 percent positive variance from the target drives a 5 percent increase in performance versus that target. For each 1 percent negative variance from the target, an 8 percent decrease in performance results. There is a floor of zero percent performance versus each target, and a ceiling of 200 percent.

The ECC may adjust the performance against the targets for certain events as defined in the plan, including items such as unusual or extraordinary items, club closures, changes in accounting principles or settlements and judgments. In 2009, the ECC approved adjustments to the net income performance for all participants in the plan, including all of the NEOs, for two settlements of state tax audits for which FASB ASC Topic 740 (formerly FIN 48) reserves had been provided upon adoption of that accounting standard, and for the reversal of a reserve related to an alleged breach of our IT systems in 2004. In addition, with respect to Mr. Forward (and all other BJ's employees who participate in the MIP other than the four other NEOs), the ECC approved an adjustment for the charge recorded to resolve a pending class action lawsuit and related wage and hour matters. No adjustments were made to the sales performance target. The difference between the calculation of Mr. Forward's percentage and that of the other NEOs is explained below in the discussion of "One-time Bonus Awards," at page 33.

In 2009, the Company underperformed the sales target by 1.11 percent and, after taking into account the adjustments described above, outperformed the net income target by 8.89 percent, for Mr. Forward. The following equation results in the 132.7 percent of target achieved for Mr. Forward.

*[20% (100% - (1.11*13%))] + [80% (100% + (8.89*5%))] = 17.1%+115.6 % = 132.7% of target*

Relative Performance of Sales Goal	+	Relative Performance of Net Income Goal	=	Simplification of Each Term	= Sum

For our other NEOs, the Company underperformed the sales target by 1.11 percent and, after taking into account the adjustments described above, outperformed the net income target by 3.38 percent. The following equation results in the 110.6 percent of target achieved for our other NEOs.

*[20% (100% - (1.11*13%))] + [80% (100% + (3.38*5%))] = 17.1%+93.5% = 110.6% of target*

Relative Performance of Sales Goal	+	Relative Performance of Net Income Goal	=	Simplification of Each Term	= Sum

The table below indicates each NEO's 2009 target award and the actual award paid under the MIP:

Executive and Position	Target Award (% of Salary)	Target Award	Actual Incentive Award Paid (Paid in March 2010)	Actual Award As a % of Target Award
Laura J. Sen President and Chief Executive Officer	75%	$675,000	$746,698	110.7%
Frank D. Forward Executive Vice President and Chief Financial Officer	30%	$145,904	$193,588	132.7%
Thomas F. Gallagher Executive Vice President, Club Operations	30%	$143,885	$159,168	110.7%
Lon F. Povich Executive Vice President, General Counsel and Secretary	30%	$124,385	$137,597	110.7%
Christina M. Neppl Executive Vice President, Merchandising and Logistics	30%	$124,846	$138,107	110.7%

3. Growth Incentive Plan

The net income profit improvement target for the GIP 2007-2009 performance cycle was $340,000,000. The actual net profit improvement for the period was $387,030,000 for Mr. Forward and $380,081,000 for the other NEOs. Performance against the target is subject to a slope whereby executives are rewarded for outperforming the target and penalized for missing the target. With regard to the net income target, each 1 percent positive variance from the target drives a 5 percent increase in performance versus that target. For each 1 percent shortfall below the target, an 8 percent decrease in performance results. There is a floor of zero percent performance versus each target, and a $2.5 million ceiling.

In 2009, the ECC made the same adjustments to the performance against targets as described above with respect to the MIP, related to the two settlements of state tax audits, the reversal of a reserve related to an alleged breach of our systems in 2004 and, with respect to Mr. Forward (but not the other NEOs), an adjustment for the charge recorded to resolve a pending class action lawsuit and related wage and hour matters.

With regard to the 2007 – 2009 performance cycle, after taking into account the adjustments discussed above, the Company outperformed the target by 13.8 percent for Mr. Forward and by 11.8 percent for our other NEOs. Therefore, using the 5 percent up slope, Mr. Forward's performance versus target was 169.2 percent, and our other NEO's performance versus target was 158.9%.

The GIP award is calculated at a value per point. The table below indicates the payout for each NEOs GIP awards for the 2007-2009 performance cycle. The target value per point was $20,000. The actual value of the award is the product of the number of GIP points awarded under the plan times the calculated value of each point.

Executive and Position	Number of Points	Target Award	Actual Incentive Award Paid (Paid in March 2010)	Actual Award as of Target Award
Laura J. Sen President and Chief Executive Officer	15.096(1)	$301,923	$479,885	158.9%
Frank D. Forward Executive Vice President and Chief Financial Officer	10	$200,000	$338,324	169.2%
Thomas F. Gallagher Executive Vice President, Club Operations	10	$200,000	$317,885	158.9%
Lon F. Povich Executive Vice President, General Counsel and Secretary	9.538(2)	$190,769	$303,214	158.9%
Christina M. Neppl Executive Vice President, Merchandising and Logistics	9.058(3)	$181,154	$287,931	158.9%

(1) Ms. Sen was awarded 10 GIP points for 49 weeks when she served as an Executive Vice President, and 15 points for the 55 weeks she served as President and Chief Operating Officer. Upon her promotion to CEO in 2009, the ECC awarded her 20 points (for 52 weeks). When prorated, this calculates to 15.096 points.

(2) Mr. Povich was hired in the fourth week of the 2007 – 2009 plan period, and was promoted from Senior Vice President to Executive Vice President in the eighteenth week of the 2007 – 2009 plan period. Consistent with these events, Mr. Povich was entitled to no points for the first three weeks, seven points for the next fourteen weeks (as a Senior Vice President) and ten points (as an Executive Vice President) for the remainder of the plan period. When prorated, this calculates to 9.538 points.

(3) Ms. Neppl was promoted from Senior Vice President to Executive Vice President in the fiftieth week of the 2007-2009 plan period. Consistent with this event, Ms. Neppl was entitled to seven points as a Senior Vice President and ten points as an Executive Vice President. When prorated, this calculates to 9.058 points.

4. One-time Bonus Awards

On March 25, 2010, the Executive Compensation Committee of the Company's Board of Directors ("ECC") approved grants of discretionary cash bonuses to the following persons who are "named executive officers" of the Company for the year ended January 30, 2010. These one-time bonuses were granted in recognition of the levels of net income achieved by the company for the year and three-year periods ended January 30, 2010, as adjusted to exclude the impact of an accounting reserve established to pay for the settlement of a wage and hour class action lawsuit brought by several of the Company's team members on behalf of a class of mid-managers. As a result of the reserve, under the Company's Management Incentive Plan ("MIP") and Growth Incentive Plan ("GIP"), the amounts paid to the NEOs other than Mr. Forward (but not to the other participants in the plan) were reduced by an aggregate amount equal to the one-time bonuses.

In May 2009, the Company's shareholders amended the list of items for which the ECC could adjust future awards in calculating payments under the MIP and GIP to allow adjustments for events resulting in gains or losses as a result of claims, litigation, lawsuit settlement or settlement of potential claims. The ECC determined that given the change approved by the shareholders, it was appropriate to pay the discretionary one-time bonuses. These awards are:

Executive and Position	Total One-Time Bonus Award	Amount Attributable to MIP	Amount Attributable to GIP
Laura J. Sen President and Chief Executive Officer	$179,783	$148,929	$30,854
Thomas F. Gallagher Executive Vice President, Club Operations	$ 52,184	$ 31,746	$20,438
Lon F. Povich Executive Vice President, General Counsel and Secretary	$ 46,939	$ 27,444	$19,495
Christina M. Neppl Executive Vice President, Merchandising and Logistics	$ 46,057	$ 27,545	$18,512

5. 2009 Equity-based Compensation

In designing the equity compensation program for 2009, the ECC was cognizant of several factors within our recent history and overall strategy of providing market-based compensation to our management team:

- long-term incentives are the best way to align management performance and shareholder value,
- in 2007, we had made both one-time grants and annual grants of a size necessary to attract and/or retain the management team necessary to lead the turnaround at BJ's,
- the GIP plan had paid out a long-term incentive for our executive team only once in the last five years, and thus served as a very weak incentive,
- a grant of restricted stock will always have some value, and thus grants of restricted shares need not replace a full GIP payment at target, and
- in 2008 we had settled on a market-based, dollar value for grants of time based and performance based restricted shares which had served as our long-term compensation vehicle, replacing the prior GIP and restricted stock grants.

On May 21, 2009, we granted Ms. Sen 32,876 restricted shares subject to three years of continued service with a value on the date of grant of $1,200,000. We believe that this award, which represented a 20% increase over the award we granted in 2008 when she served as President (but not CEO), was appropriate given her new role as President and CEO. For our other four NEOs, the ECC approved share grants with the same dollar value on the date of grant as the restricted shares granted to those individuals in May 2008, which continued to place their total direct compensation appropriately close to the 50th percentile of the peer group, as explained on page 35. Accordingly, each NEO was granted 18,034 restricted shares, vesting after three years of continued service, with a value on the grant date of $658,241.

While restricted shares may increase or decrease in value as a result of market performance of our stock, the ECC believed that it was important to add, as we had in 2008, an additional performance hurdle of a cumulative three-year net income or cumulative earnings per share improvement as to one-half of the May 2009 restricted share grants to our NEOs. There is a down slope on the vesting such that if BJ's fails to meet the total dollar amount of the three-year net income improvement or earnings per share improvement, fewer shares will vest. No performance shares will vest if BJ's falls short of the total three-year net income improvement by approximately 3.85% or short of the earnings per share improvement by approximately 9.0%. Given BJ's performance in the first year of the three-year cycle, we believe that it is probable that the target three-year net income improvement will be met.

Earlier in the year, at the time of Ms. Sen's promotion, after an analysis by Towers Perrin we awarded Ms. Sen 42,962 restricted shares with a market value of $1,300,000. The grant will vest after three years of service. The grant is an appropriate market-based recognition of Ms. Sen's promotion to Chief Executive Officer, and as set out on page 35 still brings her total direct compensation well below our range of target compensation.

Displayed in tabular form, in 2009 BJ's NEOs received the following restricted stock awards:

Executive and Position	Grant Subject to Performance Hurdle	Grant Subject to Continued Service	Total Grant
Laura J. Sen, President and Chief Executive Officer	16,438	59,400	75,838
Frank D. Forward, Executive Vice President and Chief Financial Officer	9,017	9,017	18,034
Thomas F. Gallagher, Executive Vice President, Club Operations	9,017	9,017	18,034
Lon F. Povich, Executive Vice President, General Counsel and Secretary	9,017	9,017	18,034
Christine M. Neppl, Executive Vice President, Merchandising and Logistics	9,017	9,017	18,034

6. Executive Retirement Plan

On February 3, 2010, the ECC approved retirement contributions for fiscal 2009 of five percent (net of taxes) of base salary for executive officers of the Company under the ERP.

7. 2010 Target Compensation

The following table outlines each NEO's position versus market median. The relationship to market outlined below was estimated based on a competitive assessment conducted as of April 2009 for NEOs other than the CEO. The CEO's position versus market median is based on market data provided by Watson Wyatt as of November 2008. Market data for the assessments reflect compensation data obtained from proxy filings for the peer group disclosed on page 28. For BJ's incumbents, the table below includes information for base salary (representing actual base salary for 2009), total target cash compensation (2009 base + target MIP opportunity) and total direct compensation (base + target MIP + actual 2009 annual equity awards and special equity awards granted in 2009 for NEOs other than the President and CEO). Ms. Sen was promoted to President and CEO effective February 1, 2009. Compensation for Ms. Sen reflects her compensation package as President and CEO, and is comprised of base salary ($900,000), annual incentive opportunity (75% of base salary), 32,876 restricted shares and 42,962 additional restricted shares granted in conjunction with her promotion.

Position vs. Peer Group Median (50th Percentile, i.e. 100% is equal to Peer Group Median)

Executive and Position	Base Salary	Total Cash Compensation	Total Direct Compensation
Laura J. Sen President and Chief Executive Officer	97%	79%	85%
Frank D. Forward Executive Vice President and Chief Financial Officer	94%	72%	86%
Thomas G. Gallagher Executive Vice President, Club Operations	100%	88%	92%
Lon F. Povich Executive Vice President, General Counsel and Secretary	104%	85%	95%
Christina M. Neppl Executive Vice President, Merchandising and Logistics	77%	61%	88%

- In general, BJ's base salaries align with market median for all NEOs and are consistent with BJ's compensation philosophy targeting compensation between the 50th and 75th percentile of the peer group. Only Ms. Neppl's salary is significantly below peer market median, which reflects her relatively recent promotion to her position.
- BJ's target total cash compensation is 12% to 39% below market median. Target opportunity is below median but payout range allows for increased payout for superior performance to support the pay-for-performance intent of the MIP plan.
- BJ's total direct compensation is generally competitive with median market practice for all NEOs. Ms. Sen's below median positioning reflects the fact that she was promoted into the role of President and CEO during 2009.


Proxy Statement

IV. Closing Comments

Taken as a whole, BJ's believes that it has put in place a management team to continue to lead BJ's for the future. Using our traditional compensation elements, the ECC has created an incentive package for BJ's NEOs that the ECC believes is in the best interest of our shareholders and consistent with market practices of peer companies.

Executive Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with BJ's management. Based on this review and discussion, the Executive Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

By the Executive Compensation Committee of the Board of Directors of BJ's Wholesale Club, Inc.

S. James Coppersmith, *Chair*
Christine M. Cournoyer
Edmond J. English
Michael J. Sheehan
Leonard A. Schlesinger

Compensation of Executives

The following table shows the compensation paid during the last three fiscal years to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers as of January 30, 2010. These five people are referred to in this proxy statement as our named executive officers, or NEOs.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Laura J. Sen	2009	900,000	179,783	2,500,004	—	1,226,582	107,258	4,913,627
President and Chief	2008	675,000	—	1,895,861	—	506,493	87,833	3,165,187
Executive Officer	2007	462,981	—	1,709,200	1,347,000	206,237	61,572	3,786,990
Frank D. Forward	2009	486,347	—	658,241	—	531,912	66,449	1,742,949
Executive Vice President	2008	463,462	—	658,266	—	208,659	66,297	1,396,684
and Chief Financial Officer	2007	450,000	—	1,709,200	1,347,000	189,811	65,871	3,761,882
Thomas F. Gallagher	2009	479,616	52,184	658,241	—	477,054	66,087	1,733,182
Executive Vice President,	2008	448,558	—	658,266	—	201,947	65,287	1,374,058
Club Operations	2007	408,654	—	1,548,200	1,010,250	172,371	60,504	3,199,979
Lon F. Povich	2009	414,616	46,939	658,241	—	440,811	59,756	1,620,363
Executive Vice President,	2008	388,462	—	658,266	—	174,892	56,812	1,278,432
General Counsel and Secretary	2007	346,635	—	1,140,700	673,500	139,587	44,819	2,345,241
Christina M. Neppl(7) *Executive Vice President, Merchandising and Logistics*	2009	416,154	46,057	658,241	—	426,038	57,646	1,604,136

(1) Includes amounts deferred at the direction of the executive officer pursuant to our General Deferred Compensation Plan, see page 39.

(2) For a discussion of this one-time bonus see page 33.

(3) The amount in this column is the aggregate grant date fair value computed in accordance with FASC ASC Topic 718 (formerly FAS 123R) for grants made in the applicable year. The assumptions used in valuing restricted stock awards are described under the caption "Stock Incentive Plans" in note 7 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended January 30, 2010. For awards with performance conditions, the amount in the table is the grant date fair value based upon the probable outcome of such conditions. For 16,438 and 9,017 shares granted in 2009 to Ms. Sen and to each executive officer, respectively, the value of the award at the grant date assuming the highest level of performance conditions would be achieved was $599,987 and $329,120. For 11,937 and 8,485 shares granted in 2008 to Ms. Sen and to each executive officer, respectively, the value of the award at grant date, assuming the highest level of performance conditions would be achieved was $463,036 and $329,133. For 20,000, 20,000, 20,000 and 12,500 shares granted in 2007 to Ms. Sen, Mr. Forward, Mr. Gallagher and Mr. Povich, respectively, the value of the award at grant date assuming the highest level of performance conditions would be achieved was $743,200, $743,200, $743,200 and $464,500.

(4) The amount in this column is the aggregate grant date fair value computed in accordance with FASC ASC Topic 718 (formerly FAS 123R) for grants made in the applicable year. This amount does not reflect any estimate of forfeitures. The assumptions used in valuing the stock options we granted during 2007-2009 are described under the caption "Stock Incentive Plans" in Note 7 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended January 30, 2010.

(5) The amounts in the "Non-Equity Incentive Plan Compensation" column represent amounts paid under the MIP in April of 2008, 2009 and 2010 based on the performance of the Company in fiscal 2007, 2008 and 2009, respectively, and the amounts paid under the GIP in April 2010.

(6) The amounts in the "All Other Compensation" column for fiscal 2009 consist of the following:

	Perquisites		All Other Compensation			
	Auto Allowance ($)	Financial Counseling ($)	401(k) Plan Match ($)	Life Insurance ($)	ERP Contribution ($)(a)	Tax Gross-Ups for ERP Contribution ($)
Laura J. Sen	20,565	—	7,310	4,508	45,000	29,875
Frank D. Forward	15,374	1,000	6,328	3,286	24,317	16,144
Thomas F. Gallagher	15,374	300	6,313	4,198	23,981	15,921
Lon F. Povich	15,374	2,000	6,070	1,818	20,731	13,763
Christina M. Neppl	15,374	—	5,955	1,695	20,808	13,814

(a) See pages 25 to 26 for a description of the ERP.

(7) Ms. Neppl became an executive officer effective January 15, 2008, but has not previously been an NEO.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL 2009

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Name of Plan	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Laura J. Sen	2007 SIP	2/4/09	—	—	—	—	—	—	42,962(3)	—	—	1,300,030
	2007 SIP	5/21/09							16,438(4)			599,987
	2007 SIP	5/21/09	—	—	—	—	16,438(5)	16,438(5)	—	—	—	599,987
	MIP		—	675,000	1,350,000	—	—	—	—	—	—	
Frank D. Forward	2007 SIP	5/21/09	—	—	—	—	—	—	9,017(4)	—	—	329,120
	2007 SIP	5/21/09	—	—	—	—	9,017(5)	9,017(5)	—	—	—	329,120
	MIP		—	145,904	291,808	—	—	—	—	—	—	
Thomas F. Gallagher	2007 SIP	5/21/09	—	—	—	—	—	—	9,017(4)	—	—	329,120
	2007 SIP	5/21/09	—	—	—	—	9,017(5)	9,1017(5)	—	—	—	329,120
	MIP		—	143,885	287,770	—	—	—	—	—	—	
Lon F. Povich	2007 SIP	5/21/09	—	—	—	—	—	—	9,017(4)	—	—	329,120
	2007 SIP	5/21/09	—	—	—	—	9,017(5)	9,017(5)	—	—	—	329,120
	MIP		—	124,385	248,770	—	—	—	—	—	—	
Christina M. Neppl	2007 SIP	5/21/09	—	—	—	—	—	—	9,017(4)	—	—	329,120
	2007 SIP	5/21/09	—	—	—	—	9,017(5)	9,017(5)	—	—	—	329,120
	MIP		—	124,846	249,692	—	—	—	—	—	—	

(1) See pages 23 to 24 for a description of the MIP. See the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above for the amounts earned in fiscal 2009 under the MIP.

(2) The amounts shown in this column represent the grant date fair value of each equity award (based upon the probable outcome of the performance conditions as of the grant date in the case of performance-based awards) as determined in accordance with FASC ASC Topic 718 (formerly FAS 123R).

(3) Represents grant of restricted stock which vests in full two business days after the release of the Company's fiscal 2011 earnings, subject to continued employment through the date of vesting.

(4) Represents grant of restricted stock which vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to continued employment through the date of vesting.

(5) Represents grant of restricted stock which vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to the achievement of certain net income or EPS targets.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Laura J. Sen	50,000(3)	50,000(3)	32.20	3/9/17	30,000(4)	1,013,700	20,000(5)	675,800
					36,938(7)	1,248,135	11,937(6)	403,351
					42,962(10)	1,451,686	16,438(12)	555,440
					16,438(11)	555,440	—	—
Frank D. Forward	40,000	—	31.00	5/25/10	30,000(2)	1,013,700	20,000(5)	675,800
	25,000	—	37.06	9/14/10	8,485(7)	286,708	8,485(6)	286,708
	25,000	—	45.30	9/25/11	9,017(11)	304,684	9,017(12)	304,684
	30,000	—	23.03	9/12/12	—	—	—	—
	50,000	—	23.62	5/28/14	—	—	—	—
	66,667(8)	33,333(8)	32.20	3/9/17	—	—	—	—
Thomas F. Gallagher		3,000(9)	29.68	5/24/16	25,000(4)	844,750	20,000(5)	675,800
	37,500(3)	37,500(3)	32.20	3/9/17	8,485(7)	286,708	8,485(6)	286,708
					9,017(11)	304,684	9,017(12)	304,684
Lon F. Povich	25,000(3)	25,000(3)	32.20	3/9/17	11,000(4)	371,690	12,500(5)	422,375
					8,485(7)	286,708	8,485(6)	286,708
					9,017(11)	304,684	9,017(12)	304,684
Christina M. Neppl	3,500	—	25.25	12/2/13	15,985(7)	540,133	7,500(5)	253,425
	12,000	—	27.32	9/29/14	9,017(11)	304,684	8,485(6)	286,708
	20,000	—	30.11	5/26/15	—	—	9,017(12)	304,684
	15,000(9)	5,000(9)	29.68	5/24/16	—	—	—	—

(1) The value was calculated by multiplying the number of shares by $33.79, the closing market price of our Common Stock on January 29, 2010, the last trading day of our fiscal year.

(2) Vests in full as of the date of the Company's 2010 Annual Meeting of Shareholders.

(3) Original grant has vested as to 50% of the underlying shares. Remaining shares vest in two equal annual installments beginning March 9, 2010.

(4) Vests in full as of one week after the release of the Company's fiscal 2009 earnings.

(5) Vests in full two days after the later of the release of the Company's first quarter fiscal 2010 earnings, or May 24, 2010, subject to the achievement of certain net income or EPS targets.

(6) Vests in full two business days after the later of the release of the Company's first quarter of fiscal 2011 earnings, or May 22, 2011, subject to the achievement of certain net income or EPS targets.

(7) Vests in full two days after the later of the release of the Company's first quarter fiscal 2011 earnings, or May 22, 2011, subject to continued employment through the date of vesting.

(8) Original grant has vested as to 66 2/3% of the underlying shares. Remaining shares vest in full on March 9, 2010.

(9) Vests in full on May 24, 2010.

(10) Vests in full two business days after the release of the Company's fiscal 2011 earnings, subject to continued employment through the date of vesting.
(11) Vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to continued employment through the date of vesting.
(12) Vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to the achievement of certain net income or EPS targets.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2009

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Received Upon Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Laura J. Sen	—	—	—	—
Frank D. Forward	—	—	—	—
Thomas F. Gallagher	12,750	82,171	—	—
Lon F. Povich	—	—	5,000	143,050
Christina M. Neppl	—	—	—	—

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION DURING FISCAL 2009

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Laura J. Sen	—	—	—	—	—
Frank D. Forward	—	—	6,374	—	184,066
Thomas F. Gallagher	—	—	—	—	—
Lon F. Povich	—	—	—	—	—
Christina M. Neppl	—	—	—	—	—

General Deferred Compensation Plan

BJ's maintains the General Deferred Compensation Plan to provide our non-employee directors and selected employees the opportunity to defer receipt of certain compensation in order to build savings. Under this plan, eligible employees may elect to defer all or any part of (a) base salary, (b) payments under the MIP or the GIP, (c) in the case of non-employee directors, any annual retainer, meeting fees or equity awards, and (d) subject to exceptions as the ECC may provide, other compensation payable to a participant.

Under the plan, eligible participants make deferral elections which will include (a) the amount or percentage of the eligible compensation to be deferred, (b) the date on which, or the event following which payment of such deferred compensation is to commence, (c) the payment period and schedule, and (d) any designated beneficiaries. Deferred amounts earn interest compounded monthly at a rate equal to the yield quoted in the Wall Street Journal for twelve months prior to the start of the fiscal year on United States Treasury Notes with periods of remaining maturity of not less than, but closest to, ten years. The rate in 2009 was 3.54%. In the case of hardship or unusual circumstance, the ECC may upon request modify any deferral election previously made under the plan. Among the NEOs and directors, only Dr. Danos and Mr. Sheehan deferred amounts under this plan in 2009. Mr. Forward's "Aggregate Earnings" reflect interest on his aggregate balance, at market rates. He made no additional deferrals in 2009.

Management Incentive Plan

Officers and other key employees, as designated by the ECC, are eligible to receive incentive cash awards under the Management Incentive Plan ("MIP") based upon the level of achievement of performance goals for the Company's fiscal year. All executive officers, other than Mr. Zarkin, our Chairman, as well as approximately 3,000 other employees of the Company, currently participate in the MIP.

During the time period prescribed by Section 162(m) of the Code with respect to each annual performance period, the ECC establishes the MIP performance goals and corresponding target awards based on one or more of the following objective performance criteria and measurements: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, net assets, return on assets or net assets, return on equity, return on investment, return on invested capital, cash flow, total shareholder return, gross margin, earnings before interest, taxes, depreciation and/or amortization and market share. Such goals, criteria and target awards may (i) be absolute or relative in their terms or measured against or in relationship to other companies or a market index, (ii) vary among participants; and (iii) be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works. Such performance criteria may include or exclude (in whole or in part) income or loss from, or other effects of, sales of gasoline.

Awards are based upon the level of achievement of the established performance goals. The ECC reviews the payout calculations after the year's financial results have been audited and certifies the amount of any awards to be paid. Awards are paid in cash as soon as practicable after the performance period, but no later than the last day of the calendar year in which occurs the end of the performance period, except to the extent deferred under the Company's General Deferred Compensation Plan. Achievement of all of the performance goals results in the payment of a participant's target award. Failure to achieve the performance goals results in a decrease or elimination of the participant's award. Exceeding the performance goals results in an award greater than the target award, up to the maximum award. The ECC may exercise its discretion to reduce an award and may provide for automatic modifications in the minimum, target and maximum award opportunities in the event of a change in the participant's position.

No participant may receive a MIP award in excess of $1,500,000 in any calendar year. Under the MIP, the ECC may not make any adjustments to the performance criteria to increase the incentive payment to executive officers subject to Section 162(m) of the Code, except to make appropriate adjustments in the event of certain specified types of transactions; provided that in no case shall any such adjustment be made if it would cause an award to no longer qualify as performance-based compensation under Section 162(m) of the Code.

The ECC has full power to administer and interpret the MIP and to establish rules for its administration. The ECC or the Company's Board of Directors may amend, suspend or terminate the MIP at any time.

Growth Incentive Plan

Employees in management positions in the Company, as selected by the ECC, are eligible to receive cash awards under the Growth Incentive Plan ("GIP"). All executive officers, except Mr. Zarkin, as well as approximately 50 other employees of the Company, participated in the FYE07-09 cycle of the GIP.

Each participant in the GIP is eligible to receive a cash award for each award period, which consists of a certain number of fiscal years. Each participant's cash award corresponds to the Company's level of performance or growth of the change metric during such award period. Such growth is determined using the same objective measures set forth above for the MIP.

Awards are based upon the level of achievement of the established performance goals. The ECC reviews the payout calculations after the financial results for the award period have been audited and certifies the amount of any awards to be paid. Awards are paid in cash as soon as practicable after the award period, but no later than the last day of the calendar year in which the end of the award period occurs, except to the extent deferred under the Company's General Deferred Compensation Plan. The ECC may exercise its discretion to reduce an award and may provide for automatic modifications of the incentive units granted to a participant in the event of a change in the participant's position.

No participant may receive a GIP award in excess of $2,500,000 in any calendar year. Under the GIP, the ECC may not make any adjustments to the performance criteria to increase the incentive payment to executive officers subject to Section 162(m) of the Code, except to make appropriate adjustments in the event of certain specified types of transactions; provided that in no case shall any such adjustment be made if it would cause an award to no longer qualify as performance-based compensation under Section 162(m) of the Code.

In the event of a change of control, GIP participants are entitled to a cash award based on the Company's performance for that portion of the award period immediately preceding the change of control.

The ECC has full power to administer and interpret the GIP and to establish rules for its administration. The ECC or the Company's Board of Directors may amend, suspend or terminate the GIP at any time.

2007 Stock Incentive Plan

Please see Proposal Two, page 47, for a summary description of the Amended and Restated 2007 Stock Incentive Plan.

Severance Benefits under Employment Agreements

The Company recognizes that from time-to-time circumstances may result in the involuntary termination of a key executive's employment with BJ's. If this occurs, the Company wishes to assure the executive that he or she will receive a fair severance pay and benefit arrangement. Such assurance is required to hire the executive talent required by the organization and to maintain executive management continuity.


Proxy Statement

We have entered into employment agreements with each of our NEOs with the following dates:

Executive and Position	Date of Agreement (1)
Laura J. Sen President and Chief Executive Officer	January 15, 2008
Frank D. Forward Executive Vice President and Chief Financial Officer	April 3, 2007
Thomas F. Gallagher Executive Vice President, Club Operations	April 3, 2007
Lon F. Povich Executive Vice President, General Counsel and Secretary	June 3, 2007
Christina M. Neppl Executive Vice President, Merchandising and Logistics	January 15, 2008

(1) On December 18, 2009, each of these agreements, except Mr. Gallagher's, was amended to remove the termination date. Mr. Gallagher's agreement never contained a termination date.

Pursuant to these employment agreements, our NEOs are entitled to receive the following severance pay and benefit arrangements, subject to the executive entering into a binding and irrevocable release of claims and separation agreement prepared by the Company:

- Two years of salary, auto allowance and medical, dental, and life insurance in effect immediately prior to the termination of employment for reasons other than voluntary, for cause or disability for all NEOs.
- MIP payments: Termination of employment for any reason, other than cause, prior to the last day of the performance period will entitle a participant to pro-rata payments for the term of service.

Under the plans and plan documents governing our compensation plans, upon termination of employment our NEOs are also entitled to receive:

- GIP payments: Termination of employment for any reasons other than death, disability or retirement prior to the end of the award period will not entitle the participant to any rights under the GIP, and the participant will not be entitled to receive payment with respect to any incentive unit.
- Restricted Shares:
  - As part of his grants, issued in conjunction with the entering into of their employment agreements, in April 2007, the ECC agreed with Mr. Forward that all outstanding shares of restricted stock granted prior to June 1, 2008 would vest in full at the time of his termination, unless he was terminated for cause.
  - As to the other NEOs, and as to all other grants to Mr. Forward, all outstanding shares of restricted stock are forfeited upon termination of employment.
- Stock Options: All vested and unexercised stock options are exercisable up to 90 days after termination of employment; and all unvested shares of a stock option grant will continue to vest for a period of one year after the date of termination of employment due to death, disability or normal retirement, but in no event may the stock options be exercised after the expiration date.
- ERP: All eligible participants are entitled to receive an annual contribution if employed through the last day of the plan year or if termination of employment occurred during the plan year due to retirement on or after the attainment of age 55 or disability or other than for cause.

Benefits under Change of Control Severance Agreements

As part of a comprehensive package to attract and retain a talented executive team, and consistent with market practices, we have also entered into change of control severance agreements with each of our NEOs that provide benefits upon a change of control or potential change of control, including severance benefits if the executive officer is terminated following such event. A change of control means, in summary: (i) the acquisition by a party or a group of 20% or more of the outstanding stock of the Company; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation or asset sale, unless the holders of our common securities continue to own at least 60% of the surviving entity, no party or group owns 20% or more of the surviving entity and a majority of the Board of the surviving entity are BJ's directors; or (iv) the approval of a liquidation or dissolution of the Company. A potential change of control means, in summary: (i) the Company enters into an agreement that would result in a change of control; or (ii) the Board of Directors adopts a resolution that a potential change of control has occurred. The change of control severance agreements with our NEOs generally provide as follows:

- Within 30 days after the earlier of a change of control or a potential change of control, all NEOs who are participating in the GIP or MIP will receive payment of the MIP prorated at target for the performance period and payment of the GIP prorated based on actual results for the performance period to the date of the change of control or potential change of control, whichever is earlier.
- Within 30 days following a qualified termination of employment, which is generally defined as termination by the Company other than for cause, by the executive for good reason (as described in

further detail below) or by reason of death, incapacity or disability, after a change of control, and only if there is such a qualified termination of employment, all NEOs are entitled to receive, to the extent not already received as severance benefits under their employment agreements, three times the following salary, auto allowance and MIP payments:

- *Salary*: the highest of the executive's base salary in effect immediately prior to the date of termination, immediately prior to the change of control, or in effect within 180 days before the change of control, offset by any payments made under any long-term disability plan for the three years following the termination of employment.
- *Auto Allowance*: the highest of the executive's auto allowance in effect immediately prior to the date of termination, immediately prior to the change of control, or in effect within 180 days before the change of control.
- *MIP*: the executive's target payment under the MIP.
- Following a qualified termination of employment, all NEOs are entitled to receive three years of medical and life insurance at the highest level provided to the executive either immediately prior to the change of control or within 180 days before the change of control. In addition, all NEOs will continue to receive insurance at the same level that they received prior to termination of employment.

In addition, in the case of a change of control:

- Stock options can be substituted with shares of the acquiring company or become fully exercisable, and all outstanding shares of restricted stock become free of all restrictions. In addition, upon a change of control all stock options become immediately exercisable, and at the discretion of the BJ's Board of Directors, all restrictions are waived on outstanding restricted shares.
- The ERP account balance will become fully vested without regard to years of service. The fiscal base earnings will be annualized for the year in which the change of control occurs, and the contribution percent will be based on the lesser of the average contribution percent for the preceding three years or the NEOs years of service.


Proxy Statement

Termination for good reason means, in summary, the voluntary termination by the executive officer of his or her employment within 120 days after (a) a diminution in the executive's position, authority or responsibilities, (b) a reduction in his or her compensation or benefits, (c) any purported termination for cause in which the Company does not follow the procedure set forth in the change of control severance agreement, (d) a relocation of the executive, and (e) any breach by the Company of the change of control severance agreement.

Notwithstanding any of the provisions described above, BJ's is not obligated to provide to any executive any portion of any payments that the executive would otherwise be entitled to receive to the extent necessary to eliminate any "excess parachute payments" (as defined in Section 280G(b)(1) of the Code) for the executive.

Potential Payments Upon Termination or Change of Control

The following table describes the potential payments and benefits upon a termination without cause by BJ's for each of the NEOs as if their employment was terminated as of January 30, 2010:

Potential Payments and Benefits Upon Termination Without Cause

Name	Salary Continuation	Auto Allowance	Benefits Continuation	Estimated Total Value of Equity Acceleration(1)	Total Termination Benefits
Laura J. Sen	$1,800,000	$41,130	$36,357	$5,983,052	$7,860,539
Frank D. Forward	$ 990,000	$30,748	$33,245	$2,925,285	$3,979,278
Thomas F. Gallagher	$ 980,000	$30,748	$17,893	$2,775,290	$3,803,931
Lon F. Povich	$ 850,000	$30,748	$30,240	$2,016,600	$2,927,588
Christina M. Neppl	$ 860,000	$30,748	$30,046	$1,710,185	$2,630,979

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $33.79, the closing market price of BJ's common stock on January 29, 2010 (the last trading day prior to January 30, 2010), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $33.79.

The following table describes the potential payments and benefits upon a termination by reason of death or disability for each of the NEOs as if their employment was terminated as of January 30, 2010:

Potential Payments and Benefits Upon Termination by Reason of Death or Disability

Name	Estimated Total Value of Equity Acceleration(1)	Total Termination Benefits
Laura J. Sen	$ 0	$ 0
Frank D. Forward	$2,315,916	$2,315,916
Thomas F. Gallagher	$ 0	$ 0
Lon F. Povich	$ 0	$ 0
Christina M. Neppl	$ 0	$ 0

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $33.79, the closing market price of BJ's common stock on January 29, 2010 (the last trading day prior to January 30, 2010), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $33.79.

The following table describes the potential payments and benefits to each of the NEOs upon a change of control or potential change of control as if the change of control had occurred on January 30, 2010:

Potential Payments and Benefits Upon a Change of Control

Name	MIP Target Award	Estimated Total Value of Equity Acceleration(1)	Total Change of Control Benefits
Laura J. Sen	$675,000	$5,983,052	$6,658,052
Frank D. Forward	$145,904	$2,925,285	$3,071,189
Thomas F. Gallagher	$143,885	$2,775,290	$2,919,175
Lon F. Povich	$124,385	$2,016,600	$2,140,985
Christina M. Neppl	$124,846	$1,710,185	$1,835,031

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $33.79, the closing market price of BJ's common stock on January 29, 2010 (the last trading day prior to January 30, 2010), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $33.79.

The following table describes the potential additional payments and benefits upon an involuntary termination for each of the NEOs as if their employment was terminated following a change of control or potential change of control as of January 31, 2010:

Potential Additional Payments and Benefits Upon Termination Following a Change of Control

Name	Salary Continuation	Auto Allowance	Benefits Continuation	Total Additional Termination Benefits
Laura J. Sen	$2,700,000	$61,695	$54,536	$2,816,231
Frank D. Forward	$1,485,000	$46,121	$49,868	$1,580,989
Thomas F. Gallagher	$1,470,000	$46,121	$26,839	$1,542,960
Lon F. Povich	$1,275,000	$46,121	$45,359	$1,366,480
Christina M. Neppl	$1,290,000	$46,121	$45,069	$1,381,190

Compensation Committee Interlocks and Insider Participation

During 2009, the members of the Executive Compensation Committee included S. James Coppersmith, Edmond J. English, Michael J. Sheehan, Christine M. Cournoyer and Leonard A. Schlesinger. None of the members of the ECC was at any time during 2009, or formerly, an officer or employee of the Company. None of the Company's executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as one of our directors or a member of the ECC.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of January 30, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,751,000	$30.88	983,150(1)(2)
Equity compensation plans not approved by security holders (2)	—	—	—
Total	1,751,000	$30.88	983,150

(1) As of January 30, 2010, the number of securities remaining for future issuance consists of 983,150 shares issuable under the Company's 2007 Stock Incentive Plan, which was approved by the Company's shareholders. Awards under the 2007 Stock Incentive Plan may include restricted stock, unrestricted stock, stock appreciation rights, performance shares or other equity-based awards, as the Board of Directors may determine.

(2) The Company has no equity compensation plans not approved by security holders.

Indemnification Agreements

The Company has entered into agreements with each of its directors and executive officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer of the Company or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except to the extent Delaware law permits broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by the Company's Amended and Restated Certificate of Incorporation and by Delaware law.

PROPOSAL TWO

AMENDMENT AND RESTATEMENT OF THE 2007 STOCK INCENTIVE PLAN

Shareholders are being asked to approve amendments to, and a restatement of, the 2007 Stock Incentive Plan, which we refer to as the "2007 Plan." The 2007 Plan is intended to advance the interests of BJ's by enhancing BJ's ability to attract, retain and motivate persons who make, or are expected to make, important contributions to BJ's. The 2007 Plan was first approved by shareholders in May 2007, and an amendment relating to the definition of performance goals was approved by shareholders in May 2009. 4,000,000 shares of common stock were originally reserved for issuance under the 2007 Plan. As of April 9, 2010, an aggregate of 996,590 shares of BJ's Common Stock remained available for future grants under the 2007 Plan. The Board believes it is important to the continued success of the Company that we have available an adequate reserve of shares under the 2007 Plan for use in attracting, retaining and rewarding the high caliber employees and directors essential to our success and in motivating these individuals to strive to enhance our growth and profitability.

At the Annual Meeting, our shareholders will be asked to approve an amendment and restatement of the 2007 Plan in order to increase, by 3,500,000 shares, the number of shares that may be issued under the 2007 Plan and to make the other changes described below. If the shareholders do not approve the amendment and restatement of the 2007 Plan, the 2007 Plan will not be amended and restated, but will instead continue in effect in accordance with its existing terms.

Summary of Principal Proposed Changes

- Increasing by 3,500,000 the number of shares available under the 2007 Plan from 4,000,000 to 7,500,000.
- Revising the existing provisions regarding payment of dividends on restricted stock to explicitly confirm that, unless otherwise provided in a specific grant of restricted stock, any dividends on restricted stock will only be paid when the underlying restricted stock vests. (Please note that the Company has never declared or paid any cash dividends on its common stock and has no present plans to do so.)
- Revising various plan provisions to better reflect the Company's practices for compliance with Section 409 of the Internal Revenue Code.
- Explicitly confirming that the objective performance measures underlying performance awards may be determined on either a GAAP or non-GAAP basis, as determined by the ECC.
- Adding the write down of assets to the list of items for which adjustments to performance goals may be made for awards intended to qualify as performance-based compensation under Section 162(m).

Description of the 2007 Plan (as Proposed to be Amended)

The following is a summary of the material terms of the 2007 Plan as proposed to be amended. A copy of the 2007 Plan, which is marked to show the changes implemented by the amendment, is attached as *Appendix A* to this Proxy Statement.

Shares Issuable under the 2007 Plan

Awards may be made under the 2007 Plan for up to 7,500,000 shares of common stock (subject to adjustment for changes in capitalization, including stock splits and other similar events).

The 2007 Plan provides that all "full value" awards, which generally means awards other than stock options and stock appreciation rights ("SARs"), will count against the 7,500,000 maximum shares issuable under the 2007 Plan at a ratio of two to one. Accordingly, if all awards were granted as full value awards, the maximum number of shares of common stock that could be granted would be 3,750,000. If all or a portion of the shares subject to a full value award are returned to the pool of shares available for future grant in accordance with the share counting rules described in the next paragraph, the returned shares would be credited back using the same two-to-one ratio.

If an award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such award will generally become available for future grant under the 2007 Plan. However, any shares tendered to pay the exercise price of an award or to satisfy a tax withholding obligation and any shares repurchased on the open market using the proceeds from the exercise of an award shall not become available for future grant under the 2007 Plan. In addition, the full number of shares subject to any stock-settled SARs will count against the shares available for issuance under the 2007 Plan, regardless of the number of shares actually issued to settle such SAR upon exercise.

Types of Awards

The 2007 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options, SARs, restricted stock, restricted stock units ("RSUs"), other stock-based awards and performance awards, as described below and collectively referred to as "awards."

Incentive Stock Options and Non-statutory Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options must be granted at an exercise price equal to or greater than the closing price of BJ's common stock on the date of grant. Options may not be granted for a term in excess of ten years. The 2007 Plan permits the following forms of payment of the exercise price of options: payment by cash, check or in connection with a "cashless exercise" through a broker; subject to certain conditions and if permitted by the Board, surrender of shares of BJ's common stock, delivery of a promissory note or any other lawful means; or any combination of these forms of payment. No option may provide for the payment of dividend equivalents or for the automatic grant of a reload option.

Director Options. The 2007 Plan provides for the automatic grant of options to members of the Board of Directors who are not BJ's employees. On the commencement of service on the Board, each non-employee director will automatically receive a non-statutory stock option to purchase 10,000 shares, subject to adjustment for changes in capitalization. In addition, on the date of each annual meeting of stockholders, each non-employee director who is both serving as a director immediately before and immediately after such meeting will automatically receive a non-statutory stock option to purchase 5,000 shares of common stock, subject to adjustment for changes in capitalization. However, a non-employee director will not receive an annual option grant unless he or she has served on the Board for at least six months. Options automatically granted to non-employee directors will vest on a cumulative basis as to one-third of the shares on the first day of the month of each of the first three anniversaries of the date of grant provided the person is still serving on the Board and expire on the earlier of 10 years from the date of grant or one year following cessation of service on the Board. However, no additional vesting will take place after the non-employee director ceases to serve as a director. The Board may provide for accelerated vesting in the case of the death, disability, attainment of mandatory retirement age or retirement following at least 10 years of service. The Board can increase or decrease the number of shares subject to options granted to non-employee directors and can issue SARs, restricted stock or RSU awards or other stock-based awards in lieu of some or all of the options otherwise issuable, in each case subject to the limitation that the maximum number of shares issued to directors cannot exceed 1,125,000 shares in the aggregate. Any full value awards will count against this sublimit using the two-to-one fungible share ratio described above.

Stock Appreciation Rights. A Stock Appreciation Right ("SAR") is an award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock. SARs may be granted independently or in tandem with an option. No SAR will be granted with a term in excess of 10 years. No SAR may provide for the payment of dividend equivalents.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of common stock, subject to BJ's right to repurchase all or part of such shares if the conditions specified in the award are not satisfied prior to the end of the applicable restriction period established for the award. The Board of Directors will determine the terms and conditions of the applicable Award, including the conditions for vesting (subject to the minimum vesting requirements described below) and repurchase and the issue price, if any.

Restricted Stock Unit Awards. Instead of granting restricted stock awards, the Board may grant RSUs, which entitle the recipient to receive shares of common stock or cash to be delivered at the time the award vests.

Other Stock-Based Awards. Under the 2007 Plan, the Board of Directors has the right to grant other awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions, the grant of awards that are valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, and the grant of awards entitling recipients to receive shares of Common Stock to be delivered in the future.

Performance Awards. Restricted stock and RSU awards and other stock-based awards that are intended to qualify as performance-based compensation under Section 162(m) will be made subject to the achievement of performance goals. We refer to these awards as "performance awards." Performance awards will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m). The performance criteria for each performance award will be based on one or more of the following measures: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, return on equity and return on investment. These performance measures may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The performance measure may be determined pursuant to GAAP or on a non-GAAP basis. The performance goals may exclude the impact of charges for restructurings, discontinued operations, the write down of any asset, extraordinary items, other unusual or non-recurring items and the cumulative effect of accounting changes. The performance goals may also include or exclude (in whole or in part) income or loss from, or other effects of, sales of gasoline. These performance goals:

- may vary by participant and may be different for different awards;
- may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by a committee of the Board of Directors; and
- will be set by the committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m).

The maximum cash payment that can be made in connection with a performance award is $1,000,000 per fiscal year per participant. Under the 2007 Plan, the committee may not make any adjustments to the performance criteria to increase the incentive payment to executive officers subject to Section 162(m), except to make appropriate adjustments in the event of certain specified types of transactions; provided that in no case shall any such adjustment be made if it would cause an award to no longer qualify as performance-based compensation under Section 162(m).

Minimum Vesting Periods

The 2007 Plan generally requires that all options have a minimum one year vesting period, unless the option is granted in lieu of salary, bonus or other earned compensation.

In general, any restricted stock and RSU awards and other stock-based awards will be subject to the following minimum vesting provisions:

- awards that vest solely based on the passage of time may not vest sooner than ratably over three years; and
- awards that do not vest based solely on the passage of time may not vest prior to the first anniversary of their grant.

The Board may waive these minimum vesting requirements in extraordinary circumstances, including death, disability or retirement, estate planning needs, or the occurrence of a business combination, recapitalization or change of control. In addition, restricted stock and RSU awards and other stock-based awards for up to an aggregate of 187,500 shares of Common Stock may be granted without satisfying the minimum vesting requirements. The 187,500 number already reflects application of the two-to-one fungible share ratio described above.

Restrictions on Repricings

Unless approved by BJ's stockholders:

- no outstanding option or SAR granted under the 2007 Plan may be amended to provide an exercise price that is lower than its then-current exercise price (other than adjustments for changes in capitalization); and
- the Board may not cancel any outstanding option or SAR and grant in substitution new awards under the 2007 Plan covering the same or a different number of shares of Common Stock and having an exercise price lower than the then-current exercise price of the cancelled option or SAR.

Eligibility to Receive Awards

Employees, officers and directors of BJ's are eligible to be granted awards under the 2007 Plan. Under present law, however, incentive stock options may only be granted to employees of BJ's and its subsidiaries.

The maximum number of shares with respect to which awards may be granted to any participant under the 2007 Plan is 1,000,000 shares per fiscal year. This sublimit is included in the 2007 Plan in order to comply with Section 162(m). The two-to-one fungible share ratio described above does not apply to this sublimit.

Plan Benefits

As of April 9, 2010, approximately 780 persons were eligible to receive awards under the 2007 Plan, including BJ's six executive officers and eight non-employee directors. Other than the automatic grants of options to non-employee directors, the granting of awards under the 2007 Plan is discretionary, and other than the grant of annual options to purchase 35,000 shares of Common Stock to be made to the non-employee director group, BJ's cannot now determine the number or type of awards to be granted in the future to any particular person or group.

Since the 2007 Plan was adopted through April 9, 2010, BJ's has granted the following number of options and shares of restricted stock to the individuals and groups listed below: Laura J. Sen, 144,713 shares of restricted stock; Frank D. Forward, 55,004 shares of restricted stock; Thomas F. Gallagher, 55,004 shares of restricted stock; Christina M. Neppl, 50,004 shares of restricted stock; Lon F. Povich, 47,504 shares of restricted stock; all current executive officers as group, 352,229 shares of restricted stock; all current directors who are not executive officers as a group, 30,000 options and 41,984 shares of restricted stock; each nominee for election as a director at the 2010 Annual Meeting as follows: Leonard A. Schlesinger, 10,000 options and 1,467 shares of restricted stock, and Thomas J. Shields, 6,600 shares of restricted stock; and all employees, including all current officers who are not executive officers, as a group, 42,000 options and 1,294,559 shares of restricted stock.

On April 9, 2010, the last reported sale price of BJ's Common Stock on the New York Stock Exchange was $37.72.

Transferability of Awards

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant. The Board may permit the gratuitous transfer of an award by the participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the participant or an immediate family member if, with respect to such transferee, BJ's would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such award.

Administration

The 2007 Plan is administered by the Board of Directors. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2007 Plan and to interpret the provisions of the 2007 Plan. Pursuant to the terms of the 2007 Plan, the Board may delegate authority under the 2007 Plan to one or more committees or subcommittees of the Board. The Board has delegated authority under the 2007 Plan to the ECC.

Subject to any applicable limitations contained in the 2007 Plan, the Board or any committee to whom the Board delegates authority selects the recipients of awards and determines the terms of awards. Discretionary awards to non-employee directors must be granted and administered by a committee of independent directors.

The Board is required to make equitable adjustments in connection with the 2007 Plan and any outstanding awards to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combination of shares, reclassification of shares, spin-offs, other similar changes in capitalization, and any other dividend or distribution other than an ordinary cash dividend. The 2007 Plan also contains provisions addressing the consequences of any reorganization event, which is defined as:

- any merger or consolidation of BJ's with or into another entity as a result of which all of BJ's Common Stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled;
- any transfer or disposition of all of BJ's Common Stock for cash, securities or other property pursuant to a share exchange or other transaction; or
- any liquidation or dissolution of BJ's.

In connection with a reorganization event, except as otherwise provided in a specific award agreement, the Board of Directors will take any one or more of the following actions as to all or any outstanding awards (other than restricted stock) on such terms as the Board determines:

- provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation;
- upon written notice, provide that all unexercised awards will terminate immediately prior to the consummation of the reorganization event unless exercised (to the extent then exercisable) within a specified period following the date of such notice;
- provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon the reorganization event;
- in the event of a reorganization event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment, referred to as the "acquisition price," for each share surrendered in the reorganization event, make or provide for a cash payment to an award holder with respect to each award held equal to (A) the number of shares of Common Stock subject to the vested

portion of the award multiplied by (B) the excess, if any, of the acquisition price over the exercise or purchase price of the award and any applicable tax withholdings, in exchange for the termination of the award.

- provide that, in connection with a liquidation or dissolution, awards will convert into the right to receive liquidation proceeds; and
- any combination of the foregoing.

With respect to restricted stock, the 2007 Plan generally provides that BJ's repurchase and other rights under such awards will inure to the benefit of BJ's successor and will apply to the cash, securities or other property into which BJ's Common Stock is converted.

The 2007 Plan also contains provisions addressing the consequences of any change of control (as defined in the 2007 Plan). Except to the extent otherwise provided in the instrument evidencing an award or in any other agreement, upon the occurrence of a change in control event:

- all options and SARs then outstanding shall automatically become immediately exercisable in full; and
- the restrictions and conditions on all other awards then outstanding will be deemed waived only if and to the extent specified by the Board of Directors.

Substitute Awards

In connection with a merger or consolidation of an entity with BJ's or the acquisition by BJ's of property or stock of an entity, the Board may grant awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on awards contained in the 2007 Plan. Substitute awards will not count against the 2007 Plan's overall share limit, except as may be required by the Code.

Term; Amendment or Termination

No new awards may be made under the 2007 Plan after May 24, 2017, but awards previously granted may extend beyond that date. The Board of Directors may at any time amend, suspend or terminate the 2007 Plan, provided that stockholder approval will be required to the extent required by Section 162(m), the New York Stock Exchange or tax laws relating to incentive stock options. In addition, if the New York Stock Exchange amends its corporate governance rules so that they no longer require stockholder approval of "material revisions" of equity-compensation plans, stockholder approval would nevertheless be required for any amendment that materially increases benefits to participants, materially increases the number of securities issuable under the plan (other than to reflect changes in capitalization) or materially expands the eligible participants.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the 2007 Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options

A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by BJ's or its corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Non-statutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long term if the participant has held the stock for more than one year and otherwise will be short term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long term if the participant held the stock for more than one year and otherwise will be short term.

Non-statutory Stock Options

A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long term if the participant has held the stock for more than one year and otherwise will be short term.

Stock Appreciation Rights

A participant will not have income upon the grant of an SAR. A participant generally will recognize compensation income upon the exercise of an SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long term if the participant held the stock for more than one year and otherwise will be short term.

Restricted Stock Awards

A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long term if the participant held the stock for more than one year and otherwise will be short term.

Restricted Stock Units

A participant will not have income upon the grant of an RSU. A participant is not permitted to make a Section 83(b) election with respect to an RSU. When the RSU vests or when the shares are delivered if a proper deferral is effected, the participant will have income in an amount equal to the fair market value of the stock on the vesting date or delivery date as applicable, less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date or delivery date as applicable. Any capital gain or loss will be long term if the participant held the stock for more than one year and otherwise will be short term.

Other Stock-Based Awards

The tax consequences associated with any other stock-based award granted under the 2007 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying Common Stock.

Tax Consequences to BJ's

There will be no tax consequences to BJ's, except that BJ's will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Equity Grants in the Last Three Years

The following table sets forth information regarding awards granted and earned for each of the last three fiscal years:

Equity Grants	2009	2008	2007
Stock options granted	10,000	20,000	426,000
Service-based restricted stock granted	521,000	489,000	736,000
Performance-based restricted stock earned(1)	93,000	—	—

(1) Represents performance-based shares, originally granted during 2007, which have been earned based upon the achievement of performance goals for the period 2007-2009. These shares vest on the later of the release of the Company's first quarter fiscal 2010 earnings, or May 24, 2010, subject to continued employment. Performance based shares granted during 2008 and 2009 are each subject to a three-year performance period which has not yet ended.

Recommendation of the Board of Directors

The Board of Directors believes that the Company's future success depends, in large part, upon its ability to maintain a competitive position in attracting, retaining and motivating employees, officers and directors and, consequently, believes the approval of an amendment and restatement of the 2007 Plan is in the Company's best interests and the best interests of its shareholders.

ACCORDINGLY, THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2007 PLAN.

PROPOSAL THREE

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2010. Although shareholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, the Company's Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection. If this proposal is not approved by the Company's shareholders at the annual meeting, the Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. Even if the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010.

PROPOSAL FOUR

SHAREHOLDER PROPOSAL REGARDING BIRD WELFARE

People for the Ethical Treatment of Animals (PETA), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 100 shares of common stock, has notified us that they intend to present a resolution at the annual meeting. **Your Board of Directors recommends a vote AGAINST this shareholder proposal**. As required by federal regulations, the resolution is included below exactly as submitted:

RESOLVED, that to advance the company's financial interests and the welfare of chickens and turkeys killed for its stores, shareholders encourage the Board to purchase 100 percent of turkey from suppliers that use controlled-atmosphere killing (CAK), a less cruel method of slaughter, by the end of 2010, and to require the company's chicken suppliers to switch to CAK within five years.

Supporting Statement

BJ's Wholesale Club's suppliers' current slaughter method is cruel and inefficient. Consider the following:

- BJ's Wholesale Club's poultry suppliers use electric immobilization in their slaughterhouses. This involves shackling live birds, shocking them with electrified water in a "stun" bath, cutting their throats, and removing their feathers in tanks of scalding –hot water.
- Birds often suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Because the electric current in the "stun" bath is kept too low to effectively render birds unconscious, many have their throats cut while they are still able to feel pain.
- Birds are often scalded to death in defeathering tanks. When this happens, they often defecate, further decreasing yield and increasing the likelihood of contamination.
- Frenzied birds flap their wings, kick workers, and vomit and defecate on them, leading to increased worker injuries and illness and poor overall ergonomics.

CAK is better for the birds' welfare and more efficient. Consider the following benefits:

- With CAK, birds who are still in their transport crates are placed in chambers, where their oxygen is replaced with nonpoisonous gasses, putting them "to sleep".
- Every published report on CAK and numerous meat-industry scientific advisors—including Drs. Temple Grandin, Mohan Raj, and Ian Duncan—have concluded that it is superior to electric immobilization with regard to animal welfare.
- Because there is no live shackling or live scalding, product quality and yield are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat".
- Because workers never handle live birds, ergonomics improve, injury and illness rates decrease, and the opportunities for workers to abuse live birds are eliminated. The turnover rate at a Nebraska poultry plant dropped by 75 percent after it installed a CAK system.

The following BJ's Wholesale Club's competitors are moving toward CAK:

- Burger King, Popeye's, Wendy's, Hardee's and Carl's Jr. give purchasing preference or consideration to chicken suppliers that use CAK.
- KFCs in Canada, Ruby Tuesday, Quiznos, Kroger, A&P, Harris Teeter and Winn-Dixie are already sourcing chickens or turkeys killed by CAK.

We urge shareholders to support this socially and ethically responsible resolution.

Management's Statement in Opposition to the Proposal

The safety and quality of the products we sell in our warehouse clubs is, and has always been, a top priority for us. BJ's does not own, raise, transport or process poultry. We sell poultry that we purchase from our suppliers, which are primarily two of the three largest poultry processors in the United States (specifically, Perdue Incorporated, the third largest poultry processor in the United States, and Tyson Foods, Inc., the world's largest processor of chicken, beef and pork). As a purchaser, but not a processor, of poultry, we require that the livestock used to produce products sold in our BJ's clubs be raised, handled, transported and processed using procedures that are consistent with industry best practices and that comply with all applicable laws and all animal handling/animal welfare guidelines as established by applicable industry associations.

Different humane methods exist for harvesting poultry, including the method of controlled-atmosphere killing referenced in the proposal. However, the research remains inconclusive as to whether controlled atmosphere killing is truly a better alternative to conventional stunning methods. The National Chicken Council released a statement on February 16, 2009 that said "According to scientists, there is no advantage in terms of animal welfare for gas killing systems for poultry compared to the conventional stunning systems used by the United States chicken industry. The industry feels that while gas systems are worthy of further study, there is no proven reason yet to move away from conventional stunning systems." The American Humane Society released a statement on April 9, 2008 that said "Based on input from animal-science veterinary and ethics professionals, American Humane Certified says that research is not conclusive or complete at this time to support Controlled Atmosphere Stunning (CAS) as the preferred method of poultry slaughter".

In light of the current state of the research in this area, we do not believe at this time that it is appropriate to give preference to suppliers that use controlled atmosphere killing as opposed to conventional stunning methods.

Accordingly, our Board recommends a vote AGAINST this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee consists of five directors, each of whom is independent as defined by the applicable standards of the NYSE. A description of the responsibilities of the Audit Committee is set forth above under the caption "The Board of Directors and its Committees—Audit Committee" on pages 9 to 10.

The Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2009 with the management of the Company. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees), as amended, as adopted by the PCAOB. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from the Company. The Audit Committee also considered whether the independent registered public accounting firm's provision of the other, non-audit related services to the Company which are referred to in "All Other Fees" on page 58 is compatible with maintaining such firm's independence.

Based on the review and the discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010, for filing with the SEC.

By the Audit Committee of the Board of Directors of the Company

Thomas J. Shields, *Chair*
S. James Coppersmith
Helen Frame Peters
Paul Danos
Edmond J. English

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND OTHER MATTERS

Fees to Independent Registered Public Accounting Firm

The following table presents the fees and expenses of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, for each of the last two fiscal years.

	Fiscal Year Ended	
	January 30, 2010	January 31, 2009
Audit Fees(1)	$1,545,894	$1,643,011
Audit-Related Fees(2)	60,306	66,600
Tax Fees(3)	81,106	83,517
All Other Fees(4)	201,607	3,000
Total	$1,888,913	$1,796,128

(1) Audit fees include the annual audit of the financial statements and Sarbanes-Oxley 404 attestations and reviews of the financial statements included in each of the Company's quarterly reports on Form 10-Q.
(2) Audit-related fees consisted principally of consultations concerning financial accounting and reporting standards as well as assurance and related services that are reasonably related to the performance of the audit and review of the Company's financial statements and which are not reported under "Audit Fees." These services in 2009 and 2008 included audits of the Company benefit plans.
(3) Tax fees consist of fees for tax compliance and tax advice and planning services. Tax compliance services, which relate to preparation of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $29,200 of the total tax fees billed in fiscal 2009 and $35,243 of the total tax fees billed in fiscal 2008. Tax advice and planning services relate to assistance with tax audits and appeals, and employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4) All other fees consist of $198,607 of advisory services related to the Company's information technology projects in 2009 and licensing fees of $3,000 for PricewaterhouseCoopers LLP technology products in 2009 and 2008.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. This policy generally provides that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the Chair of the Audit Committee the authority to approve any audit or non-audit services to be provided to the Company by its independent registered public accounting firm. Any approval of services by the Chair of the Audit Committee pursuant to this delegated authority is reported at the next meeting of the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Executive officers, directors and greater-than-ten-percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations regarding the filing of required reports, all Section 16(a) filing requirements applicable to its directors, executive officers and greater-than-ten-percent beneficial owners with respect to fiscal 2009 were met, other than a late filing for Christine M. Cournoyer to report a grant of restricted shares that was fixed by a Form 4 filed on May 29, 2009.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2011 Annual Meeting of Shareholders, pursuant to Rule 14a-8 under the Exchange Act, must be received by the Company no later than 5:00 p.m., Eastern Time, on December 16, 2010, in order to be considered for inclusion in the Company's proxy materials for that meeting. The Company suggests that proponents submit their proposals via registered or certified mail. Proposals should be addressed to Lon F. Povich, Secretary, BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760.

The Company's by-laws require that the Company be given advance written notice of shareholder nominations for election to the Company's Board of Directors and of other matters which shareholders wish to present for action at an annual meeting of shareholders (other than matters included in the Company's proxy materials in accordance with Rule 14a-8 under the Exchange Act). The Secretary must receive such notice at the address noted above not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting, provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, the Secretary must receive such notice not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Assuming that the 2011 Annual Meeting of Shareholders is held during the period from May 5, 2011 to August 3, 2011 (as it is expected to be), in order to comply with the time periods set forth in the Company's by-laws, appropriate notice would need to be provided to the Secretary of the Company at the address noted above no earlier than February 24, 2011, and no later than March 16, 2011. If a shareholder fails to provide timely notice of a proposal to be presented at the 2011 Annual Meeting of Shareholders, the proxies designated by the Board of Directors of the Company will have discretionary authority to vote on any such proposal which may come before the meeting.

The Company's by-laws also specify requirements relating to the content of the notice which shareholders must provide to the Secretary of the Company for any matter, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

OTHER MATTERS

The Board of Directors has no knowledge of any other matter which may come before the meeting and does not intend to present any such other matter. Pursuant to the Company's by-laws, the deadline for shareholders to notify the Company of any proposals or director nominations to be presented for action at the annual meeting has passed. However, if any other matters shall properly come before the meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the accompanying proxy in accordance with their own judgment.

OTHER INFORMATION

The Executive Compensation Committee Report on page 35, the Audit Committee Report on page 57 and the information regarding the Audit Committee's charter and the independence of Audit Committee members on pages 9 to 10 shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

The cost of solicitation of proxies will be borne by the Company. The Company has retained Georgeson Shareholder Communications Inc. to assist in soliciting proxies by mail, e-mail, telephone and personal interview for a fee of $8,500, plus expenses. Officers and employees of the Company may, without additional remuneration, also assist in soliciting proxies in the same manner. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or the Company's Annual Report for the fiscal year ended January 30, 2010 may have been sent to multiple shareholders in each household. The Company will promptly deliver a separate copy of either document to any shareholder upon written or oral request to the Investor Relations Department of the Company, BJ's Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760, telephone: (508) 651-6650. Any shareholder who wants to receive separate copies of future proxy statements or annual reports, or any shareholder who is receiving multiple copies and would like to receive only one copy per household, should contact the shareholder's bank, broker, or other nominee record holder, or the shareholder may contact the Company at the above address and phone number.

By Order of the Board of Directors



Lon F. Povich
Secretary

April 15, 2010

BJ's WHOLESALE CLUB, INC.

2007 STOCK INCENTIVE PLAN

BJ's WHOLESALE CLUB, INC.

AMENDED AND RESTATED 2007 STOCK INCENTIVE PLAN

1. *Purpose*

The purpose of this 2007 Stock Incentive Plan (the "Plan") of BJ's Wholesale Club, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any present or future subsidiary corporations of BJ's Wholesale Club, Inc. as defined in Section 424(f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code").

2. *Eligibility*

All of the Company's employees, officers and directors are eligible to be granted options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, other stock-based awards and performance awards (each, an "Award") under the Plan. Any person who has been granted an Award under the Plan shall be deemed a "Participant".

3. *Administration, Delegation*

(a) *Administration by Board of Directors.* The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). The Board shall appoint one such Committee of not less than two members, each member of which shall be (i) an "independent director" within the meaning of Section 303A of The New York Stock Exchange Listed Company Manual, (ii) an "outside director" within the meaning of Section 162(m) of the Code and (iii) a "non-employee director" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). All references in the Plan to the "Board" shall mean the Board or a Committee of the Board to the extent that the Board's powers or authority under the Plan have been delegated to such Committee.

(c) *Awards to Non-Employee Directors.* Discretionary Awards to non-employee directors will only be granted and administered by a Committee, each member of which is an "independent director" within the meaning of Section 303A of The New York Stock Exchange Listed Company Manual.

4. ***Stock Available for Awards***

(a) *Number of Shares; Share Counting.*

(1) *Authorized Number of Shares.* Subject to adjustment under Section 4(c), Awards may be made under the Plan for up to ~~4,000,000~~ 7,500,000 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares as determined from time to time by the Board.

(2) *Fungible Share Counting.* Subject to adjustment under Section 4(c), an Option or SAR shall be counted against the share limits specified in Sections 4(a)(1) and 4(b)(2) as one share for each share of common stock subject to the Option or SAR, and any Restricted Stock Awards or Other Stock-Based Awards with a per share or per unit purchase price lower than 100% of Fair Market Value (as defined below) on the date of grant (a "Full Value Award") shall be counted against the share limits specified in Sections 4(a)(1), 4(b)(2), 8(b) and 9(b) as two shares for each one share of Common Stock subject to such Full Value Award. To the extent that a share that was subject to an Award that counted as one share is returned to the Plan pursuant to Section 4(a)(3), each applicable share reserve will be credited with one share. To the extent that a share that was subject to an Award that counted as two shares is returned to the Plan pursuant to Section 4(a)(3), each applicable share reserve will be credited with two shares.

(3) *Other Share Counting Rules.* For purposes of counting the number of shares available for the grant of Awards under the Plan and under the sublimits contained in Sections 4(b)(2), 8(b) and 9(b), (i) all shares of Common Stock covered by independent SARs (as defined in Section 7(b)) shall be counted against the number of shares available for the grant of Awards under the Plan; provided, however, that independent SARs that may be settled in cash only shall not be so counted; (ii) if any Award (A) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (B) results in any Common Stock not being issued (including as a result of an independent SAR that was settleable either in cash or in stock actually being settled in cash), the unused Common Stock covered by such Award shall again be available for the grant of Awards; provided, however, in the case of Incentive Stock Options (as hereinafter defined), the foregoing shall be subject to any limitations under the Code; and provided further, in the case of independent SARs, that the full number of shares subject to any stock-settled SAR shall be counted against the shares available under the Plan regardless of the number of shares actually used to settle such SAR upon exercise; (iii) shares of Common Stock tendered to the Company by a Participant to (A) purchase shares of Common Stock upon the exercise of an Award or (B) satisfy tax withholding obligations (including shares retained from the Award creating the tax obligation) shall not be added back to the number of shares available for the future grant of Awards; and (iv) shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for future grant of Awards.

(b) *Sub-limits.* Subject to adjustment under Section 4(c), the following sub-limits on the number of shares subject to Awards shall apply:

(1) *Section 162(m) Per-Participant Limit.* The maximum number of shares with respect to which Awards may be granted to any Participant under the Plan shall be 1,000,000 per fiscal year. For purposes of the foregoing limit, the combination of an Option in tandem with an SAR (as each is hereafter defined) shall be treated as a single Award. The per-Participant limit described in this Section 4(b)(1) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("Section 162(m)").

(2) *Limit on Awards to Directors.* The maximum number of shares with respect to which Awards may be granted to directors who are not employees of the Company at the time of grant shall be 15% of the maximum number of authorized shares set forth in Section 4(a)(1).

(c) *Adjustment to Common Stock.* In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the sub-limits and share counting rules set forth in Sections 4(a), 4(b), 8(b) and 9(b), (iii) the number and class of securities and exercise price per share of each outstanding Option and each Option issuable under Section 6, (iv) the share- and per-share provisions and the exercise price of each SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award and (vi) the share- and per-share provisions and the purchase price, if any, of each outstanding Other Stock-Based Award, shall be equitably adjusted by the Board (or substituted Awards may be made, if applicable).

(d) *Substitute Awards.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1), except as may be required by reason of Section 422 and related provisions of the Code.

5. *Stock Options*

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option".

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option, or for any action taken by the Board, including without limitation the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(c) *Exercise Price.* The Board shall establish the exercise price of each Option and specify it in the applicable option agreement. Each Option shall have an exercise price of not less than the closing sale price (for the primary trading session) of the Common Stock on The New York Stock Exchange (or on the other national securities exchange on which the Common Stock is then traded) on its date of grant (and if the Common Stock is not then traded on a national securities exchange, the fair market value of the Common Stock on such date as determined by the Board).

(d) *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; provided, however, that no Option will be granted with a term in excess of 10 years.

(e) *Exercise of Option.* Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable option agreement, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value as determined by (or in a manner approved by) the Board ("Fair Market Value"), provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent permitted by applicable law and provided for in the applicable option agreement or approved by the Board, in its sole discretion, by (i) delivery of a promissory note of the Participant to the Company on terms determined by the Board or (ii) payment of such other lawful consideration as the Board may determine; or

(5) by any combination of the above permitted forms of payment.

(g) *Minimum Vesting.* Other than as provided in Section 6 with respect to Options granted to non-employee directors, no Option shall vest earlier than the first anniversary of its date of grant, unless the Option is issued in lieu of salary, bonus or other compensation otherwise earned by or payable to the Participant. Notwithstanding the foregoing, the Board may allow an Option to accelerate and become vested, in whole or in part, prior to the first anniversary of its date of grant, provided that the Board may only exercise such right in extraordinary circumstances which shall include, without limitation, death or disability of the Participant; estate planning needs of the Participant; a merger, consolidation, sale, reorganization, recapitalization, or Change of Control of the Company; or any other nonrecurring significant event affecting the Company, a Participant or the Plan.

(h) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 4(c)) and (2) the Board may not cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option.

(i) *No Reload Options.* No Option granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional Options in connection with any exercise of the original Option.

(j) *No Dividend Equivalents.* No Option shall provide for the payment or accrual of dividend equivalents.

6. *Director Options*

(a) *Initial Grant.* Upon the commencement of service on the Board by any individual who is not then an employee of the Company or any subsidiary of the Company, ~~the Company shall grant to~~ such person shall automatically be granted a Nonstatutory Stock Option to purchase 10,000 shares of Common Stock (subject to adjustment under Section 4(c)).

(b) *Annual Grant.* On the date of each annual meeting of stockholders of the Company, ~~the Company shall grant to~~ each member of the Board of Directors of the Company who is both serving as a director of the Company immediately prior to and immediately following such annual meeting and who is not then an employee of the Company or any of its subsidiaries, shall automatically be granted a Nonstatutory Stock Option to purchase 5,000 shares of Common Stock (subject to adjustment under Section 4(c)); provided, however, that a director shall not be eligible to receive an option grant under this Section 6(b) until such director has served on the Board for at least six months.

(c) *Terms of Director Options.* Options granted under this Section 6 shall (i) have an exercise price equal to the closing sale price (for the primary trading session) of the Common Stock on The New York Stock Exchange or on the other national securities exchange on which the Common Stock is then traded on the date of grant (and if the Common Stock is not then traded on a national securities exchange, the fair market value of the Common Stock on such date as determined by the Board), (ii) vest on a cumulative basis as to one-third of the shares subject to the Option on the first day of the month of each of the first three anniversaries of the date of grant of such Option (provided that no additional vesting shall take place after the Participant ceases to serve as a director and further provided that the Board may provide for accelerated vesting in the case of death, disability, attainment of mandatory retirement age or retirement following at least 10 years of service), (iii) expire on the earlier of 10 years from the date of grant or one year following cessation of service on the Board and (iv) contain such other terms and conditions as the Board shall determine.

(d) *Board Discretion.* The Board retains the specific authority to from time to time increase or decrease the number of shares subject to Options granted under this Section 6, subject to the limitation of the aggregate number of shares issuable to non-employee directors contained in Section 4(b)(2). The Board also retains the specific authority to issue SARs, Restricted Stock Awards or Other Stock-Based Awards in lieu of some or all of the Options otherwise issuable under this Section 6, subject to the limitation of the aggregate number of shares issuable to non-employee directors contained in Section 4(b)(2).

7. *Stock Appreciation Rights*

(a) *General.* The Board may grant Awards consisting of a SAR entitling the holder, upon exercise, to receive an amount in cash or Common Stock or a combination thereof (such form to be determined by the Board) determined in whole or in part by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock over the exercise price established pursuant to Section 7(c). SARs may be based solely on appreciation in the fair market value of Common Stock or on a comparison of such appreciation with some other measure of market growth such as (but not limited to) appreciation in a recognized market index. The date as of which such appreciation or other measure is determined shall be the exercise date unless another date is specified by the Board in the SAR Award.

(b) *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards.* When SARs are expressly granted in tandem with Options, (i) the SAR will be exercisable only at such time or times, and to the extent, that the related Option is exercisable (except to the extent designated by the Board in connection with a Reorganization Event or a Change of Control) and will be exercisable in accordance with the procedure required for exercise of the related Option; (ii) the SAR will terminate and no longer be exercisable upon the termination or exercise of the related Option, except to the extent designated by the Board in connection with a Reorganization Event or a Change of Control and except that a SAR granted with respect to less than the full number of shares covered by an Option will not be reduced until the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (iii) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (iv) the SAR will be transferable only with the related Option.

(2) *Independent SARs.* A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Board, subject to the other terms of the Plan, may specify in the SAR Award.

(c) *Exercise Price.* The Board shall establish the exercise price of each SAR and specify it in the applicable SAR agreement. Each SAR shall have a exercise price of not less than the closing sale price (for the primary trading session) of the Common Stock on The New York Stock Exchange (or on the other national securities exchange on which the Common Stock is then traded) on its date of grant (and if the Common Stock is not then traded on a national securities exchange, the fair market value of the Common Stock on such date as determined by the Board).

(d) *Duration of SARs.* Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

(e) *Exercise of SARs.* SARs may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

(f) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding SAR granted under the Plan may be amended to provide a exercise price per share that is lower than the then-current exercise price per share of such outstanding SAR (other than adjustments pursuant to Section 4(c)) and (2) the Board may not cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having a exercise price per share lower than the then-current exercise price per share of the cancelled SAR.

(g) *No Dividend Equivalents.* No SAR shall provide for the payment or accrual of dividend equivalents.

8. *Restricted Stock; Restricted Stock Units*

(a) *General.* The Board may grant Awards entitling recipients to acquire shares of Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. Instead of granting Awards for Restricted Stock, the Board may grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") (Restricted Stock and Restricted Stock Units are each referred to herein as a "Restricted Stock Award").

(b) *Terms and Conditions for all Restricted Stock Awards.* The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any. Restricted Stock Awards that vest solely based on the passage of time shall be zero percent vested prior to the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant), no more than one-third vested prior to the second anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the second annual meeting held after the date of grant), and no more than two-thirds vested prior to the third anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the third annual meeting held after the date of grant). Restricted Stock Awards that do not vest solely based on the passage of time shall not vest prior to the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant). The two foregoing sentences shall not apply to Restricted Stock Awards and Other Stock-Based Awards granted, in the aggregate, for up to 5% of the maximum number of authorized shares set forth in Section 4(a)(1). Notwithstanding any other provision of this Plan (other than Section 10(i), if applicable), the Board may, in its discretion, either at the time a Restricted Stock Award is made or at any time thereafter, waive its right to repurchase shares of Common Stock (or waive the forfeiture thereof) or remove or modify any part or all of the restrictions applicable to the Restricted Stock Award, provided that the Board may only exercise such rights in extraordinary circumstances which shall include, without limitation, death or disability of the Participant; estate planning needs of the Participant; a merger, consolidation, sale, reorganization, recapitalization, or Change of Control of the Company; or retirement of the Participant.

(c) *Additional Provisions Relating to Restricted Stock.*

(1) *Dividends.* ~~Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the Board.~~ Unless otherwise provided ~~by the Board, if any dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Common Stock other than an ordinary cash dividend, the shares, cash or other property will be subject to the same~~in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock ("Accrued Dividends") shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability ~~as the shares of Restricted Stock with respect to which they were paid~~that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock.

(2) *Stock Certificates.* The Company may require that any stock certificates issued in respect of shares of Restricted Stock, as well as dividends or distributions paid on such Restricted Stock, shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, "Designated Beneficiary" shall mean the Participant's estate.

(d) *Additional Provisions Relating to Restricted Stock Units.*

(1) *Settlement.* Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the applicable Award agreement. The Board may, in its discretion, provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2) *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3) *Dividend Equivalents.* To the extent provided by the Board, in its sole discretion, a grant of Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("Dividend Equivalents"). Dividend Equivalents may be paid currently or credited to an account for the Participants, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, as determined by the Board in its sole discretion, subject in each case to such terms and conditions as the Board shall establish, in each case to be set forth in the applicable Award agreement.

9. *Other Stock-Based Awards*

(a) *General.* Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants ("Other Stock-Based Awards"), including without limitation Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine.

(b) *Terms and Conditions.* Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price applicable thereto. Other Stock-Based Awards that vest solely based on the passage of time shall be zero percent vested prior to the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant), no more than one-third vested prior to the second anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the second annual meeting held after the date of grant), and no more than two-thirds vested prior to the third anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the third annual meeting held after the date of grant). Other Stock-Based Awards that do not vest solely based on the passage of time shall not vest prior to the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant). The two foregoing sentences shall not apply to Restricted Stock Awards and Other Stock-Based Awards granted, in the aggregate, for up to 5% of the maximum number of authorized shares set forth in Section 4(a)(1). Notwithstanding any other provision of this Plan (other than Section 10(i), if applicable), the Board may, in its discretion, either at the time a Other Stock-Based Award is made or at any time thereafter, waive its right to repurchase shares of Common Stock (or waive the forfeiture thereof) or remove or modify any part or all of the restrictions applicable to the Other Stock-Based Award, provided that the Board may only exercise such rights in extraordinary circumstances which shall include, without limitation, death or disability of the Participant; estate planning needs of the Participant; a merger, consolidation, sale, reorganization, recapitalization, or Change of Control of the Company; or retirement of the Participant.

10. ***General Provisions Applicable to Awards***

(a) *Transferability of Awards.* Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such Award under the Securities Act of 1933, as amended; provided, further, that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) *Documentation.* Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, termination of employment, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) *Reorganization Events; Change of Control.*

(1) *Definitions.* A "Reorganization Event" shall mean (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any ~~exchange~~transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company. A "Change of Control" shall have the meaning set forth on Annex A hereto.

(2) *Consequences of a Reorganization Event on Awards Other than Restricted Stock~~-Awards~~.*

(A) Subject to Section 10(e)(4), in connection with a Reorganization Event, the Board ~~shall~~may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock ~~Awards~~ on such terms as the Board determines~~:~~ (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant): (i) provide that Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant's unexercised ~~Options or other unexercised~~ Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to ~~the excess, if any, of (A) the Acquisition Price times~~(A) the number of shares of Common Stock subject to the ~~Participant's Options or other Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate~~vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise or purchase price of ~~all~~ such ~~outstanding Options or other Awards~~Award and any applicable tax ~~withholding~~withholdings, in exchange for the termination of such ~~Options or other Awards~~Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 10(e)(2)(A), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B) Notwithstanding the terms of Section 10(e)(2)(A), in the case of outstanding Restricted Stock Units that are subject to Section 409A of the Code: (i) if the applicable Restricted Stock Unit agreement provides that the Restricted Stock Units shall be settled upon a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a "change in control event", then no assumption or substitution shall be permitted pursuant to Section 10(e)(2)(A)(i) and the Restricted Stock Units shall instead be settled in accordance with the terms of the applicable Restricted Stock Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 10(e)(2)(A) if the Reorganization Event constitutes a "change in control event" as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a "change in control event" as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted Stock Units pursuant to clause (i) of Section 10(e)(2)(A), then the unvested Restricted Stock Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C) For purposes of ~~clause (i) above~~Section 10(e)(2)(A)(i), an ~~Option~~Award (other than Restricted Stock) shall be considered assumed if, following consummation of the Reorganization Event, ~~the Option~~ such Award confers the right to purchase or receive pursuant to the terms of such Award, for each share of Common Stock subject to the ~~Option~~Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise ~~of Options~~or settlement of the Award to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Board, and as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) *Consequences of a Reorganization Event on Restricted Stock~~Awards~~.* Subject to Section 10(e)(4), upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company ~~under each~~with respect to outstanding Restricted Stock ~~Award~~ shall inure to the benefit of the Company's successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to ~~the Common Stock subject to such Restricted Stock Award.~~such Restricted Stock; *provided, however*, that, to the extent permitted by Section 8(b), the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock ~~Award~~ or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock ~~Awards~~ then outstanding shall automatically be deemed terminated or satisfied.

(4) *Consequences of Change of Control.* Except to the extent otherwise provided in the instrument evidencing an Award or in any other agreement between a Participant and the Company, upon the occurrence of a Change of Control (i) all Options and SARs then outstanding shall automatically become immediately exercisable in full and (ii) the restrictions and conditions on all other Awards then outstanding shall be deemed waived only if and to the extent specified (whether at the time of grant or otherwise) by the Board; provided, however, that for any Restricted Stock Units or other Awards that are subject to Section 409A of the Code (collectively "Section 409A Awards"), if the Change of Control does not also constitute a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i) (or any successor provision), and the acquiring or succeeding corporation does not agree to assume to substitute the Section 409A Awards, then such Awards shall terminate upon the Change of Control without any payment in exchange therefor.

(f) Withholding. ~~Each Participant shall pay to the Company, or make provision satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards granted to such Participant. The Board may allow Participants to~~ The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, ~~that,~~ except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares ~~surrendered~~used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. ~~The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.~~

(g) *Amendment of Award.* Except as otherwise provided in Section 5(g) with respect to vesting of Options, Section 5(h) with respect to option repricing, Section 7(f) with respect to SAR repricing, Sections 8(b) or 9(b) with respect to the vesting of Restricted Stock Awards and Other Stock-Based Awards, Section 10(i) with respect to Performance Awards or Section 11(d) with respect to actions requiring shareholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant's consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant, (ii) the change is permitted under Section 4(c) or 10(e) hereof or (iii) the Board determines that the change is necessary to make the Award comply with Section 409A of the Code (provided that this clause (iii) shall not be deemed to create a duty on the Board to make such changes).

(h) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(i) *Performance Awards.*

(1) *Grants.* Restricted Stock Awards and Other Stock-Based Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 10(i) ("Performance Awards"), subject to the limits in Section 4(b)(1) on shares covered by such grants. Subject to Section 10(i)(4), no Performance Awards shall vest prior to the first anniversary of the date of grant. Performance Awards can also provide for cash payments of up to $1,000,000 per fiscal year per individual.

(2) *Committee.* Grants of Performance Awards to any Covered Employee intended to qualify as "performance-based compensation" under Section 162(m) ("Performance-Based Compensation") shall be made only by a Committee (or subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a Committee making Awards qualifying as "performance-based compensation" under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee shall be deemed to be references to such Committee or subcommittee. "Covered Employee" shall mean any person who is, or who the Committee, in its discretion, determines may be, a "covered employee" under Section 162(m)(3) of the Code.

(3) *Performance Measures.* For any Award that is intended to qualify as Performance-Based Compensation, the Committee shall specify that the degree of granting, vesting and/or payout shall be subject to the achievement of one or more objective performance measures established by the Committee, which shall be based on the relative or absolute attainment of specified levels of one or any combination of the following, which may be determined pursuant to generally accepted accounting principles ("GAAP") or on a non-GAAP basis, as determined by the Committee: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, return on equity, and return on investment. The Committee may specify that such performance measures shall be applied by excluding the impact of charges for restructurings, discontinued operations, the write down of any asset, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles, subject to paragraph (6) below. Such performance measures may include or exclude (in whole or in part) income or loss from, or other effects of, sales of gasoline. Such performance measures: (i) may vary by Participant and may be different for different Awards, (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m).

(4) *Adjustments.* Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance measures except in the case of the death or disability of the Participant or a Change of Control.

(5) *Other Restrictions.* The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "Performance-Based Compensation."

(6) *Limitations on Adjustments.* The Committee shall make no adjustments to the performance measures included in an outstanding Performance Award, the effect of which is to increase the incentive payment to a Covered Employee, except for the following:

(A) Events classified as extraordinary items, unusual or infrequently occurring items, or discontinued operations or presented as special nonrecurring charges (or income) in accordance with generally accepted accounting principles.

(B) Disposal of a business segment or a group of one or more warehouse stores, a major administrative unit, or major assets, or impairment of assets (whether tangible or intangible), if quantified and disclosed in the Company's Annual Report on Form 10-K.

(C) Conversion of convertible bonds or preferred stock convertible into Common Stock; a repurchase by the Company of outstanding shares of stock, if such a repurchase has a material impact on the performance that is being measured; or an increase in the number of shares of Common Stock for earnings per share calculation purposes due to a new equity or convertible debenture offering, but not by exercise of Awards under this Plan or any similar plan.

(D) Balance sheet recapitalization or restructuring that materially alters the allocation between debt and equity for the Company.

(E) Changes in accounting practice to comply with new legislation or with rules promulgated by the Securities and Exchange Commission, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board and changes in tax laws that affect tax rates, credits, or the definition of taxable income, if material.

(F) Unusual and material losses beyond the Company's control, such as acts of God (e.g., earthquake or widespread hurricane damage).

(G) Reserves for future period events which will not occur until after the performance measurement period.

(H) Adjustments attributable to prior periods in the case of a newly acquired business.

(I) Adjustments of goals made immediately after completion by the Company's independent public accountants of the audit of the Company's financial statements for the fiscal year immediately preceding the performance period, made solely to "true-up" goals that were based on estimated results for said preceding year.

(J) Gains and losses from sales of a minority interest in a subsidiary.

(K) Net incremental expense incurred by the Company as a result of opening new warehouse stores in excess of the number incorporated in the performance goals. The amount of the adjustment shall be equal to the average operating loss incurred by new warehouse stores opened by the Company in the same fiscal year.

(L) Any expense, gain or loss (including, but not limited to judgments, interest on judgments, settlement amounts, tax settlements, attorneys' fees and costs, filing fees, experts' fees, and damages sustained as a result of the imposition of injunctive relief) as a result of claims, litigation, lawsuit settlement (including collective actions or class action lawsuits) or settlement of potential claims.

In no event, however, shall the Committee make any adjustment which would cause a Performance Award to not qualify as Performance-Based Compensation.

11. *Miscellaneous*

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares. Notwithstanding the foregoing and Section 5(j), in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(c) *Effective Date and Term of Plan; Effect on 1997 Plan.* The Plan shall become effective on the date the Plan is approved by the Company's stockholders (the "Effective Date"). No Awards shall be granted under the Plan after the completion of 10 years from the Effective Date, but Awards previously granted may extend beyond that date. From and after the Effective Date, no new awards shall be granted under the Company's 1997 Stock Incentive Plan.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that (1) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such amendment shall have been approved by the Company's stockholders if required by Section 162(m) (including the vote required under Section 162(m));

(2) no amendment that would require stockholder approval under the rules of the New York Stock Exchange ("NYSE") may be made effective unless and until such stockholder approval is obtained; and (3) if the NYSE amends its corporate governance rules so that such rules no longer require stockholder approval of "material revisions" of equity-compensation plans, then, from and after the effective date of such amendment to the NYSE rules, no amendment of the Plan which (i) materially increases the benefits accruing to Participants under the Plan, (ii) materially increases the number of securities which may be issued under the Plan (other than pursuant to Section 4(c) , 4(d) or 10(e)) or (iii) materially expands the requirements as to eligibility for participation in the Plan shall become effective unless stockholder approval is obtained. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan.

(e) *Compliance With Code Section 409A*. ~~No Award shall provide for deferral of compensation that does not comply with~~ Except as provided in individual Award agreements initially or by amendment, if and to the extent any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination (i) constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code~~, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board~~ and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case, as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of "separation from service" (as determined under Section 409A of the Code) (the "New Payment Date"), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(f) *Governing Law*. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than such state.

ANNEX A

DEFINITION OF CHANGE OF CONTROL

For the purpose of this Plan, a "Change of Control" shall mean:

(a) The acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"))(a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which satisfies the criteria set forth in clauses (i), (ii) and (iii) of subsection (c) of this definition; or

(b) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequently to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board (except that this proviso shall not apply to any individual whose initial assumption of office as a director occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board); or

(c) Consummation of a reorganization, merger or consolidation involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, immediately following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, of the corporation resulting from such Business Combination (which as used in section (c) of this definition shall include, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination, or the combined voting power of the then-outstanding voting securities of such corporation and (iii) at least half of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Shareholder Information

Corporate Office

One Mercer Road
Natick, MA 01760
508-651-7400

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Web Site: www.bnymellon.com/shareownerservices

Annual Meeting

The 2010 Annual Meeting of Shareholders will be held at 11:00 a.m., Eastern Time, on May 25, 2010, at the Crowne Plaza Hotel in Natick, Massachusetts.

Financial and Other Information

BJ's Annual Report on Form 10-K for the fiscal year ended January 30, 2010 is available via the Internet at www.bjs.com. In addition, financial reports, recent filings with the Securities and Exchange Commission (the "SEC"), news releases and other Company information are available at www.bjs.com.

Inquiries

BJ's Wholesale Club Investor Relations Department
Telephone: (508) 651-6610
E-mail: investor@bjs.com

Forward Looking Statements

This Annual Report includes statements about management's future expectations and the Company's plans and prospects that are forward-looking statements under the SEC's "Safe Harbor" rules. Statements including the words "believes", "anticipates", "plans", and "expects" and similar expressions are intended to indicate forward-looking statements. Actual results could differ materially from these statements as a result of various factors discussed in BJ's annual and quarterly filings with the SEC. A discussion of these factors can be found in "Item 1A. Risk Factors" of the Form 10-K included in this Annual Report.

Performance Graph

Set forth below is a line graph comparing the cumulative total stockholder return on the Company's common stock, based on the market price of the common stock, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index and the Dow Jones Industry Group Index RTB-Retail, Broadline from January 29, 2005 (the last trading day of fiscal 2004) to January 30, 2010 (the last trading day of fiscal 2009). The Dow Jones Industry Group Index RTB-Retail, Broadline is comprised currently of 25 specialty retail companies, including the Company. The graph assumes that the value of the investment at January 29, 2005 was $100 and that all dividends were reinvested. The values of investments in the companies in the Standard & Poor's 500 Stock Index and the Dow Jones Industry Group Index RTB-Retail, Broadline were measured as of the date nearest to the end of the indicated period for which index data is readily available.


$200
$150
$100
$50
$0
1/29/05
1/28/06
2/3/07
2/2/08
1/31/09
1/30/10
BJ's Wholesale Club, Inc.
S&P 500
Dow Jones US Broadline Retailers

BJ's Wholesale Club, Inc. • One Mercer Road • Natick, Massachusetts 01760


BJ's

www.bjs.com


25
YEARS